Letter from Chief Executive Officer

Directors and Executive Officers

I. Notice of 2009 Annual Meeting

II. Proxy Statement

III. Annual Report on Form 10-K
For the year ended December 31, 2008

Stockholder Information

Bank of Granite

CORPORATION

To our Stockholders, Customers, Employees & Friends,

Two thousand eight posed unprecedented challenges for the banking industry. Asset valuations and reduced net interest margins have brought all banks under earnings performance pressure. Accordingly, 2008 was a very disappointing year for Bank of Granite. I will discuss the primary issues and how your team of dedicated employees is working to resolve them.

In the fourth quarter of 2008, Bank of Granite Corporation posted a loss of $34.3 million, or $2.22 per share. For the full-year ended December 31, 2008, we reported a net loss of $36.3 million, or $2.35 per share. Of that loss, $25.7 million in noncash charges were related to the establishment of reserves against deferred tax benefits, the impairment of goodwill, and the impairment of securities values. An additional $8 million was related to loss provisions on loans to two real estate development borrowers. We have been aggressive in our loan loss provisions as economic conditions continue to bring stress to our markets. Net interest margin compression also contributed to a 29% decline in net interest income for the year. The margin decline was precipitated by a sharp decline in the prime rate coupled with strong deposit competition. Our increase in nonperforming assets also contributed materially to the decline in our net interest income. Here is what we have done to try to change the recent course of our earnings.

On the front of problem asset resolution, we have a new Portfolio Management Department manned by a dedicated group of professionals charged with reducing our special assets as efficiently as possible. Our job number one is the resolution of, and in some cases the liquidation of, our problem loans.

Expense control was important in 2008 and continues to be a priority in 2009. Expense savings in the fourth quarter of 2008 were approximately $1.1 million. Many cost saving initiatives took hold in the second half of 2008, so our new expense run rate is even lower. As previously stated we have committed tremendous resources to problem loan resolution. As this work eventually subsides, the expense burden of these activities will be reduced, and our considerable talent will be redirected to production and growth.

We believe we have a valuable franchise. Through this difficult period our loyal depositors have validated that community bank customers "stay for service" as our total deposits grew slightly in 2008 despite the recession.

We have a solid core of business in the Unifour Area and will defend our share vigorously with superior client service and exceptional community involvement. We continue to look for good loan opportunities throughout our footprint. We will continue to add resources to our successful new markets such as the Charlotte Metro Region that have been a key to our growth since our entry in 2003.

We intend to emerge from this difficult economic environment stronger, leaner, and smarter having fought through these hard times. The commitment and dedication of our employees are stronger than ever, as the recession has demanded more from us. We appreciate so much the support of every customer and stockholder who believes that our 103 years continue with the promise of a bright future for Bank of Granite.

Bank of Granite
CORPORATION

R. Scott Anderson
Chief Executive Officer
March 31, 2009

Board of Directors

James Y. Preston
Chairman
Bank of Granite Corporation;
Of Counsel, Parker Poe Adams &
Bernstein, LLP, Charlotte, NC

John N. Bray
Vice Chairman,
Bank of Granite Corporation; Chairman,
Director & Chief Executive Officer,
Vanguard Furniture, Inc.
Hickory, NC

R. Scott Anderson
Chief Executive Officer & President
Bank of Granite Corporation
Granite Falls, NC

Joseph D. Crocker
Assistant Secretary for Community
Development, North Carolina
Department of Commerce
Raleigh, NC

Leila N. Erwin
Owner, More Lace Gift Shop, Morganton, NC;
President, Morris Investment Company
(investment and real estate management),
Charlotte, NC

Paul M. Fleetwood, III
President, Corporate Management
Services, Inc. (real estate management);
Treasurer, Catawba Valley Building Supply,
Hickory, NC

Hugh R. Gaither
President & Chief Executive Officer,
Flagship Brands, LLC (performance socks)
Conover, NC

Boyd C. Wilson, Jr., CPA
Executive Vice President, Broyhill
Investments, Inc. (investment management);
Vice President & Chief Financial Officer,
BMC Fund, Inc. (regulated investment
company), Lenoir, NC

Executive Management

R. Scott Anderson
Chief Executive Officer
& President

Jerry A. Felts
Chief Operating Officer

Kirby A. Tyndall
Executive Vice President,
Chief Financial Officer,
Secretary & Treasurer

Forward Looking Statements

The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning our opinions or judgments about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of our customers, our success operating in new markets that we enter, actions of government regulators, the level of market interest rates, and general economic conditions. For additional factors that could affect the matters discussed in forward looking statements, see the "Risk Factors" section of the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is included in this mailing.

Bank of Granite

CORPORATION

23 NORTH MAIN STREET
GRANITE FALLS, NORTH CAROLINA 28630
(828) 496-2000

Notice of Annual Meeting of Stockholders - April 27, 2009

TO OUR STOCKHOLDERS:

The Annual Meeting of Stockholders of Bank of Granite Corporation will be held on Monday, April 27, 2009 at 10:30 a.m. local time. The meeting will be held at the Crowne Plaza (formerly Holiday Inn - Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina for the following purposes:

1. To elect eight directors to hold office until the next annual stockholders meeting or until their respective successors are elected and qualified;
2. To ratify the selection of Dixon Hughes PLLC as our independent accountants for the fiscal year ending December 31, 2009; and
3. To transact such other business as may properly be brought before the meeting or any adjournment thereof.

Information about these matters is included in the Proxy Statement accompanying this notice. Only stockholders of record at the close of business on March 2, 2009 are entitled to receive notice of, and to vote at, this meeting.

Bank of Granite Corporation's 2009 Annual Stockholders Meeting Proxy Ballot, Proxy Statement and 2008 Annual Report on Form 10-K are enclosed with this Notice. These documents are also available at www.cfpproxy.com/3843.

YOUR VOTE AND PROMPT RESPONSE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOUR PROMPT RESPONSE WILL SAVE YOUR COMPANY THE EXPENSES AND EXTRA WORK OF ADDITIONAL SOLICITATION.

By order of the Board of Directors
Bank of Granite Corporation

R. Scott Anderson
Chief Executive Officer

Granite Falls, North Carolina
March 31, 2009

Important Notice Regarding The Availability Of Proxy Materials For The Shareholder Meeting To Be Held On April 27, 2009:

The Proxy Statement and 2008 Annual Report on Form 10-K are also available at www.cfpproxy.com/3843.

Directions to
Bank of Granite Corporation's
Annual Meeting



To Granite Falls, Lenoir, Boone & points north
Hickory
321
Lenoir Rhyne Boulevard
To Winston-Salem, Greensboro, Statesville & points east
70
EXIT 125
40
40
To Asheville, Morganton & points west
70
321
To Charlotte, Lincolnton, Gastonia & points south
Crowne Plaza
(Formerly Holiday Inn - Select)
1385 Lenoir Rhyne Boulevard, S.E.

Directions to the Crowne Plaza in Hickory:

1. Take **Exit 125** from **Interstate 40**.
2. If exiting from **eastbound Interstate 40**, turn **right** onto **Lenoir Rhyne Boulevard**.
   If exiting from **westbound Interstate 40**, turn **left** onto **Lenoir Rhyne Boulevard**.
3. The **Crowne Plaza** will be **1 block** on the **left**.

If needed, telephone numbers are:

Bank of Granite in Hickory - **828 345-6800**
Crowne Plaza in Hickory - **828 323-1000**

Bank of Granite

CORPORATION

PROXY STATEMENT

SOLICITATION, VOTING AND REVOCABILITY OF PROXY

General

The accompanying Proxy is solicited by the Board of Directors of Bank of Granite Corporation (the "Company") for use at the Annual Meeting of Stockholders to be held on April 27, 2009, and any adjournment thereof. The time and place of the meeting is set forth in the accompanying Notice of Meeting. The approximate date on which this Proxy Statement and the accompanying Proxy are first being mailed or given to stockholders of the Company is April 6, 2009.

Copies of the Company's Annual Report on Form 10-K for 2008 are provided with this Proxy Statement and have been sent to each stockholder with this Proxy Statement. These documents are also available at www.cfpproxy.com/3843.

Solicitation

All expenses of preparing, printing, and mailing the Proxy and the cost of all material used in the solicitation thereof will be borne by the Company. In addition to the mailings, proxies may be solicited in person or by telephone by directors, officers, and other employees of the Company, none of whom will receive additional compensation for their services.

Revocability of Proxy

The accompanying Proxy is revocable at any time prior to its exercise by filing a written request with Kirby A. Tyndall, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630, by voting in person at the Annual Meeting, by presenting a duly executed proxy bearing a later date or by following instructions provided by a broker through which you hold your shares.

Voting Securities and Vote Required for Approval

Only the holders of record of common stock of the Company at the close of business on March 2, 2009 are entitled to receive notice of the Annual Meeting of Stockholders and to vote on such matters to come before the Annual Meeting or any adjournment thereof. At the close of business on March 2, 2009, the record date, the Company had 15,454,000 shares of common stock outstanding, par value $1.00 per share, which is the only class of stock outstanding.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock of the Company entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting and any adjournment thereof.

Shares represented by proxies marked "Abstain" or "Withheld" and "broker non-votes" will be counted in determining whether a quorum is present, but will not be counted as having voted for or against the proposal in question. A "broker non-vote" is a proxy submitted by a broker that does not indicate a vote for some or all proposals because the broker does not have discretionary voting authority on some types of proposals and has not received instructions from its client as how to vote on such proposals.

Cumulative voting is not permitted, and stockholders do not have dissenters' rights with respect to any of the matters to be considered.

Stockholders may designate a person or person other than those named in the enclosed Proxy to vote their shares at the Annual Meeting or any adjournment thereof. In each case where a stockholder has appropriately specified how the Proxy is to be voted, the Proxy will be voted in accordance with his or her specifications. Executed but unmarked Proxies that are returned to the Company will be voted (1) in favor of the slate of directors set forth in Proposal 1 (Election of Directors), and (2) in favor of Proposal 2 (Ratification of Dixon Hughes PLLC as the Company's independent accountants). As to any other matter or business that may be brought before the Annual Meeting, or any adjournment thereof, a vote will be cast pursuant to the accompanying Proxy as recommended by the Board of Directors or, if no recommendation is given, in accordance with the judgment of the person or persons voting the same. The Company's management and Board of Directors do not know of any other matter or business to be brought before the stockholders at the Annual Meeting.

Director nominees will be elected by a plurality of the votes cast. Plurality approval means that the eight (8) director nominees with the most votes will be elected. Proposal 2 (Ratification of Selection of Accountants) requires approval by a majority of the votes cast at the meeting.

The Board of Directors unanimously recommends a vote in favor of Proposals 1 and 2.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As of March 2, 2009, our records and other information available from outside sources indicated that the following stockholder was a beneficial owner of more than five percent (5%) of the outstanding shares of the Company's common stock. The information below is as reported in the stockholder's filings with the Securities and Exchange Commission. To our knowledge, no other individual stockholder or group (as such term is used in the Securities Exchange Act of 1934) of stockholders beneficially owned more than five percent (5%) of the Company's outstanding common stock on the record date.

	Amount and Nature of Beneficial Ownership	
	Common Stock	
Name and Address	Shares	Percent of Class
John A. Forlines, Jr. (1) 36 Pinewood Road Granite Falls, North Carolina 28630	853,665	5.52%

Notes: (1) Mr. Forlines reports sole voting and investment power with regard to 833,574 shares of common stock. In addition, Mr. Forlines reports investment power with regard to 20,091 shares of common stock held in Bank of Granite's "tax-qualified" retirement plans for the benefit of Mr. Forlines. This information is based on the Schedule 13G/A dated February 3, 2009 filed with the Securities and Exchange Commission by John A. Forlines, Jr. and reporting beneficial ownership as of December 31, 2008.

On the record date, the Company's common stock was owned by approximately 6,000 individuals and other entities, holding stock either as holders of record, holders of shares registered in street name or as beneficial owners.

CORPORATE GOVERNANCE

The Company and its Board of Directors remains committed to ethical business practices, transparency in financial reporting and effective corporate governance. We periodically compare our corporate governance practices with those of other companies, both in and out of our industry, as well as the requirements of the Sarbanes-Oxley Act of 2002 and The NASDAQ Global Select Market[SM] in an effort to determine appropriate changes that serve to strengthen our corporate governance practices. Among the practices we believe add strength to our governance are the following:

General Practices

- o High ethical standards have long been a priority for our directors, management and employees.
- o Our directors, management and employees have agreed to abide by the Company's Ethics Policy.
- o A substantial majority of our directors, seven of the eight, meet the NASDAQ criteria for "independent" directors.
- o Our nonemployee directors meet at least twice per year without management.
- o Our nonemployee directors have responsibility for management succession.
- o All loans to directors and their associates from the Company or its subsidiaries are approved by the Board of Directors and are made in compliance with the provisions of Federal Reserve Board Regulation O, specifically these loans are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with nonaffiliates and do not involve more than the normal risk of collectibility or present other unfavorable features. None of these loans are classified as non-accrual, restructured, or potential problem loans.
- o All deposit, investment, fiduciary or other relationships with the Company or any of its subsidiaries by directors or other affiliates are conducted in the ordinary course of business on substantially the same terms and conditions as available to other nonaffiliated customers for comparable transactions of the subsidiary involved.

Audit Committee Practices

- o The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- o At least one Committee member meets the Securities and Exchange Commission criteria for a "financial expert."
- o The Committee reviews our financial statements with management and the independent auditors.
- o The Committee makes inquiries of management as to the nature and management of significant risks inherent in our business activities.
- o The Committee makes inquiries of management as to the nature of significant judgments made by management in the preparation of our financial statements.
- o The Committee appoints, reviews and assesses the performance of our independent auditors.
- o The Committee approves all audit and non-audit services (including the fees therefor) performed by our independent auditors.
- o The Committee reviews and assesses the performance of our internal auditors.
- o The Committee periodically meets in executive session with the independent auditors or selected members of management.

Nominating and Corporate Governance Committee Practices

- o The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- o The Committee makes recommendations to the Board regarding the size and composition of the Board.
- o The Committee recommends to the Board director nominees to be presented for consideration by the stockholders.
- o The Committee reviews management succession plans with the Board and the Chief Executive Officer.
- o The Committee develops and manages the self-evaluation process for the Board and each of its committees.
- o The Committee develops and recommends to the Board minimum standards and qualifications for director nominees.
- o The Committee reviews and recommends to the Board changes in the frequency, structure and content of Board meetings.
- o The Committee reviews directors fees and other compensation to be paid to directors and advises the Compensation Committee on such matters.

Compensation Committee Practices

- o The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- o The Committee oversees our efforts to attract and retain executive management.
- o The Committee monitors the competitiveness of our compensation arrangements with executive management.
- o The Committee reviews our compensation arrangements with executive management and recommends such arrangements to the Board for approval.
- o The Committee periodically reviews our stock-based compensation plans, recommends revisions to such plans or new plans to the Board and approves grants made under such plans.

DIRECTOR NOMINEES

Our Board of Directors is responsible for nominating members to the Board and for filling vacancies on the Board that may exist between annual meetings of our stockholders. The Board has delegated the initial screening process for director nominees to the Nominating and Corporate Governance Committee, which has established certain general qualifications for Board membership. Although a director nominee is not required to meet each of the qualifications (except to the extent required by our bylaws), the Nominating and Corporate Governance Committee and the Board believe that all nominees should possess the highest personal and professional ethics, integrity and values, as well as practical wisdom, mature judgment and a commitment to representing the long-term interests of our stockholders. In addition, nominees should possess expertise that is useful to us and that complements the background and experience of other Board members. Director nominees should also be willing and able to devote the appropriate amount of time to our business, including regular attendance at director meetings and attendance of our annual stockholder meeting. Nominees should not have any significant conflicts of interest. Pursuant to our bylaws, not less than 3/4 of our directors must be residents of the State of North Carolina at the time of their election to the Board; therefore, the Nominating and Corporate Governance Committee and the Board will take residency of nominees into account in their evaluation. Nominees should also be familiar with our market area. Also in accordance with our bylaws, no individual is eligible for election or re-election to the Board after his or her 72nd birthday; provided that any incumbent director may continue his or her then-current term following his or her 72nd birthday. A director may not serve as attorney for any other financial institution or bank or savings and loan holding company and may not be a member of the board of directors of any other financial institution or bank or savings and loan holding company. The Nominating and Corporate Governance Committee and the Board will apply these criteria when evaluating all director nominees, including current board members being considered for nomination for re-election.

When seeking candidates for director, the Nominating and Corporate Governance Committee may solicit suggestions from incumbent directors, management or others. Our Nominating and Corporate Governance Committee normally recommends and nominates individuals to serve as directors. However, stockholders may also nominate candidates for director, provided that such nominations are made in writing and are received at our executive offices by the required deadline. For the 2010 Annual Meeting of Stockholders, the deadline is December 28, 2009 (which is 90 days prior to the expected date of the 2010 Proxy Statement). Any nomination should be sent to the attention of the Company Secretary and must include, concerning the director nominee, the following information: full name, age, date of birth, educational background and business experience, including positions held for at least the preceding five years. The nomination must also include home and business addresses and telephone numbers and include a signed representation by the nominee to timely provide all information requested by us as part of our disclosure in regard to the solicitation of proxies for the election of directors. The name of each such candidate for director must be placed in nomination at the Annual Meeting by a stockholder present in person. The nominee must also be present in person at the meeting. A vote for a person who has not been duly nominated pursuant to these requirements is void.

The Nominating and Corporate Governance Committee's process for recommending board candidates begins with a preliminary assessment of each candidate based on his or her resume and biographical information. This information is evaluated against the criteria stated above and our needs at the time. After preliminary assessments, the candidates who appear best suited to fill vacancies may be invited to participate in a series of interviews, although incumbent directors will generally not be required to interview again. On the basis of information learned during this process, the Nominating and Corporate Governance Committee will determine which nominees to recommend to the Board. The Committee does not currently use the services of any third-party search firm to assist it in identifying or evaluating candidates.

STOCKHOLDER COMMUNICATIONS WITH BOARD OF DIRECTORS

The Board provides a process for stockholders to send communications to the Board or any of the directors. Stockholders may send written communications to the Board or to any of the directors c/o Kirby Tyndall, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis.

ETHICS POLICY

We have adopted a written Ethics Policy that applies to all directors, officers and employees, including our chief executive officer and chief financial officer. The Ethics Policy is available on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance". Copies are available, free of charge, upon written request to Kirby Tyndall, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Boards of Directors of the Company, our bank subsidiary, Bank of Granite (the "Bank"), and our mortgage bank subsidiary, Granite Mortgage, Inc., are now composed of the same persons. Prior to February 2009, the Board of Directors of Granite Mortgage, Inc. was composed of the Company's Chief Executive Officer, its Secretary/Treasurer and Granite Mortgage's Chief Executive Officer.

Our Board of Directors has determined that each of our 2009 director nominees, other than R. Scott Anderson, meets the current independence requirements under the listing standards of The NASDAQ Global Select Market^{SM}. The Board has also determined that each of the members of our Audit Committee is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934.

The Board based these determinations primarily on a review of the responses of our directors to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors.

During the fiscal year ended December 31, 2008, the Company's Board of Directors held 15 meetings, the Bank's Board held 15 meetings and Granite Mortgage's Board held 2 meetings. All members of the Company's Board attended 75% or more of the aggregate of the total number of meetings of the Board and the total number of meetings held by committees of the Board of which they are members. It is our policy that all of our directors attend the Annual Meeting of Stockholders. All of the nominees at the 2009 Annual Meeting of Stockholders attended the 2008 Annual Meeting except for Leila N. Erwin.

Director compensation arrangements for 2009 have not yet been addressed by the Board of Directors and currently remain the same as 2008, as discussed in "Director Compensation" below. The Company's Board has standing audit, nominating and corporate governance, and compensation committees. The functions, composition and frequency of meetings for the audit, nominating and corporate governance, and compensation committees in fiscal year 2008 were as follows:

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE - The Nominating and Corporate Governance Committee is currently composed of independent directors Boyd C. Wilson, Jr., Chairman, John N. Bray, Leila N. Erwin, and Hugh R. Gaither. All members of the Committee are independent under the standards of The NASDAQ Global Select Market.SM The Nominating and Corporate Governance Committee makes recommendations to the Board of Directors with respect to nominees for election as directors. The Nominating and Corporate Governance Committee will consider stockholder nominees for Company Board membership. Any stockholder wishing to nominate a candidate for director must follow the procedures set forth in the section of this Proxy Statement entitled "Director Nominees." During 2008, the Nominating and Corporate Governance Committee held 4 meetings. A more complete description of the functions of the Nominating and Corporate Governance Committee is provided in the "Corporate Governance" section of the proxy statement and in the Committee's charter, which was approved by the Board on February 12, 2007, a copy of which can be viewed on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance."

COMPENSATION COMMITTEE - The Compensation Committee is currently composed solely of independent directors Hugh R. Gaither, Chairman, Joseph D. Crocker, Leila N. Erwin, and Paul M. Fleetwood, III. None of the members of the Compensation Committee is a current or former officer of the Company or any of its subsidiaries. The Compensation Committee annually reviews and recommends to the Board for approval the compensation of all of our executive officers and considers recommendations by our management regarding the granting of stock options. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees of its members. It also has the authority to engage outside consultants and advisors, including compensation consultants. The Compensation Committee reports annually to our stockholders regarding its role in the Compensation Discussion and Analysis section of this Proxy Statement, as set forth below under "Compensation Committee Report." Additional information about the Committee and its functions can be found in the "Corporate Governance" section of this proxy statement and in the Committee's charter approved by the Board of Directors on January 16, 2007, which can be viewed on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance." The Compensation Committee held 8 meetings during 2008.

AUDIT COMMITTEE - The Audit Committee is currently composed solely of independent directors Paul M. Fleetwood, III, Chairman, Joseph D. Crocker, Hugh R. Gaither, and Boyd C. Wilson, Jr., CPA. The Audit Committee, whose members are neither officers nor employees of the Company or the Bank, includes among its responsibilities: the review of annual and interim financial statements and any related certifications, reports or opinions; the general oversight of the internal audit function; the review of external audit and regulatory examination findings; the selection, retention and performance of our independent accountants; the review of the integrity and adequacy of financial reporting processes; the review of the effectiveness of the internal and external audit processes; and the establishment and review of the adequacy of procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters. Additional information about the Committee and its functions can be found in the "Corporate Governance" section of this proxy statement and in the Committee's charter, approved by the Board of Directors on February 12, 2007, which can be viewed on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance." The Board has determined that Mr. Wilson qualifies as an "audit committee financial expert" for purposes of the rules and regulations of the Securities and Exchange Commission, and that Mr. Wilson and all other members of the Audit Committee are independent directors under the independence requirements of The NASDAQ Global Select MarketSM and the Securities and Exchange Commission.

AUDIT COMMITTEE REPORT

In accordance with its written charter, which was amended by the Board of Directors on February 12, 2007, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices. During 2008, the Audit Committee held 6 meetings. The Audit Committee Chair, as representative of the Audit Committee, discussed the interim financial information contained in each quarterly report with the Chief Financial Officer and independent auditors prior to the publication or filing of such quarterly report.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with the requirements of the Public Company Accounting Oversight Board, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of our internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed our audited financial statements as of and for the year ended December 31, 2008 with management and the independent auditors. Management has the responsibility for the preparation of our financial statements, and the independent auditors have the responsibility for the examination of those statements. Based on this review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission. The Audit Committee also recommended the reappointment, subject to stockholder ratification, of the independent auditors, and the Board concurred in such recommendation.

The Audit Committee has considered whether the provision of non-audit services by its independent auditors is compatible with maintaining the auditor's independence and has concluded that the provision of such services does not interfere with the independence of our auditors.

Bank of Granite Corporation
Audit Committee of the Board of Directors
Paul M. Fleetwood, III, Chairman
Joseph D. Crocker
Hugh R. Gaither
Boyd C. Wilson, Jr., CPA

ELECTION OF DIRECTORS
(Proposal 1)

Eight directors are being considered for election at the Annual Meeting, each to hold office for one year or until a successor is elected and qualified. The Company's directors/nominees are shown below along with biographical summaries and a statement of beneficial ownership of common stock. The information is presented, unless otherwise indicated, as of March 2, 2009.

All of the nominees shown below have been previously elected as directors by the Company's stockholders and are currently serving on the Board of Directors.

All nominees have indicated that they are willing to serve as directors if elected. In the event a nominee becomes unwilling or unable to serve as director, which is not anticipated, the shares represented by proxy will be voted for the Board's substitute nominee.

The Board of Directors unanimously recommends that the stockholders elect the Nominees shown in the following table by voting FOR Proposal 1. Proxies cannot be voted for a greater number of persons than the number of named nominees.

DIRECTORS/NOMINEES AND NONDIRECTOR EXECUTIVE OFFICERS

Biographical summaries, including principal occupations during the last five years, of the Company's directors/nominees and executive officers are presented below.

NOMINEES

R. Scott Anderson was elected as a director in April 2008 and was named Chief Executive Officer of the Company and the Bank on January 22, 2008. He has served as President of the Company and the Bank since December 18, 2006. Mr. Anderson also served as Chief Operating Officer of the Bank from May 2004 through January 2008. Prior to joining the Bank in May 2004, Mr. Anderson served as Commercial Banker from 2003 to 2004, Trust Division Manager from 2002 to 2003 and Regional President from 2001 to 2002 for RBC Centura Bank, one of the five largest banks headquartered in North Carolina, which later became RBC Bank. From 1997 to 2000, Mr. Anderson also served as President of Bank of Mecklenburg in Charlotte, North Carolina.

John N. Bray is Chairman, Director and Chief Executive Officer of Vanguard Furniture, Incorporated, a furniture manufacturing company headquartered in Hickory, North Carolina, where he has served in such capacities since 1970. Mr. Bray has also served as Vice Chairman of the boards of the Company and the Bank since April 2008 and as a director of the Company and the Bank since 1992.

Joseph D. Crocker is Assistant Secretary for Community Development at the North Carolina Department of Commerce in Raleigh, North Carolina, where he has served in such capacity since March 4, 2009. Mr. Crocker served as Director of Operations of the Z. Smith Reynolds Foundation in Winston-Salem, North Carolina, from 2005 to 2009. Prior to 2005, Mr. Crocker was Senior Vice President and Community Affairs Manager for the Carolinas for Wachovia Bank, which was subsequently acquired by Wells Fargo Bank. Mr. Crocker has served as a director of the Company and the Bank since 2006.

Leila N. Erwin has served as President of Morris Investment Company in Charlotte, North Carolina since 2001. Ms. Erwin also owns More Lace Gift Shop in Morganton, North Carolina, which she opened in 1988. Ms. Erwin has served as a director of the Company and the Bank since 2005.

Paul M. Fleetwood, III is President of Corporate Management Services, Incorporated, a real estate management company, and Treasurer of Catawba Valley Building Supply, Incorporated, a retail supplier of building materials, both of Hickory, North Carolina, where he has served in such capacities since 1977. Mr. Fleetwood has served as a director of the Company and the Bank since 1998.

Hugh R. Gaither is President and Chief Executive Officer of Flagship Brands, LLC, a distributor of branded performance socks, headquartered in Conover, North Carolina, where he has served in such capacity since 2001. Mr. Gaither has served as a director of the Company and the Bank since 1997.

James Y. Preston is Of Counsel to the law firm Parker Poe Adams & Bernstein LLP in Charlotte, North Carolina. He has served in such capacity since July 2004, and previously served as a Partner from January 1965 to June 2004. Mr. Preston has served as Chairman of the boards of the Company and the Bank since April 2008 and as a director of the Company and the Bank since 2003.

Boyd C. Wilson, Jr., CPA is Executive Vice President of Broyhill Investments, Inc., an investment company located in Lenoir, North Carolina, where he has served in such capacity since 2005. Mr. Wilson also serves as Vice President and Chief Financial Officer of BMC Fund, Inc., a regulated investment company located in Lenoir, North Carolina, where he has served in such capacity since 2006. From 2002 to 2005, Mr. Wilson served as Vice President of Finance and Administration of Kincaid Furniture Company, Incorporated, a furniture manufacturer located in Hudson, North Carolina. Mr. Wilson has served as a director of the Company and the Bank since 1996.

NAMED NONDIRECTOR EXECUTIVE OFFICERS

Kirby A. Tyndall, CPA is Executive Vice President, Secretary, Treasurer and Chief Financial Officer of the Company and the Bank, where he has served in such capacities since 1997. Mr. Tyndall has also served as director, Secretary, and Treasurer of Granite Mortgage, Incorporated since 1997.

Samuel M. Black is Senior Vice President and Metro Regional Executive of the Bank, where he has served in that capacity since February 2008. From July 2004 through January 2008, Mr. Black served the Bank as Senior Vice President and Charlotte/Mecklenburg Regional Executive. Prior to joining the Bank in 2004, he held various positions with Wachovia Bank and First Union National Bank.

Jefferson C. Easley is Senior Vice President and Chief Credit Officer of the Bank, where he has served in such capacities since June 2007. Prior to joining the Bank, Mr. Easley served as Chief Credit Officer of The Fidelity Bank in North Carolina from 2004 to 2007, Risk Management Team Leader–Western North Carolina of Wachovia Bank NA, from 2002 to 2004, which was subsequently acquired by Wells Fargo Bank, and various other positions with Wachovia Bank from 1985 to 2002.

Jerry A. Felts is Chief Operating Officer of the Company and the Bank, where he has served in such capacity since July 2008. From 2001 to 2008, Mr. Felts served provided consulting services and advice on internal audit matters to various companies, including the Bank. In 2001, Mr. Felts retired as Partner and Director of Financial Services from Ernst & Young, LLP, where he had served since 1968.

OTHER NONDIRECTOR EXECUTIVE OFFICERS

Earl B. Searcy III, age 55, is Senior Vice President and Mountain Regional Executive of the Bank, where he has served in such capacities since February 2008. From June 2006 through January 2008, Mr. Searcy served as Senior Vice President and Burke County Market Executive of the Bank. Prior to joining the Bank in 2006, he was First Vice President /Market Executive for Central Carolina Bank/Sun Trust from 2002 to 2006, and held various positions with First Union from 1978 through 2002.

D. Mark Stephens, age 51, is Senior Vice President and Chief Information Officer of the Bank, where he has served in such capacities since 1998.

W. Cordell Upchurch, age 63, is Senior Vice President and Catawba Regional Executive of the Bank, where he has served in such capacities since April 2008. From 1997 through March 2008, Mr. Upchurch served the Bank as Senior Vice President and Office Administrator.

Karen B. Warlick, age 51, is Senior Vice President and Chief Administrative Officer of the Bank, where she has served in such capacities since April 2008. From 2003 through March 2008, Ms. Warlick served the Bank as Senior Vice President and Director of Human Resources. From 2001 to 2003, she was Commercial Administrative Officer for Wachovia Bank, which was subsequently acquired by Wells Fargo Bank.

STOCK OWNERSHIP OF DIRECTORS/NOMINEES AND EXECUTIVE OFFICERS

The number of shares of Company common stock shown below as beneficially owned by the directors/nominees, and executive officers are those owned as of March 2, 2009. Unless otherwise indicated, each director/nominee or executive officer has sole voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The source of information provided in the table is our stockholder records and inquiries to directors and officers.

Name of Director/Nominee or Named Nondirector Executive Officer	Age on Mar. 2, 2009	Director Since	Amount and Nature of Beneficial Ownership of Common Stock	Ownership as % of Common Stock
R. Scott Anderson Hickory, N.C.	53	April 2008	18,250 direct 2,100 indirect(2) 6,250 indirect(3)	*
John N. Bray Conover, N.C.	67	1992	8,949 direct 1,835 indirect(2)	*
Joseph D. Crocker Winston-Salem, N.C.	56	2006	1,007 direct - indirect	*
Leila N. Erwin Morganton, N.C.	56	2005	5,695 direct 5,690 indirect(2)	*
Paul M. Fleetwood, III Hickory, N.C.	61	1998	178,500 direct - indirect	1.16%
Hugh R. Gaither Newton, N.C.	58	1997	749 direct - indirect	*
James Y. Preston Mooresville, N.C.	71	2003	7,975 direct 8,587 indirect(3)	*
Boyd C. Wilson, Jr., CPA Lenoir, N.C.	56	1996	17,497 direct 12,590 indirect(2)	*
Kirby A. Tyndall Hickory, N.C.	54	n/a	16,247 direct 2,096 indirect(4)	*
Samuel M. Black Charlotte, N.C.	54	n/a	- direct 3,000 indirect(3)	*
Jefferson C. Easley Hickory, N.C.	46	n/a	3,192 direct 600 indirect(3)	*
Jerry A. Felts Charlotte, N.C.	68	n/a	- direct - indirect	*
Directors/Nominees and Nondirector Executive Officers as a Group (17 persons)			275,673 direct 53,585 indirect (2, 3, 4)	2.13%
Former Chief Executive Officer **Charles M. Snipes** Hickory, N.C.	75	1982 (1) Through April 2008	188,802 direct 1,490 indirect(2)	1.23%

As of March 2, 2009, Paul M. Fleetwood, III had 178,500 shares of our common stock pledged as security. In addition, one individual included in the executive officer group number had 3,125 shares pledged as of March 2, 2009.

Notes: * Indicates beneficial ownership of less than 1%.

(1) Includes services to the Bank prior to the Company's organization as the holding company for the Bank on January 30, 1987.

(2) Shares of stock indirectly owned include those held in their spouse's name or by corporations controlled by such individuals.

(3) The indirect stock ownership shown consists of those shares of our common stock obtainable by such individuals within 60 days of March 2, 2009 pursuant to stock options. Mr. Preston's options were granted by the former First Commerce Corporation prior to it being acquired by the Company. No other directors currently have options to purchase shares of our common stock.

(4) The indirect stock ownership consists of those shares of our common stock held in the Bank's "tax-qualified" retirement plans for the benefit of the executive officer, who has investment power, but no voting power, with regard to such shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

In this section, we describe our objectives, policies and practices for paying our executive officers the compensation reported below. In doing so, we will refer to compensation programs and arrangements that we describe in more detail in the pages following this section, which include several tables presenting specific compensation data. We have not repeated the details of those programs here and urge you to review those sections of this proxy statement for a more complete description of those programs and arrangements. When we use the term "executive officers" in this section, we are referring to those officers who are required to file reports under Section 16 of the Securities Exchange Act of 1934.

In addition to the general description of our objectives, policies and practices, this section focuses on compensation paid to named executive officers for 2008. On January 22, 2008, R. Scott Anderson succeeded Charles M. Snipes as our Chief Executive Officer. Mr. Snipes continued to serve as Chairman of our board of directors until our 2008 shareholder meeting. Because Mr. Anderson and Mr. Snipes each served as our Chief Executive Officer in 2008, the compensation tables following this section include information for both of them and include compensation paid to Mr. Snipes through the term of his employment, which ended on April 28, 2008. The following compensation tables also reflect the addition of three new named executive officers - Jerry A. Felts, Jefferson C. Easley and Samuel M. Black. On July 14, 2008, we appointed Mr. Felts as our Chief Operating Officer. Mr. Felts had been engaged by the Bank in a consulting capacity since November 2007. Mr. Easley joined us as Senior Vice President and Chief Credit Officer of the Bank in June 2007. Samuel M. Black has been employed by the Bank for four years, but was appointed as the Metro Regional Executive in February 2008.

We believe that a strong management team is critical as we continue to address the challenges facing our company. The board has designed our executive compensation program with the primary objectives of retaining and attracting skilled executive officers. The executive compensation program is also designed to reward our executive officers for their contributions in reaching our performance goals, which have the ultimate objective of enhancing stockholder value.

For approximately the first 90 years of our existence, the prosperity of the textile and furniture industries in the Catawba Valley of North Carolina fueled much of our growth, permitting management to focus on efficiency and profitability. As the textile, furniture and coaxial cable industries struggled in recent years, we have focused on diversifying our geographic scope, asset growth and loan portfolios. Since 2003, we have worked to expand our geographic reach in North Carolina by acquiring and adding operations in Charlotte, Winston-Salem, Boone, Statesville, North Wilkesboro and Greensboro/High Point. Although our expansion has been productive, adverse economic conditions have continued to create significant challenges for our enterprise.

Under these conditions, our ability to retain and attract talented executive officers is of paramount importance. In the view of our board of directors, a competitive executive compensation program, as compared to programs at similarly situated financial institutions, is vital to our efforts to retain and attract executives. Accordingly, over the past few years, the compensation committee and the full board focused on ensuring that our executives have the ability to earn competitive compensation packages, as compared to their peers at similarly situated financial institutions.

The board has the flexibility to use certain elements of compensation —specifically, annual incentive bonuses and stock-based compensation— to provide management with incentives to reach specific corporate and strategic goals and to strive for better overall results for our company. Although we continue to believe in the value of such incentive compensation elements, our 2008 operating results did not support the payment of annual incentive bonuses or grants of stock-based compensation to any of our named executive officers in 2008.

Governance of the Program

The Role of the Board and the Compensation Committee

Both our board of directors and the compensation committee play integral roles in our executive compensation program. The committee, which operates pursuant to a written charter, consists entirely of independent directors. Other than Scott Anderson, all members of our board of directors are independent. The board believes that our directors' independence, as well as their extensive experience as business leaders and their broad knowledge of executive compensation programs, make them well suited to judge appropriate levels of compensation for our executive officers.

Until 2003, the full board acted as our compensation committee in reviewing and setting executive compensation levels. That year, the board appointed a separate compensation committee of independent directors and delegated to that committee the initial review and approval of our executive officers' annual salaries, target incentive bonuses, discretionary retirement plan contributions and any equity compensation. However, the board retained final authority for all matters related to the compensation of our executive officers.

In most cases, the full board rather than the compensation committee approves the terms of offers to new executive officers and promotions for existing officers. The full board approved Mr. Felts' compensation arrangement in connection with his appointment as Chief Operating Officer and approved the terms of our offer to Mr. Easley in 2007.

As a result of this division of labor, we have a multi-step process for setting the levels of annual compensation elements for most of our executive officers. First, the committee considers and discusses the appropriate annual compensation levels, based on performance as measured against individual and corporate goals and objectives. Then, it recommends to the board specific compensation levels for each officer. The board considers the committee's recommendations and either approves or revises them. The board also sets the performance targets for our annual incentive bonus plan based on the committee's recommendations.

In addition to its delegated responsibilities regarding the annual compensation of executive officers, the committee periodically reviews our equity compensation plans and recommends revisions or new plans to the board. The board retains primary authority for approval of all of our compensation and benefit plans, including retirement plans, and designates officers to administer such plans in accordance with their terms. The board also approves all contracts with the bank's executive officers, including the officers' SERP agreements, split dollar life insurance agreements and change of control agreements.

The Role of Management

Our CEO plays a major role in the process of setting compensation levels for our other executive officers . He evaluates their performance and reports his evaluations to the compensation committee. The CEO also gives the committee his recommendation for the officers' base salaries and target bonuses, and for any equity compensation awards he believes are appropriate. The committee uses his recommendations and reports, in addition to the members' own evaluations of the officers, in recommending annual compensation levels to the board. Mr. Anderson is not present when the full board considered matters pertaining to his compensation.

The CEO and other members of management participate in the process of setting the performance targets for bonuses under our annual incentive plan. Management recommends these targets, which generally come from the annual budget approved by the board, and the board either approves or revises management's recommendations.

Market Competitiveness Data

The committee and the board make many of their decisions about executive compensation after evaluating data about compensation programs and levels at similarly situated financial institutions. We consider institutions to be similarly situated to us based on asset size and, in some cases, market locations. In addition, we generally consider compensation data only from publicly traded financial institutions. We use data that appears in other institutions' proxy statements or that is otherwise available to the general public, as well as data from trade organizations to which we belong.

In establishing compensation for 2008, the committee reviewed compensation information from the following companies: BNC Bancorp, Capital Bank Corporation, First Bancorp, FNB United Corporation, LSB Bancshares, Inc., Southern Community Financial Corporation and Yadkin Valley Financial Corporation. Although the committee used this information as its starting point in setting compensation levels, the compensation packages for executive officers may vary from the peer group benchmarks. The committee focuses on both individual and company performance in deciding whether to increase or decrease compensation opportunities as compared to the peer group benchmarks.

Program Elements

In-Service Compensation

Base salary

We pay each of our executive officers other than Mr. Felts an annual base salary. We pay Mr. Felts on an hourly basis at a rate of $150, up to a maximum of $20,000 per month. These base payments are made in order to provide our executive officers with a relatively secure baseline level of compensation. Individual performance, including contribution to company performance, as subjectively evaluated by the CEO (in the case of officers other than himself) and by the committee and the board, plays a role in the setting of base salaries for most executive officers. Market data about the base salaries of top executives at similarly situated financial institutions also plays a role in the setting of our executives' salaries. Mr. Felts' hourly rate is a continuation of the rate payable to him in his prior role as a consultant to the Company and the Bank.

Based on evaluations of the performance of Mr. Anderson, Mr. Tyndall and Mr. Black during 2007 and taking into account the market compensation data we received in 2007, the board increased the 2008 base salaries of these named executive officers to the amounts shown in column (c) of the summary compensation table on page 17. Mr. Easley's base salary of $185,000 for 2007, which remained the same for 2008, was established in negotiations with him in connection with his recruitment. In addition, we paid Mr. Easley a one-time bonus of $20,000 in 2008, which was agreed in the initial employment negotiations in order to replace an earned incentive from his previous employer.

The committee and the board believe these salaries generally reflect each individual's importance to our business. Although Mr. Felts' base compensation has the potential to exceed the compensation of any other officer, including our CEO, Mr. Felts is not eligible to participate in any of our incentive or benefit plans.

Annual incentive bonus

Beginning in 2005, we implemented an annual incentive bonus plan to provide incentives for executive officers to help us reach our operational and strategic goals. Of our named executive officers, Messrs. Anderson, Tyndall, Black and Easley were eligible to participate in this plan in 2008. Under the terms of our arrangement with Mr. Felts, he is paid only base compensation as described above.

Since 2005, the annual incentive bonus has been based on five measures: earnings per share, loan growth, deposit growth, provisions for loan losses and return on average equity. The board selected these five measures because it believed they drive the Company's performance, correspond to stockholder expectations and are the most important measures for enhancing stockholder value.

The five performance measures have weighting factors. The 2008 weightings approved by the committee, which were unchanged from the past two years were as follows:

Earnings per share	45%
Loan growth	15%
Deposit growth	15%
Return on average equity	15%
Loan loss provisions	10%

Each officer who participates in this plan has a target total bonus, which is based on a percentage of his or her salary. The 2008 percentages adopted by the board were the same as those used for 2006 and 2007: 35% of base salary for the CEO, 30% for the chief financial officer and 25% for other participating officers.

In addition, each measure would generally have a performance tier below the target and a performance tier above the target. If we do not achieve the lower performance level, the officers will not receive a bonus based on that measure. If we achieve performance at or above the lower performance level, but below the target level, the officers receive 75% of the target bonus for that measure. If we achieve the higher level, the officers receive 125% of the target bonus for the measure. The board believes these threshold and maximum bonus levels represent a reasonable range of bonus opportunities around the target.

In the past, performance targets for our annual incentive bonus plan have been set by the board after reviewing recommendations from management, based on our annual operating budget. As a result of volatile economic conditions and continuing operating challenges, our 2008 budget was not finalized and presented to the committee and the board until July. By that time, it was clear that our operating results for 2008 would not support the payment of any incentive bonus compensation. Therefore, the committee did not establish 2008 performance targets, and we did not pay any incentive bonuses to the named executive officers participating in the plan in 2008.

Long-term incentive compensation

We have from time to time, generally in connection with the recruitment of a new executive officer, provided longer-term incentive compensation in the form of stock options to better align the interests of our executive officers with those of our stockholders. At our 2007 annual meeting, our stockholders approved a new equity compensation plan. Although we have not frequently utilized equity awards in the past, this plan provides us with the ability to issue a full range of equity awards, including stock options, restricted stock, stock appreciation rights, and other awards the vesting of which is contingent on performance. We do not yet have a definitive strategy for making regular awards under this plan. As a result of our 2008 operating performance, no equity awards were issued to named executive officers in 2008. However, the board believes that having the ability to grant equity awards is an important option.

Other benefits and perquisites

Our executive officers other than Mr. Felts also receive the following benefits, which we provide to all fulltime employees as compensation for their services to us:

- group health and dental insurance, for which we pay a portion of the cost;
- life insurance, accidental death and disability insurance and long-term disability insurance, for which we pay; and
- optional term life insurance, for which the employee pays.

We provide these insurance benefits because we believe they are a standard part of the compensation package available to salaried employees for a company of our size.

In the past, we have paid membership dues to social and/or civic clubs for certain officers, including all of the named executive officers except Mr. Felts and Mr. Tyndall. The board approved these perquisites because it believed they are part of a competitive compensation arrangement for public company officers in addition to providing valuable opportunities to build and cement customer contacts. However, as a result of our 2008 operating performance, management suspended payment of social and civic club dues in the fourth quarter of 2008.

In 2008, we also reimbursed Mr. Easley in the amount of $1,990 for moving expenses, which we agreed to pay (subject to established caps) in connection with his recruitment. We also paid Mr. Felts for mileage expenses in the amount of $16,484 for travel between his home in Charlotte, North Carolina and our offices.

Retirement and Other Post-Termination Compensation

Employee savings plan, 401(k) plan and profit-sharing SERP

Participation in our tax-qualified employee savings plan is available to employees who work at least 1,000 hours during the year and are employed on the last day of the year. We provide this plan to allow our employees to save money for retirement in a tax-advantaged manner. All of our named executive officers other than Mr. Felts currently participate in this plan. Our contributions in recent years, as established on an annual basis by the board, have ranged from 8% to 15%. However, in September, the board determined that no employer contributions would be made for 2008 because we would not achieve our budgeted level of net income.

We also provide a supplemental defined contribution plan that we call our "savings SERP." The purpose of this plan is to help replace employee savings plan contributions not permitted due to federal tax code compensation limitations. Any employee whose cash compensation for a particular year exceeds these federal tax code limitations automatically participates in the savings SERP that year. The board believes replacing these savings plan contributions through the savings SERP is an appropriate means of helping participants plan for retirement income that is proportionate to their annual compensation. In addition, the board believes the savings SERP provides participants with a longer-term inducement to remain employed with us. Because we did not contribute to the employee savings plan in 2008, there were no excess contributions to replace. Accordingly, we did not make any contributions to the savings SERP in 2008.

Officers' SERP and related death benefits agreements

Some of our executive officers who are bank employees also participate in a salary continuation plan that we call the "officers' SERP." This group includes all of the named executive officers except Mr. Felts. We amended the officers' SERP in 2008. As amended, each participant's annual benefit upon retirement or another qualifying event will be a defined amount. In general, the board has set each officers' defined benefit amount as a percentage of his final salary, subject to a specified maximum annual amount for each officer. However, for four participants, including Mr. Black, the amount payable under the amended plan would have been less than the amount payable under the original plan. Accordingly, such individuals' defined benefit amount has been set at the higher amount.

We accrue expense each year for our obligations under the officers' SERP. We refer to the total amount we have accrued for each officer as the officer's "accumulated benefit obligation." However, we have not set these amounts aside in a trust or otherwise, and they would be available to satisfy our creditors in the event of our insolvency.

Because of the vesting requirements, which are described under "Executive Compensation - Salary Continuation Plan," the board believes the officers' SERP induces participants to remain employed with us over the longer term. The plan also provides a valuable additional retirement benefit that the board believes is appropriate to help the officers prepare for retirement. Finally, the board believes an additional retirement plan of this general type is an important part of a competitive executive compensation package.

The officers' SERP also provides a death benefit for participants. The amount of this benefit is equal to the officer's accumulated benefit obligation. Pursuant to the 2008 amendments, the death benefit is discontinued when an officer terminates employment.

We have agreed to provide these death benefits under the officers' SERP agreements because the board believes that they are appropriate additional compensation for the officers' prior service and that providing death benefits is a competitive executive compensation practice. We believe that the 2008 amendments, which discontinue the death benefits at termination of employment, are appropriate in view of current market and accounting practices.

Change of control agreements

We have entered into change of control agreements with each of our named executive officers other than Mr. Felts. The board's purpose in approving these agreements was to encourage a smooth transition in the event of an actual or potential change in the control of our company or the bank. Under each of these agreements, we have agreed to provide the officer with specified payments and benefits if we or our successor were to terminate the individual's employment for reasons other than for "cause," or the individual voluntarily terminated his employment for a "good reason" (in each case as defined in the agreements), in connection with or within a specified period of time after a change of control of our company or the bank. Because the officer must leave the company before becoming entitled to these payments and benefits, the agreement has a "double trigger" - the first trigger is the change of control, and the second trigger is the termination, other than for "cause" or for "good reason." The requirement of the second trigger provides the incentive for the officer to stay with us in the event of a change in control.

For more information about these payments and other benefits, see "Executive Compensation - Potential Payments Upon Termination or Change in Control." The board has reviewed the amounts that are potentially payable under these agreements and believes that they are reasonable in light of the agreements' purpose.

Conclusions

Our board and its compensation committee have considered each of the elements of the named executive officers' compensation, as described above. They have also considered the total amount of in-service and retirement compensation these elements provide (or potentially provide) to the officers. Both the board and the committee believe the amount of each element, and the total amount of compensation, for each named executive officer, is reasonable and appropriate in light of the officer's experience and individual performance.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the section entitled "Compensation Discussion and Analysis." Based on this review and discussion with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in our annual report on Form 10-K for the year ended December 31, 2008.

Bank of Granite Corporation
Compensation Committee of the Board of Directors
Hugh R. Gaither, Chairman
Joseph D. Crocker
Leila N. Erwin
Paul M. Fleetwood, III

Date: March 2, 2009

Summary Compensation Table

The following table shows the compensation we paid for 2008, 2007 and 2006 to our principal executive officers, principal financial officer and three other most highly compensated executive officers. We refer to these individuals as our "named executive officers."

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (1) (d)	Option Awards (2) (f)	Non-Equity Incentive Plan Compensation (3) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings (4) (h)	All Other Compensation (5, 6) (i)	Total (j)
R. Scott Anderson	2008	$ 225,000	$ -	$ 528	$ -	$ 134,533	$ -	$ 360,061
Chief Executive Officer of	2007	$ 200,000	$ -	$ 2,169	$ -	$ 78,589	$ 21,217	$ 301,975
the Company and the Bank	2006	$ 185,000	$ 10,406	$ 3,362	$ 52,031	$ -	$ 32,847	$ 283,646
Kirby A. Tyndall	2008	$ 185,000	$ -	$ -	$ -	$ 157,800	$ -	$ 342,800
Secretary, Treasurer and	2007	$ 160,000	$ -	$ 754	$ -	$ 60,394	$ 16,905	$ 238,053
Chief Financial Officer of the	2006	$ 150,000	$ 8,438	$ 1,588	$ 42,189	$ 59,275	$ 26,416	$ 287,906
Company, the Bank and								
Granite Mortgage								
Samuel M. Black	2008	$ 181,168	$ -	$ 1,259	$ -	$ 125,232	$ -	$ 307,659
Metro Regional Executive								
of the Bank								
Jefferson C. Easley	2008	$ 185,000	$ 20,000	$ 4,927		$ -	$ -	$ 209,927
Chief Credit Officer								$ -
of the Bank								
Jerry A. Felts	2008	$ 254,000	$ -	$ -	$ -	$ -	$ 16,484	$ 270,484
Chief Operating Officer of the								
Company and the Bank								
Former Chief Executive Officer								
Charles M. Snipes	2008	$ 137,500	$ -	$ -	$ -	$ 298,184	$ -	$ 435,684
Former Chief Executive	2007	$ 330,000	$ -	$ 1,256	$ -	$ 1,631	$ 37,822	$ 370,709
Officer of the Company	2006	$ 330,000	$ 21,656	$ 2,647	$ 108,281	$ 29,476	$ 63,213	$ 555,273
and the Bank								

Notes:
(1) One-time bonus per initial employment negotiations for Mr. Easley for 2008.
(2) Option awards are valued at the grant-date fair value of stock options, using the modified prospective transition method under Statement of Financial Accounting Standards No. 123R, "Share-Based Payment."
(3) Bonuses pursuant to our annual incentive bonus plan.
(4) Change in actuarial present value of the officer's benefits under the officers' Salary Continuation Plan. In addition to the increases attributable to interest, 2008 present values also changed based on use of an updated mortality table which increased the number of projected future benefit payments, an adjustment to the discount rate and a change in the expected benefit payments as a result of plan amendments in 2008. For additional discussion on 2008 plan amendments, see "Salary Continuation Plan" below. The 2008 plan amendments accounted for approximately 73% to 85% of the increase that would have been reported for 2008 if each officer had been 100% vested. In 2008, based on years of service, Messrs. Tyndall and Snipes were 100% vested in the plan; Messrs. Anderson and Black were 40% vested; and Mr. Easley was 0% vested.
(5) Includes amounts we contributed to the officer's profit-sharing plan account for 2007 and 2006 (for Messrs. Snipes, Anderson, and Tyndall). There were no Company contributions to the officer's profit-sharing plan accounts for 2008. Includes contributions to the profit-sharing SERP for 2007 (Messrs. Snipes and Anderson) and 2006 (Mr. Snipes). There were no Company contributions to the profit-sharing SERP for 2008.
(6) The total incremental cost to us of the perquisites that we provided to the named executive officers was less than $10,000 for each officer, except for Mr. Felts, who received $16,484 for travel between his home in Charlotte, North Carolina and our offices.

Profit-Sharing SERP

Under this plan, we make profit-sharing contributions based on cash compensation above the federal tax code limits that apply to our tax-qualified profit sharing plan. Each employee of the bank whose cash compensation for a particular year exceeds those federal tax code limits automatically participates in the savings SERP for that year. For 2007, only Mr. Snipes, Mr. Anderson and Mr. Black participated in the plan. For 2006, only Mr. Snipes and Mr. Black participated in the plan. Mr. Black's participation in the plan for 2007 and 2006 was prior to his appointment as executive officer. There were no contributions to the profit-sharing SERP, which we call our "savings SERP," for named executive officers in 2008. The following table provides more information about the participants' accounts.

Nonqualified Deferred Compensation

Name (a)		Executive Contributions During The Year (b)	Registrant Contributions During The Year (1) (c)	Aggregate Earnings During The Year (d)	Aggregate Withdrawals/ Distributions During The Year (e)	Aggregate Balance at 12/31/2008 (f)
R. Scott Anderson	2008	$ -	$ -	$ -	$ -	$ 2,097
	2007	$ -	$ 3,217	$ -	$ -	$ 3,217
Samuel M. Black	2008	$ -	$ -	$ -	$ -	$ 3,257
Charles M. Snipes	2008	$ -	$ -	$ -	$ -	$ 140,496
	2007	$ -	$ 19,822	$ 8,606	$ -	$ 178,882
	2006	$ -	$ 30,213	$ 9,178	$ -	$ 150,454

(1) This amount is reported in column (i) of the summary compensation table.

Each participant's savings SERP account earns interest, compounded monthly, at a rate that the board of directors establishes. For 2006 and January through June of 2007, the board set the interest rate at 8%. For Mr. Snipes, column (h) of the summary compensation table includes the amount by which this rate of interest exceeded 120% of the applicable federal long-term rate for 2006 and the first six months of 2007. On June 29, 2007, the balances were moved to an outside fund manager and have since earned an interest rate as those prevailing at the same time for comparable transactions with nonaffiliates.

A participant generally may not receive any portion of his savings SERP account prior to terminating employment with us. Upon a participant's termination, we will distribute his account to him, or begin distributing it, if he is at least 65, or if he is at least 50 and has six years of service. We will also begin distributions if the participant terminates because of a permanent disability. Otherwise, we will not make any distributions of the participant's account until he turns 65. In 2006, each participant could elect, at the time of distribution, whether to receive his savings SERP account distribution in a lump sum or in installments. However, we amended the agreements in 2008 to comply with federal tax rules so that they provide for a fixed payment date or schedule for each participant.

Grant of Plan-Based Awards

Due to our operating results for 2008, we did not pay any bonuses to the named executive officers under our incentive bonus plan for 2008. Although the board established 2008 bonus opportunities, as set forth in the table below, the compensation committee did not establish performance targets for the reasons described above. Therefore, we did not pay any incentive bonuses under the plan for 2008.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
	Threshold	Target	Maximum
(a)	(c)	(d)	(e)
R. Scott Anderson	$ 50,625	$ 67,500	$ 84,375
Kirby A. Tyndall	$ 41,625	$ 55,500	$ 69,375
Samuel M. Black	$ 33,969	$ 45,292	$ 56,615
Jefferson C. Easley	$ 34,688	$ 46,250	$ 57,813
Jerry A. Felts	N/A	N/A	N/A
Charles M. Snipes	N/A	N/A	N/A

Bonus awards under our annual incentive bonus plan are tied directly to our corporate performance. In prior years, the board of directors established objective goals under the plan for five measures of corporate performance and communicated them to plan participants in January of both years. For each measure, the board also assigned a specific weight, i.e., the percentage of the participants' total bonuses that the measure would contribute. These performance measures and weightings were:

Earnings per share	45%
Loan growth	15%
Deposit growth	15%
Return on average equity	15%
Loan loss provisions	10%

For each measure, the board establishes a performance level below the target and a performance level above the target. The lower or threshold performance level is the level below which no participant would receive a bonus based on that measure, and the higher or maximum performance level corresponds to the maximum bonus payments for the measure. At the time the board set these performance tiers, it believed performance at the target level for each measure was more likely than not. It believed performance at the lower level was probable, and that performance at the higher level (corresponding to bonuses at 125% of target) was possible.

Each officer who participates in this plan has a target total bonus, which is based on a percentage of his or her salary. The 2008 percentages adopted by the board were the same as those used for 2007 and 2006: 35% of base salary for the chief executive officer, 30% for the chief financial officer and 25% for other participating officers.

The board also communicates to each participant a total cash bonus target, expressed as a percentage of base salary. The percentages of salary increase with the level of the job. Each participant had the opportunity to earn:

- 75% of his target bonus for corporate performance at or above the threshold level but below the target,
- 100% of his target bonus for performance at or above the target level but below the maximum level, and
- 125% of his target bonus for performance at or above the maximum level.

The table above shows the threshold, target and maximum bonus for each named executive officer.

Outstanding Equity Awards at Fiscal Year-end

The following table provides information about the stock options our named executive officers held as of the end of 2008.

OPTION AWARDS

Name (a)	Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Options Unexercisable (c)	Option Exercise Price (e)	Option Expiration Date (f)
R. Scott Anderson	6,250	-	$ 14.20	05/10/2009
Kirby A. Tyndall	-	-	N/A	N/A
Samuel M. Black	3,000	750 (1)	$ 14.36	08/09/2009
Jefferson C. Easley	600	2,400 (2)	$ 15.52	07/16/2012
Jerry A. Felts	-	-	N/A	N/A
Charles M. Snipes	-	-	N/A	N/A

No stock options were granted to named executive officers during 2008, and the options in the table above were underwater as of 12/31/08.

(1) 750 options will vest on August 9, 2009.
(2) 600 options will vest on July 16 of each of the years 2009 through 2012.

Option Exercises and Stock Vested

None of our named executive officers exercised options in 2008, and we have not granted any stock awards.

Salary Continuation Plan

We provide a non-tax-qualified supplemental retirement plan for our executive officers who are employees of the bank. We call this plan, which was amended in 2008, the officers' "Salary Continuation Plan" or "officers' SERP." The officers' SERP is a defined benefit plan under which participants will receive their lifetime equivalent retirement benefit payable in a form selected by the participant among three actuarially equivalent choices: a 10-year period, a 15-year period, or a lump sum. As amended, each participant's annual benefit upon retirement or another qualifying event will be a defined amount. In general, the board has set each officers' defined benefit amount as a percentage of his final salary, subject to a specified maximum annual amount for each officer. However, for four participants, including Mr. Black, the amount payable under the amended plan would have been less than the amount payable under the original plan. Accordingly, such individuals' defined benefit amount has been set at the higher amount. The Chief Operating Officer is the only named executive officer currently not participating in this plan. In the event of an officer's separation of service for any reason, other than for cause, the officer is 100% vested in the entire retirement benefit amount after 7 or more full years of service with the Bank. Upon the participant's "Disability" or "Early Termination of Service," as defined by the plan, the Bank shall pay the participant a lump sum amount equal to the vested percentage of the participant's "Accumulated Benefit Obligation" as of the date of the participant's disability or early termination of service, payable 30 days following the separation of service. Under the amended plan, the death benefit provided under the plan will end at any termination of service.

The following table shows the actuarial present value of each named executive officer's accumulated benefit obligation under the plan. This is the lump sum value, as of December 31, 2008, of the estimated total benefits that we will pay the officer under the plan, assuming he retires at his normal retirement age (which is the earliest age at which his benefits will not be reduced). The actuarial present value is an estimate only. Each officer's actual benefits under the officers' SERP will depend on when he retires or otherwise leaves the company and on the performance of the underlying life insurance policies. In computing the actuarial present value for each officer, we used a 6.33% discount rate.

PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (c)	Present Value of Accumulated Benefit (d)	Payments During Last Fiscal Year (e)
R. Scott Anderson	Salary Continuation	4	$ 213,121	$ -
Kirby A. Tyndall	Salary Continuation	7	$ 392,847	$ -
Samuel M. Black	Salary Continuation	4	$ 205,888	$ -
Jefferson C. Easley	Salary Continuation	1	$ -	$ -
Jerry A. Felts	Salary Continuation	N/A	N/A	N/A
Charles M. Snipes	Salary Continuation	7	$ 914,797	$ 111,599

(1) In addition to the increases attributable to interest, 2008 present values also changed based on use of an updated mortality table which increased the number of projected future benefit payments, an adjustment to the discount rate and a change in the expected benefit payments as a result of plan amendments in 2008.

(2) The 2008 plan amendments accounted for approximately 73% to 85% of the 2008 increase in accumulated benefit that would have been reported for 2008 if each officer had been 100% vested. In 2008, based on years of service, Messrs. Tyndall and Snipes were 100% vested in the plan; Messrs. Anderson and Black were 40% vested; and Mr. Easley was 0% vested.

Twenty percent of each officer's benefits under the officers' Salary Continuation Plan vests each year beginning with his third year of service with us. This means each officer is 100% vested in his accumulated benefit obligation after seven years of service. In addition, each officer automatically would become 100% vested under certain circumstances. See the section "Benefits/Change of Control Benefit" of the officers' Participation Agreement.

The normal retirement age under the plan is 65 for Mr. Anderson, Mr. Tyndall, Mr. Black, and Mr. Easley, and, 74 for Mr. Snipes.

Each year we accrue an amount for each participant's plan benefit as an expense on our financial statements. We refer to the aggregate amount that we have accrued for a participant at any particular point as his "Accumulated Benefit Obligation." The amount in a participant's accumulated benefit obligation affects his death and disability benefits under the plan. See the section "Benefits/Change of Control Benefit" of the officers' Participation Agreement.

Potential Payments Upon Termination or Change of Control

This section contains information about agreements that provide for compensation to our named executive officers in connection with their termination.

Change of Control Agreements

We are party to change of control agreements with all of our named executive officers except Mr. Felts and Mr. Snipes. Our change of control agreement with Mr. Snipes terminated in April 2008. The purpose of these agreements is to encourage the officers to carry out their duties in the event of a possible change in the control of our company or the bank.

The agreements are not ordinary employment agreements. Unless there is a change of control (as defined in the agreements), they do not provide any assurance of continued employment, or any severance. The change of control agreements have an initial term of three years and can be renewed for an additional three-year term. Because the officer must leave the company before becoming entitled to these payments and benefits, the agreement has a "double trigger" - the first trigger is the change of control, and the second trigger is the termination other than for "cause" or for "good reason." The requirement of the second trigger provides the incentive for the officer to stay with us in the event of a change of control.

Under these agreements, any of the following events would be a "change of control":

- any person, entity or group becoming the beneficial owner of 50% or more of any class of voting securities of our company or the bank, or otherwise acquiring control of the election of a majority of our directors or the bank's directors;

- a corporate transaction, such as a merger, of our company or the bank after which our company or the bank is not the surviving corporation and our existing stockholders, or those of the bank, own less than a majority of the voting securities of the surviving entity; or

- the sale or other transfer of all or substantially all of our assets or the bank's assets to any person, entity or group.

Each agreement generally provides for the officer's employment to continue for a specified period of time following the change of control. The specified employment continuation periods for the four named executive officers who have entered into the agreements are as follows:

Anderson	3 years
Tyndall	3 years
Black	2 years
Easley	3 years

If we or our successor terminated the employment of any of these officers during his continuation period, other than for "cause," or he voluntarily terminated his employment under circumstances that qualify as a "separation from service" (in each case as defined in the agreement), the officer would be entitled to payments and benefits as set out in his agreement. He also would be entitled to these payments and benefits if he were terminated, other than for "cause," and we or the bank agreed to or completed a change of control within six months after his termination.

In each case, we would owe the officer the following payments and benefits:

- A specified multiple of his annual base salary. The multiples for the four named executive officers are:

Anderson	3
Tyndall	3
Black	2
Easley	3

- The same multiple of his average incentive bonus for the prior three years.

- Continuation of all benefits for a specified number of years, or the cash equivalent. The number of years in each case is the same as the officer's multiple. The benefits to be continued (or cashed out) include vacation and personal leave; participation and vesting in stock option plans, profit sharing and supplemental retirement benefit plans; medical, disability, life and accident coverage; and payment of continuing education and other professional fees.

However, any payments that would be considered "parachute payments" under the federal tax code would be modified or reduced to the extent necessary to avoid a federal excise tax on the officer or the disallowance of our federal income tax deduction.

Each officer also would be entitled to reimbursement of any fees and expenses incurred to successfully enforce the terms of his agreement with us.

The following table estimates the total amounts we would owe the named executive officers under these agreements if there had been a change in control, and they had been terminated, on December 31, 2008.

Name	Salary continuation	Bonus continuation	Continuation of Benefits	Total
R. Scott Anderson	$ 675,000	$ 62,437	$ 471,155	$ 1,208,592
Kirby A. Tyndall	$ 555,000	$ 50,627	$ 108,496	$ 714,123
Samuel M. Black	$ 362,336	$ 155,795	$ 285,855	$ 803,986
Jefferson C. Easley	$ 555,000	$ -	$ 205,729	$ 760,729

The agreements currently permit the officers to choose whether to receive these payments in a lump sum or a fixed number of equal monthly payments (24 for Mr. Black; 36 for Mr. Anderson, Mr. Tyndall and Mr. Easley).

Officers' Salary Continuation Plan

Change of control benefit

If a participant in our officers' SERP were terminated without "cause" (as defined in the agreement), or voluntarily resigned, within two years after a change of the control of the bank, the officer would receive 100% of his benefits under the officers' SERP. Distribution of the benefit would commence 30 days following a separation from service and would be payable as a single lump sum.

For all of the named executive officers participating in the officers' Salary Continuation Plan, which excludes Mr. Felts, any of the following events would be a "change of control":

- acquisition by a person or group of more than 50% of the value or voting power of the company's stock;
- acquisition of 35% or more of the company's stock by a person or group; or
- acquisition of substantially all of the company's or bank's assets by an unrelated entity.

If an officer is fully vested in his benefits under the officers' Salary Continuation Plan, we believe the actuarial present value of the total benefits he would receive under the plan in the event of termination (other than for cause) after a change of control is approximately the same as he would receive in the event of termination (other than for cause) with no change of control. For those amounts, see " - Salary Continuation Plan," above.

By contrast, if an officer is not fully vested in his plan benefits, his termination without cause after a change of control would trigger early vesting. Of the four named executive officers who participated in the officers' Salary Continuation Plan in 2008, only Mr. Tyndall was fully vested as of December 31, 2008. If the other three named executive officers had been terminated on that date after a change of control, they automatically would have become fully vested in their benefits under the Plan. If Mr. Anderson had been terminated on that date with no change of control, he would have been vested only in 40% of that benefit amount, or $213,121. Mr. Black would have also been vested only in 40%, or $205,888, and Mr. Easley would not have been vested in any of his benefits under the plan. If termination without cause after a change of control had triggered early vesting, the additional benefits available as of December 31, 2008 for these officers would have been $319,682 for Mr. Anderson, $308,832 for Mr. Black, and $336,503 for Mr. Easley.

Death benefit

As of December 31, 2008, we provided a death benefit under the officers' Salary Continuation Plan that is payable to each participant's designated beneficiary or estate in the event the participant dies while actively employed by the Bank on a full-time basis. For each of the named executive officers participating in the Plan, the death benefit would have been the amount equal to the benefit available upon normal retirement, as defined in the officers' participation agreement. The total death benefit payments that we would have owed had these officers died on December 31, 2008 are as follows:

Anderson	$ 213,121
Tyndall	$ 392,847
Black	$ 205,888
Easley	$ -

We have also entered into split dollar life insurance agreements with the named executive officers who participate in the officers' Salary Continuation Plan. Under each of these agreements, upon the officer's death, we will pay the officer's beneficiary two times his final base salary, or 100% of the net-at-risk insurance portion of the proceeds, whichever amount is less. The net-at-risk is the total proceeds less the cash surrender value of the policy. We amended these arrangements in 2008 to provide that these agreements will be discontinued when an officer terminates employment. If the officers had died on December 31, 2008, we estimate that we would have owed them the following amounts (each of which is equal to two times the officer's 2008 salary).

Anderson	$ 450,000
Tyndall	$ 370,000
Black	$ 362,336
Easley	$ 370,000

Disability benefit

We also provide disability benefits under the officers' Salary Continuation Plan. If a participant's employment is terminated due to a disability, we would pay him a lump sum distribution for an amount equal to the vested percentage of the Accumulated Benefit Obligation, as defined by the plan, as of the date of his disability.

DIRECTOR COMPENSATION

In 2008, we paid each of our nonemployee directors the following compensation:

- An annual retainer of $10,000;
- A fee of $500 for each board meeting they attended, including Bank board meetings; and
- A fee of $250 for each board committee meeting they attended ($400 for the committee chair), including Bank committee meetings.
- Beginning in May 2008, the Chairman began receiving $42,000 annually, payable in monthly installments of $3,500. This amount is in lieu of the annual retainer and meeting fees paid to other nonemployee directors as noted above.
- Beginning in May 2008, the Vice-Chairman began receiving a supplemental annual payment of $4,000 in addition to the annual retainer and meeting fees.

Directors who are also our employees do not receive any additional compensation for their service as directors, including for their service as directors of our subsidiaries.

The following table shows the total compensation we paid our nonemployee directors in 2008 for their service on the Company's board and the Bank's board. There were no independent directors serving on Granite Mortgage's board during 2008; therefore, there were no director fees paid during the year to directors of Granite Mortgage.

Name (a)	Fees Earned or Paid in Cash in 2008 (b)
John N. Bray, Vice-Chairman	$ 29,350
Joseph D. Crocker	$ 23,000
Leila N. Erwin	$ 22,000
Paul M. Fleetwood, III	$ 26,650
Hugh R. Gaither	$ 23,200
James Y. Preston, Chairman (1)	$ 37,733
Boyd C. Wilson, Jr., CPA	$ 25,100

The only director compensation in 2008 was from fees earned or paid in cash.

(1) Mr. Preston had 8,587 options outstanding and exercisable as of December 31, 2008, with expiration dates ranging from 2009 to 2012 and exercise prices ranging from $5.74 to $9.54. These options were granted to Mr. Preston when he was chairman of First Commerce Corporation, which we acquired in 2003.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation Committee during 2008: Hugh R. Gaither, Chairman, Joseph D. Crocker, Paul M. Fleetwood, III, and Leila N. Erwin. None of the members of the committee are officers or employees of the Company or the Bank, and there were no interlocks for 2008.

TRANSACTIONS WITH OFFICERS AND DIRECTORS

Our Board of Directors generally reviews related party transactions, although we have not historically had formalized policies and procedures regarding the approval of related party transactions, except in connection with banking transactions. We have had, and expect to have in the future, banking transactions in the ordinary course of our business with directors, officers, and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions available to borrowers not related to the lender; and these transactions do not and will not involve more than the normal risk of collectibility or present other unfavorable features. Loans made to officers and directors are in compliance with federal banking regulations and therefore are exempt from insider loan prohibitions included in the Sarbanes-Oxley Act of 2002. Prior approval by a majority of the Board of Directors is required for extensions of credit to officers and directors if the credit, when aggregated with the amounts of all other extensions of credit to that person and to all related interests of that person, (i) exceeds the higher of $25,000 or 5% of the bank's unimpaired capital and unimpaired surplus; or (ii) exceeds $500,000. In addition, the aggregate amount outstanding to an executive officer cannot exceed the higher of 2.5% of the Bank's unimpaired capital and unimpaired surplus up to $100,000, excluding financing for first lien on residence or children's education. Our practice has been to obtain prior Board of Directors' approval for all extensions of credit to officers and directors. Officers and directors cannot vote, and cannot directly or indirectly influence the voting for their extensions of credit.

In September 2003, we entered into commercial leases with Salem Investors, LLC, a company in which the former chief executive officer of Granite Mortgage owns a substantial interest. The leases were entered into for the purpose of providing a community banking facility to the Bank and a mortgage banking facility to Granite Mortgage in Winston-Salem, North Carolina. The lease terms commenced on September 1, 2004, and each lease had an initial term of seven years. Based on a fairness opinion obtained from an independent third party expert, we believe that the leases were on terms comparable to similar properties in the area and that the leases were in the best interests of our community banking and mortgage banking operations. In 2008, the Bank obtained an independent appraisal of this facility and purchased it from Salem Investors, LLC for its appraised value of $3.8 million. During 2008, prior to the purchase, the Bank paid Salem Investors, LLC lease payments of $30,384, and Granite Mortgage paid lease payments of $74,277.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the Securities and Exchange Commission initial reports of ownership of our common stock and reports of changes in ownership. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the Section 16(a) reports furnished to us, all Section 16(a) filings required of our directors and executive officers for 2008 were made, to our knowledge and belief, in a timely manner, except for the following:

(1) Samuel M. Black, Jerry A. Felts and Earl B. Searcy III, did not timely file their initial Form 3 upon appointment as executive officers of the Company. At the date of his Form 3 filing, Mr. Felts held no shares of our common stock; Mr. Black and Mr. Searcy did not have any transactions during 2008 requiring a Form 4 filing.
(2) A Form 4 including one transaction was not timely filed by director, Joseph D. Crocker.
(3) A Form 4 including three transactions was not timely filed by director, Leila N. Erwin.
(4) A Form 4 including one transaction was not timely filed by executive officer, Jefferson C. Easley.

All of these reports have subsequently been filed.

RATIFICATION OF SELECTION OF ACCOUNTANTS
(Proposal 2)

The Audit Committee has selected the firm of Dixon Hughes PLLC as independent Certified Public Accountants to audit the consolidated financial statements of the Company for the year ending December 31, 2009. The firm is to report on the Company's consolidated balance sheets, and related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders' equity, and to perform such other appropriate accounting services as may be required by the Board of Directors. It is expected that representatives of Dixon Hughes PLLC, who also served as the Company's accounting firm for the 2008 audit, will be present at the Annual Meeting. They will be provided with an opportunity to make a statement if they desire to do so and to answer appropriate questions which may be raised at the meeting.

The following table summarizes the aggregate fees billed to the Company by Dixon Hughes PLLC for each of the past two years:

	2008	2007
Audit fees (a)	**$ 425,197**	$ 466,709
Audit-related fees (b)	**15,000**	18,668
Tax fees (c)	**20,000**	20,000
Total	**$ 460,197**	$ 505,377

(a) Fees for audit services billed in 2008 and 2007 consisted of:
- Audit of the Company's annual financial statements.
- Assessment of internal control, as required by the Sarbanes-Oxley Act of 2002, Section 404.
- Reviews of the Company's quarterly financial statements.
- Consents and other services related to SEC matters
- Regulatory audits for Granite Mortgage in accordance with requirements of HUD and GNMA

(b) Fees for audit-related services billed in 2008 and 2007 consisted of:
- Employee benefit plans and statutory audits.

(c) Fees for tax services billed in 2008 and 2007 consisted of:
- Tax compliance services, which are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted of:
  i. Federal and state income tax return assistance
  ii. Review of quarterly estimated tax payments
  iii. Property tax return assistance

In considering the nature of the services provided by Dixon Hughes PLLC , the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Dixon Hughes PLLC and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the Public Company Accounting Oversight Board.

Pre-Approval

All of the services performed by Dixon Hughes PLLC in 2008 were pre-approved in accordance with the pre-approval policies and procedures adopted by the Audit Committee at its February 25, 2008 meeting. The policy describes the permitted audit, audit-related, and tax/other services that the independent auditor may perform and requires pre-approval for these services.

The Board of Directors unanimously recommends that the stockholders ratify the appointment of Dixon Hughes PLLC as the Company's independent certified public accountants for the year ending December 31, 2009 by voting FOR Proposal 2. In the event that the stockholders do not ratify the appointment of Dixon Hughes PLLC, then the Audit Committee will reconsider the appointment.

PROPOSALS FOR 2010 ANNUAL MEETING OF STOCKHOLDERS

From time to time, individual stockholders may wish to submit proposals which they believe should be voted upon by our stockholders. The Securities and Exchange Commission has adopted regulations which govern the inclusion of such proposals in our annual proxy materials. No such proposals were submitted for the 2009 Annual Meeting. Stockholder proposals intended to be presented at the 2010 Annual Meeting of Stockholders must be received by the Secretary of the Company at our executive office, 23 North Main Street, P.O. Box 128, Granite Falls, North Carolina 28630 no later than November 27, 2009 (which is 120 days prior to the expected date of the 2010 Proxy Statement) in order to be eligible for inclusion in our Proxy Ballot and Proxy Statement for the 2010 Annual Meeting.

OTHER BUSINESS

Our management knows of no other business to be presented at the Annual Meeting. If other matters should properly come before the meeting or any adjournment thereof, a vote may be cast pursuant to the accompanying Proxy in accordance with the judgment of the person or persons voting the same.

All stockholders are invited to attend our Annual Meeting of Stockholders on April 27, 2009 at 10:30 a.m., at the Crowne Plaza, 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina. At the meeting you may vote your shares in person. Even if you plan to attend, however, please sign and return your Proxy promptly. A Proxy may be revoked at any time before it is voted, and the giving of a Proxy will not affect the right of a stockholder to attend the meeting and vote in person.

By Order of the Board of Directors
Bank of Granite Corporation

Kirby A. Tyndall

KIRBY A. TYNDALL
Secretary

Granite Falls, North Carolina
March 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2008**

Commission file number **0-15956**

Bank of Granite Corporation

(Exact name of registrant as specified in its charter)

Delaware	**56-1550545**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 128, Granite Falls, N.C.	**28630**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(828) 496-2000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $1.00 par value
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

As of March 2, 2009, 15,454,000 shares of common stock, $1.00 par value, were outstanding. As of June 30, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $107,873,000 based on the closing sales price as reported on The NASDAQ Global Select Market.[SM]

DOCUMENTS INCORPORATED BY REFERENCE

PART III: Portions of the Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2009 Annual Meeting of Stockholders.

Exhibit Index begins on page III-87

FORM 10-K TABLE OF CONTENTS AND CROSS-REFERENCE INDEX

* Incorporated by reference from the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 27, 2009.

FORWARD LOOKING STATEMENTS

The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning our opinions or judgments about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of our customers or vendors, our level of success in integrating acquisitions, our success operating in new markets that we enter, actions of government regulators, the level of market interest rates, and general economic conditions.

PART I

ITEM 1 - BUSINESS

Bank of Granite Corporation (the "Company") is a Delaware corporation that was organized June 1, 1987 as a bank holding company. The Company's only businesses are the ownership and operation of Bank of Granite (the "Bank"), a state bank chartered under the laws of North Carolina on August 2, 1906, and Granite Mortgage, Inc. ("Granite Mortgage"), a mortgage bank chartered under the laws of North Carolina on June 24, 1985.

We conduct our business through three reportable business segments: Community Banking, Mortgage Banking and Other. The Community Banking segment offers a variety of loan and deposit products and other financial services. The Mortgage Banking segment originates and sells mortgage loans. The Other segment includes activities at the holding company level such as corporate and stockholder relations and funding from the issuance of commercial paper and trust preferred securities. For financial information on our three business segments, see Note 22, "Operating Segments," of the "Notes to Consolidated Financial Statements." We conduct our community banking business operations from 22 full-service offices located in Burke, Caldwell, Catawba, Forsyth, Iredell, Mecklenburg, Watauga, and Wilkes counties in North Carolina. According to the Federal Deposit Insurance Corporation (the "FDIC"), as of December 31, 2008, the Bank ranked 20th in assets and 17th in deposits among North Carolina banking institutions. We conduct our mortgage banking business operations from 13 offices in Cumberland, Guilford and Rowan counties in North Carolina, in addition to the counties where the Bank has community banking offices.

GENERAL BUSINESS

The Bank's principal community banking activities include the taking of demand and time deposits and the making of loans, secured and unsecured, to individuals, associations, partnerships and corporations. The majority of the Bank's customers are individuals and small businesses. No material part of its business is dependent upon a single customer or a few customers whose loss would have a material adverse effect on the business of the Bank. No material portion of the business of the Bank is seasonal.

Granite Mortgage's principal mortgage banking activities include the origination and sales of mortgage loans to individuals. Granite Mortgage sells significantly all its mortgages and the related servicing. Granite Mortgage specializes in government guaranteed mortgage products. Granite Mortgage's business is not dependent on a single customer or a few customers whose loss would have a material adverse effect on the business. The mortgage business is sensitive to changes in interest rates in the market. When rates decline, Granite Mortgage generally experiences an increase in its mortgage business. When rates rise, Granite Mortgage's business generally declines. No material portion of the business of Granite Mortgage is seasonal.

GENERAL DESCRIPTION OF ECONOMIC AREAS

We conduct our community banking operations primarily in nine counties in the western part of North Carolina. The three counties we served prior to 2003 (Caldwell, Catawba and Burke) were historically known as a center for the manufacture of fiber optic and coaxial cable, furniture, and apparel. When the economy began to weaken in 2001, there were massive layoffs in these industries, and these counties were significantly impacted with a sudden rise in their unemployment rates.

Since 2003, we have expanded our business by opening branch offices in counties where the local economies had been more diversified and growing. In 2003, we opened new offices in Watauga County (Boone), Wilkes County (Wilkesboro), and Mecklenburg County (Matthews), and acquired First Commerce Bank and its three banking offices in Mecklenburg County (Charlotte and Cornelius). We opened banking offices in Forsyth County (Winston-Salem) in 2004 and in Iredell County (Statesville) in 2006. The Bank opened a new loan production office in Guilford County (Greensboro/High Point) in 2007.

In 2008 and continuing into 2009, economic conditions in our market area declined significantly, as they have in the U.S. in general. The economic slowdown grew more intense as 2008 proceeded. These economic difficulties negatively affected many of the Company's customers, including businesses and individuals. Unemployment rates in our market area increased significantly during 2008, as reflected in the table below.

Month of December	2008	2007	2006	2005	2004
Unemployment Rates*					
Caldwell County	10.7%	6.5%	8.0%	7.4%	7.1%
Catawba County	10.7%	5.7%	5.1%	5.2%	6.1%
Burke County	11.7%	6.1%	5.4%	5.6%	6.0%
Watauga County	5.7%	3.3%	3.3%	3.5%	3.9%
Wilkes County	9.2%	4.9%	5.6%	4.8%	5.9%
Mecklenburg County	8.3%	4.7%	4.1%	4.2%	4.8%
Forsyth County	7.4%	4.4%	4.0%	4.1%	4.5%
Iredell County	9.2%	4.6%	4.1%	4.3%	5.2%
Guilford County	8.3%	4.6%	4.3%	4.5%	5.1%
North Carolina	8.7%	4.7%	4.7%	5.0%	5.4%
United States	7.2%	4.9%	4.4%	4.8%	5.4%

*Source: Employment Security Commission of North Carolina

The population projections and estimates for the counties in our primary market areas are as follows:

	July 2009 Projections	July 2007 Estimates	April 2000 Census
Population Projections and Estimates*			
Caldwell County	80,052	79,376	77,386
Catawba County	157,190	153,404	141,686
Burke County	88,460	88,439	89,145
Watauga County	45,472	44,696	42,693
Wilkes County	67,509	67,182	65,632
Mecklenburg County	919,372	863,147	695,370
Forsyth County	349,449	338,679	306,067
Iredell County	159,443	150,421	122,660
Guilford County	475,826	460,780	421,048
North Carolina	9,397,397	9,069,398	8,046,485

*Source of projection, estimate and census data: North Carolina Office of State Budget and Management

TERRITORY SERVED AND COMPETITION

The Federal Deposit Insurance Corporation (the "FDIC") collects deposit data from insured depository institutions as of June 30 of each year as presented below.

(Deposit dollars in millions)

	June 30, 2008				June 30, 2007			
	Bank of Granite		Market		Bank of Granite		Market	
County	Deposits	Market Share	Deposits	No. of Banks	Deposits	Market Share	Deposits	No. of Banks
Caldwell	$ 322.2	38.7%	$ 833.4	10	$ 318.5	38.5%	$ 828.2	9
Catawba	364.2	14.1%	2,589.1	13	368.9	14.7%	2,517.9	13
Burke	60.3	7.7%	781.1	10	59.0	7.7%	763.5	9
Watauga	56.5	6.6%	856.7	14	61.4	7.1%	868.3	13
Wilkes	24.4	3.2%	759.9	11	20.3	2.6%	788.4	11
Mecklenburg	173.5	0.2%	100,909.3	25	173.9	0.2%	90,353.0	25
Forsyth	9.5	0.1%	14,416.8	20	17.8	0.1%	14,299.9	19
Iredell	7.8	0.4%	2,121.4	23	2.4	0.1%	2,123.0	18

Our community banking markets are highly competitive. The table above reflects the continuing competition in our markets. In addition to competing with other large and small banks, which tend to be numerous, we also compete for both loan and deposit business with thrifts or savings institutions, credit unions, brokerage and insurance firms, and other nonbank businesses, such as manufacturers and retailers.

The mortgage banking business is also highly competitive, with both bank and nonbank mortgage originators competing in the market. Granite Mortgage conducts its mortgage banking business from 13 offices in the North Carolina cities and communities of Winston-Salem, Hickory, Greensboro/High Point, Lenoir, Morganton, Salisbury, Boone, Charlotte, Cornelius/Lake Norman, Conover, Fayetteville, Wilkesboro, and Matthews.

Our community banking and mortgage banking operations are both required to compete based on rates in order to conduct loan business in each of our markets. Our community bank also competes for deposits in each of its markets. However, we believe that our focus on and commitment to providing superior customer service is what distinguishes us from our competitors.

EMPLOYEES

As of December 31, 2008, the Bank had 274 and Granite Mortgage had 61 full-time equivalent employees. Each of the Bank and Granite Mortgage considers its relationship with its employees to be excellent.

SUPERVISION AND REGULATION

The following summaries of statutes and regulations affecting bank holding companies, banks and mortgage banks do not purport to be complete. Such summaries are qualified in their entirety by reference to such statutes and regulations.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is required to register as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB"). Because of its number of stockholders, the Company is also regulated by the Securities and Exchange Commission (the "SEC").

A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve Board approval prior to acquiring, directly or indirectly, more than 5% of the voting stock of a bank, unless it already owns a majority of the voting stock of the bank. Furthermore, with limited exceptions, a bank holding company must engage only in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. One of the exceptions to this prohibition is the ownership of shares of a company the activities of which the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

In an effort to achieve a measurement of capital adequacy that is more sensitive to the individual risk profiles of financial institutions, the various financial institution regulators mandate minimum capital regulations and guidelines that categorize various components of capital and types of assets and measure capital adequacy in relation to a particular institution's relative levels of those capital components and the level of risk associated with various types of assets of that financial institution. The FDIC and the FRB statements of policy on "risk-based capital" require us to maintain a level of capital commensurate with the risk profile assigned to our assets in accordance with the policy statements. The capital standards require minimum ratios of 4% for Tier I capital, 8% for total risk-adjusted capital, and 4% for leverage. At December 31, 2008, our Tier I ratio, total capital ratio to risk-adjusted assets, and leverage ratio were 7.46%, 8.73% and 6.49%, respectively. We met the regulatory capital requirements to be "well" capitalized for our Tier I capital and leverage ratios, and were "adequately" capitalized for total risk-adjusted capital.

The Company's capital ratios declined as a result of the reported operating losses in 2008 and 2007. One impact of not meeting the regulatory requirements for being classified as "well" capitalized is that the Company's and the Bank's abilities to acquire needed funding through sources such as brokered deposits, Federal Home Loan Bank advances and unsecured federal funds credit lines, and other borrowings, could be limited or on less favorable terms. Furthermore, bank holding companies and banks with capital ratios below "well" capitalized levels may be subject to greater regulatory monitoring and scrutiny. We are taking a number of actions to improve our capital ratios. In the third quarter of 2008, we suspended our cash dividend in an effort to preserve capital. We continue to evaluate and seek opportunities to issue new capital in the form of subordinated debt, common equity, or preferred equity securities, however current markets have limited demand for such offerings. We are also implementing measures to reduce the size of our balance sheet, but there is also limited demand when loan sales and trading markets are illiquid.

The Bank is subject to supervision and regulation, of which regular bank examinations are a part, by the FDIC and the North Carolina State Banking Commission (the "Banking Commission"). The Bank is a member of the FDIC, which currently insures all deposits of each member bank to a maximum of $250 thousand per depositor. For this protection, each bank pays a semi-annual statutory assessment and is subject to the rules and regulations of the FDIC.

The Bank is currently operating under heightened regulatory scrutiny and has been and will be taking steps to improve its policies and procedures, particularly with respect to maintaining strong levels of capital, improving risk management, managing levels and concentrations of credit risk, and ensuring sufficient liquidity. On September 1, 2008, in connection with the Bank's most recent examination by the FDIC, the Bank's Board of Directors entered into a Memorandum of Understanding ("MOU") with the FDIC addressing matters raised in the examination such as management of capital, liquidity, risk, and asset quality. The MOU requires, among other things, that the Bank report regularly to its regulators about its operations, financial condition, and efforts to mitigate risk. The MOU also requires that the Bank remain "well" capitalized, using the definitions described above, and to report to the regulators if it falls below the "well" capitalized level, and further to take steps to return to "well" capitalized status within 120 days. The Bank has communicated with its regulators about the failure to meet the "well" capitalized level as of December 31, 2008 and about plans to increase its capital levels back to the well capitalized level. Management believes it has developed a plan to achieve these capital levels, and the plan is being implemented. There is no assurance, however, that the well capitalized level can be achieved by the Bank, or that if it is achieved it can be maintained if operating results do not improve. A failure to maintain compliance with the terms of the MOU with the Bank's regulators, including the failure to return to and maintain well capitalized status, could result in further adverse regulatory actions.

On October 3, 2008, the U.S. Congress approved the Emergency Economic Stabilization Act of 2008 (EESA). The U.S. Treasury and banking regulators are implementing a number of programs under this legislation and otherwise to address capital and liquidity issues in the banking system, including the TARP Capital Purchase Program and the Temporary Liquidity Guarantee Program. Pursuant to the TARP Capital Purchase Program, the Company applied for up to 3% of its total risk-weighted assets in capital, which would be in the form of non-cumulative perpetual preferred stock of the company with a dividend rate of 5% until the fifth anniversary of the investment, and 9% after that date. The investment would also include the issuance to the U.S. Treasury of warrants for common stock of the company equal to 15% of the capital invested. We can not predict whether the Company will receive funds from the Capital Purchase Program.

The Company and the Bank elected to participate in the FDIC's Temporary Liquidity Guarantee Program, which consists of two components: a temporary guarantee of newly-issued senior unsecured debt (the "Debt Guarantee Program"), in which banks and their holding companies may participate, and a temporary unlimited guarantee of funds in noninterest-bearing transaction accounts at FDIC-insured institutions (the "Transaction Account Guarantee Program"), in which only depository banks may participate. Under the Debt Guarantee Program, newly issued senior unsecured debt, as defined in the regulations and subject to a cap as determined by the FDIC, is fully guaranteed by the FDIC until the earlier of the maturity date of the debt or June 30, 2012. As of December 31, 2008, neither the Company nor the Bank had issued any senior unsecured debt under this program. Under the Transaction Account Guarantee Program, the FDIC fully guarantees all funds in noninterest-bearing transaction accounts at FDIC-insured institutions until December 31, 2009. The Company and the Bank are subject to additional assessments by the FDIC in exchange for participation in this program.

The FDIC insures deposits at financial institutions such as the Bank. The FDIC charges the insured financial institutions premiums to maintain its Deposit Insurance Fund at certain levels. Current economic conditions have increased bank failures and expectations for additional failures, which will increase demands upon the Deposit Insurance Fund. The FDIC has recently published a restoration plan to replenish the Deposit Insurance Fund by increasing premiums paid by insured institutions. Premiums will be higher for institutions that are placed into higher risk categories by the FDIC. The effect of these changes will be to significantly increase the FDIC insurance premiums paid by the Company.

Federal banking laws applicable to all depository financial institutions, among other things, (i) afford federal bank regulatory agencies with powers to prevent unsafe and unsound banking practices; (ii) restrict preferential loans by banks to "insiders" of banks; (iii) require banks to keep information on loans to major stockholders and executive officers, and (iv) bar certain director and officer interlocks between financial institutions. The prohibitions against certain director and officer interlocks may inhibit the ability of the Bank and the Company to obtain experienced and capable officers and directors, to replace current officers and directors, or to add to their number.

The Company is an "affiliate" of the Bank within the meaning of the Federal Reserve Act, which imposes restrictions on loans by the Bank to the Company and on investments by the Bank in the stock or securities of the Company, which serve as security for loans by the Bank to any borrower. The Company is also subject to certain restrictions with respect to engaging in the business of issuing, underwriting and distributing securities.

Stockholders of banks (including bank holding companies that own stock in banks) may be compelled by bank regulatory authorities to invest additional capital in the event their banks experience either significant loan losses or rapid growth of loans or deposits. In addition, the Company may also be required to provide additional capital to any banks that it acquires as a condition to obtaining the approvals and consents of regulatory authorities in connection with such acquisitions.

Granite Mortgage, as a mortgage bank, is regulated by the Banking Commission. Because Granite Mortgage is a nonbank subsidiary of a bank holding company, it is also regulated by the FRB. In addition, because Granite Mortgage underwrites mortgages guaranteed by the government, it is subject to other audits and examinations as required by the government agencies or the investors who purchase the mortgages.

We cannot predict what other legislation might be enacted or what other regulation might be adopted or, if enacted or adopted, the effect thereof.

EFFECTS OF GOVERNMENTAL MONETARY POLICY AND ECONOMIC CONTROLS

We are directly affected by governmental monetary policy and by regulatory measures affecting the banking industry in general. Of primary importance is the FRB, whose actions directly affect the money supply and, in general, affect banks' lending abilities by increasing or decreasing the cost and availability of bank credit in order to combat recession and curb inflationary pressures in the economy by open market operations in the United States government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against bank deposits.

Deregulation of interest rates paid by banks on deposits and the types of deposits that may be offered by banks have eliminated minimum balance requirements and rate ceilings on various types of time deposit accounts. The effect of these specific actions and, in general, the deregulation of deposit interest rates have increased banks' costs of funds and made them more sensitive to fluctuations in money market rates.

In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, predictions as to possible future changes in interest rates, deposit levels, loan demand or our business and earnings are difficult and have very limited reliability.

INVESTMENT POLICIES

For a discussion of our investment policies, see "Investment Securities" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report.

LOAN PORTFOLIO

For a discussion of our loan portfolio, see "Loans" and "Provisions and Allowances for Loan Losses" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report.

AVAILABLE INFORMATION

Additional information about our company and business is available at our website, at www.bankofgranite.com. Our filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, are available, free of charge, on our website at www.bankofgranite.com under the heading "Investor Relations - SEC Filings." These reports are available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. In addition, copies of these filings are available at the Securities and Exchange Commission's Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission's website, www.sec.gov, is another source of this information. Information included on our website is not incorporated by reference into this annual report.

ITEM 1A - RISK FACTORS

Our business has been and may be adversely affected by conditions in the financial markets and economic conditions generally.

In 2008 and continuing into 2009, economic conditions in our market area declined significantly, as they have in the U.S. in general. The economic slowdown grew more intense as 2008 proceeded. These economic difficulties negatively affected many of our customers, including businesses and individuals. Unemployment rates in our market area have increased significantly. Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the market where we operate. In addition, further negative economic developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for loan losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult economic conditions on us and others in the financial services industry.

As a result of the difficult economic environment, many lending institutions, including us, have experienced declines in the performance of their loans. Moreover competition among depository institutions for deposits and quality loans has increased significantly. In addition, the value of real estate collateral supporting many commercial loans and home mortgages has declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, there is a potential for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be aggressive in responding to concerns and trends identified in examinations. The impact of these conditions and any new legislation may negatively impact our operations by restricting our business, which could adversely impact our financial performance and our stock price.

Overall, during the past year, the general business environment has had an adverse effect on our business, and we can not predict whether the environment will improve in the near term. Until conditions improve, we expect our business, financial condition, and results of operations to be adversely affected.

Economic difficulties could impair the ability of our customers, both individuals and businesses, to repay their loans.

Our largest source of revenue is payments on loans that we make to our customers. During times of economic downturns, our customers' sources of funds to repay loans are adversely affected, and delinquencies on loans increase. Weakness in the economy in general, and especially weakness in real estate markets, adversely affects our collections and the strength of our loan portfolio. Declines in the ability of our customers to repay loans causes loss of revenue and increased levels of nonperforming loans, which results in higher loan losses, higher provisions for loan losses, and lower earnings.

Changes in interest rates could cause our earnings to decline.

Our balance sheet is currently liability sensitive, which means that when market interest rates change, interest rates on our interest rate sensitive liabilities, such as deposits and borrowings, change more rapidly than interest rates on our interest rate sensitive assets, such as loans and investment securities. Therefore, when interest rates fall, the interest rates on our variable rate liabilities may be subject to repricing at a faster pace than the interest rates we earn on our fixed rate loans and other fixed rate investments.

Strong competition within our market areas may limit our growth and profitability. Larger banks and numerous other financial institutions with greater resources may be able to compete more effectively than we can.

We face numerous competitors in both our community banking and mortgage banking operations in all parts of our market area. In addition to competing with larger and smaller banks, which tend to be numerous, we compete with credit unions, brokerage and insurance firms, and other nonbank businesses, such as manufacturers and retailers, that engage in consumer financing activities. Price competition for loans and deposits might result in earning less on our loans and paying more on our deposits, which would reduce our net interest income. Competition also makes it more challenging to grow loans and deposits and to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we do and may offer services that we do not provide. We expect competition to continue to increase in the future as a result of legislative, regulatory, and technological changes and the continuing trend of consolidation in the financial services industry.

The mortgage banking business is also highly competitive, with both large and small bank and nonbank mortgage originators competing with our mortgage banking operations.

If significant increases are required to our allowance for loan losses, our earnings would decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If one or more conditions or events causes our prior assumptions to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in increases to our allowance and loss provision. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Continued losses could further erode our capital levels.

Our capital level at December 31, 2008 fell to a level that is below the "well" capitalized level under regulatory definitions. This means that the Bank is now classified as an "adequately" capitalized institution. Failure to maintain well capitalized status is a violation of the Bank's Memorandum of Understanding with our regulators, which could result in adverse regulatory actions against us. In addition, failure to maintain well capitalized status could jeopardize our ability to acquire needed funding through sources such as brokered deposits, Federal Home Loan advances, or unsecured federal funds credit lines, and could damage our reputation in our deposit markets, possibly resulting in deposit declines that could decrease our liquidity. Additional significant increases in our allowance for loan losses, significant write-downs of assets, or other operating losses would decrease our capital levels further.

Failure to maintain compliance with regulatory standards and mandates could result in adverse regulatory action against us.

The Bank is party to a Memorandum of Understanding (MOU) with our regulators. The MOU requires, among other things, that we report regularly to the regulators about our operations, financial condition, and efforts to mitigate risk. The MOU also requires that the Bank maintain capital levels that qualify as "well" capitalized, and our capital has fallen below that level. The MOU provides that, if our capital falls below the "well" capitalized level, we must report to the regulators and take steps to return to well capitalized status within 120 days. Management believes it has developed a plan to achieve these capital levels, and the plan is being implemented. There is no assurance, however, that the well capitalized level can be achieved by the Bank, or that, if it is achieved, it can be maintained, if operating results do not improve. A failure to maintain compliance with the terms of the MOU, including the failure to return to and maintain well capitalized status, could result in further adverse regulatory actions and restrictions upon our activities.

We may be required to raise additional capital in the future, but that capital may not be available or may not be available on terms acceptable to us when it is needed.

We are required to maintain adequate capital levels to support our operations. The need may arise for the Company to raise additional capital to support growth or absorb loan losses. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we can not be certain of our ability to raise additional capital in the future if needed or on terms acceptable to us. If we can not raise additional capital when needed, our ability to conduct our operations could be materially impaired.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Our holding company, community banking, and mortgage banking businesses are highly regulated. Our holding company is regulated by the FRB, the Banking Commission, and the Securities and Exchange Commission. Our community banking subsidiary is regulated by the FDIC and the Banking Commission. Our mortgage banking subsidiary is regulated by the FRB and the Banking Commission. Such regulation and supervision govern the activities in which we may engage and are intended primarily for the protection of the deposit insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations or legislation, may have a material impact on our operations. In addition to the risks of noncompliance, we are required to dedicate considerable time and monetary resources in our efforts to comply with the numerous laws and regulations that govern the ways in which we conduct our community banking and mortgage banking activities.

The FDIC Deposit Insurance assessments that we are required to pay will increase, possibly materially, in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC. Due to the recent turmoil in the financial system, including the failure of several unaffiliated FDIC-insured depository institutions, the deposit insurance premium assessments paid by all banks will increase. The Board of Directors of the FDIC voted on February 27, 2009 to impose a 20 basis point emergency special assessment on insured institutions on June 30, 2009 that will be collected on September 30, 2009. The FDIC will also be permitted to impose additional assessments of up to 10 basis points after June 30, 2009 whenever the FDIC estimates that the deposit insurance fund will fall to a level that the FDIC Board believes would adversely affect public confidence in the federal deposit insurance system. Such an increase will adversely impact our earnings, perhaps materially.

If investment securities we own suffer a decline in value that we determine to be other than temporary, we may be required to record a significant charge to earnings.

We evaluate our investment securities that have declined in value to determine whether we believe the decline was due to reasons other than temporary market fluctuations. For example, securities may decline in value if the issuer is experiencing difficulties that may jeopardize our ability to recover in a reasonable time the amount we invested. Should we determine that a decline in security value is other than temporary, we are required to record a charge to earnings in our financial statements during the period in which we made that determination. In times of economic stress, declines in the value of securities become more prevalent, increasing the likelihood of charges to our earnings.

We may have additional tax liabilities.

Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be different from our historical income tax provisions and accruals. Based on the results of an audit or litigation, a material effect on our income tax provision, net income or cash flows in the period or periods for which that determination is made could result.

Changes in accounting may affect our reported earnings and operating income.

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as accounting for investments and loans, are highly complex and involve subjective judgments. Changes in these rules or their interpretation could significantly change our reported earnings. See Note 1, "Summary of Significant Accounting Policies," of the "Notes to Consolidated Financial Statements."

A concentration of real estate development loans in our portfolio could result in additional increases in our allowance for loan losses, and corresponding decreases in our earnings, if the economy continues to experience a downward trend.

The volatility of the real estate development market could affect our assumptions about the collectibility of our loan portfolio, and the value of the real estate serving as collateral for the repayment of these loans. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, and could materially decrease our net income.

Losing key personnel could negatively affect us.

None of the current members of the Bank's executive management team are under employment contracts, and the loss of additional key personnel could have a negative impact on us and our future results of operations.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None

ITEM 2 - PROPERTIES

We indirectly own and operate real estate through our ownership of the Bank and Granite Mortgage. The Bank owns its headquarters, operations and information technology center offices located in Granite Falls, North Carolina. The Bank also owns banking offices in the North Carolina cities and communities of Conover, Granite Falls, Hickory, Hudson, Lenoir, Matthews, Morganton, Newton, Winston-Salem and Wilkesboro. The Bank leases banking offices in the North Carolina cities and communities of Boone, Charlotte, Cornelius, Granite Falls and Statesville. Granite Mortgage leases its headquarters offices, which are located in Winston-Salem, North Carolina from the Bank. Granite Mortgage also leases mortgage origination offices located in the North Carolina cities and communities of Boone, Charlotte, Conover, Fayetteville, Hickory, High Point, Lenoir, Matthews, Morganton, Salisbury, and Wilkesboro. We believe that the premises occupied by the Bank and Granite Mortgage are well located and suitably equipped to serve and support our community banking and mortgage banking businesses. We do not currently anticipate any problems with the renewal of our leases. See also Note 5, "Premises and Equipment," of the "Notes to Consolidated Financial Statements."

ITEM 3 - LEGAL PROCEEDINGS

There were no material legal proceedings pending as of December 31, 2008. During the year ended December 31, 2008, we were not required to pay any penalties for failure to disclose certain "reportable transactions" under Section 6707A of the Internal Revenue Code.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of stockholders in the fourth quarter of 2008.

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value, trades on The NASDAQ Global Select Market℠ of The NASDAQ Stock Market® under the symbol GRAN. Price and volume information is contained in *The Wall Street Journal®* and many other major daily newspapers in the NASDAQ section under the National Market System listings.

During 2008, the market participants making a market in our common stock with the highest volumes of our shares traded were Knight Equity Markets, L.P., Lightspeed Trading LLC, UBS Securities LLC, Morgan Stanley & Co., Inc. and Citadel Derivatives Group LLC. There were no issuances of unregistered securities by us during the year ended December 31, 2008.

As of December 31, 2008, there were 15,454,000 shares of our common stock outstanding, owned by approximately 2,000 stockholders of record and an estimated 4,000 holders of shares registered in street name or as beneficial owners. The following table presents the quarterly market sales prices and dividend information for the two years in the period ended December 31, 2008.

Quarterly Common Stock Market Price Ranges and Dividends

2008	**Quarter 1**	**Quarter 2**	**Quarter 3**	**Quarter 4**
Price Range				
High	**$12.99**	**$11.85**	**$8.58**	**$5.00**
Low	**9.75**	**6.66**	**2.29**	**2.15**
Close	**10.98**	**7.11**	**2.38**	**2.45**
Dividends*	**0.13**	**0.13**	**n/a**	**n/a**

2007	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High	$19.39	$18.29	$17.43	$14.00
Low	16.19	15.27	12.43	9.62
Close	17.92	16.69	13.54	10.57
Dividends	0.13	0.13	0.13	0.13

* The Company suspended its cash dividend in the third quarter of 2008.

The following table sets forth information as of December 31, 2008 regarding shares of our common stock that may be issued upon exercise of options previously granted and currently outstanding under our stock option plans, as well as the number of shares available for the grant of options that had not been granted as of that date.

	(a) Number of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price Of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans --			
Approved by security holders	90,612	$11.00	738,500
Not approved by security holders	-0-	n/a	n/a
Total	90,612	$11.00	738,500

We suspended our common stock repurchase plan in 2007, which we historically used to (1) reduce the number of shares outstanding when our share price in the market makes repurchases advantageous and (2) manage capital levels. Therefore, there were no share repurchase transactions for the quarter ended December 31, 2008.

STOCKHOLDER PERFORMANCE GRAPH

The performance graph shown below compares our cumulative total return over the most recent five-year period with the NASDAQ Composite Total Return Index and the SNL Bank Index. Returns are shown on a total return basis, which assumes the reinvestment of dividends. All of the stock performance data was independently prepared by SNL Financial LC of Charlottesville, Virginia.

BANK OF GRANITE CORPORATION
Five Year Performance Index



150
100
Index
50
-
2003
2004
2005
2006
2007
2008
Bank of Granite Corporation
SNL Bank Index
NASDAQ Composite Total Return Index

	2003	2004	2005	2006	2007	2008
Bank of Granite Corporation	100.0	98.4	89.7	118.2	68.0	16.5
SNL Bank Index	100.0	114.6	111.1	124.8	97.9	71.1
NASDAQ Composite Total Return Index	100.0	108.6	110.1	120.6	1 32.4	78.7

Source: SNL Financial LC, Charlottesville, Virginia ©2009

ITEM 6 - SELECTED FINANCIAL DATA

The following table presents our selected consolidated historical financial data for the periods indicated. This financial data should be read in conjunction with our consolidated financial statements and notes thereto.

(In thousands except per share data)	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Interest income	**$ 66,923**	$ 89,315	$ 86,373	$ 68,015	$ 55,217
Interest expense	**29,753**	36,848	31,777	20,173	13,108
Net interest income	**37,170**	52,467	54,596	47,842	42,109
Provision for loan losses	**30,228**	55,131	6,414	5,194	5,439
Net interest income (loss) after provision for loan losses	**6,942**	(2,664)	48,182	42,648	36,670
Other income	**10,378**	13,179	12,678	12,055	11,306
Other expense	**48,974**	37,001	32,948	31,815	29,115
Income (loss) before income tax expense (benefit)	**(31,654)**	(26,486)	27,912	22,888	18,861
Income tax expense (benefit)	**4,597**	(11,183)	9,880	7,878	6,143
Net income (loss)	**$ (36,251)**	$ (15,303)	$ 18,032	$ 15,010	$ 12,718
Per share					
Net income (loss)					
Basic*	**$ (2.35)**	$ (0.97)	$ 1.12	$ 0.91	$ 0.75
Diluted*	**(2.35)**	(0.97)	1.12	0.91	0.75
Dividends*	**0.26**	0.52	0.48	0.42	0.39
Book value*	**4.80**	7.47	9.14	8.66	8.47
Share price					
High*	**12.99**	19.39	19.69	17.45	18.34
Low*	**2.15**	9.62	14.62	13.28	14.14
Close*	**2.45**	10.57	18.97	14.82	16.72
Average shares outstanding					
Basic*	**15,448**	15,775	16,049	16,414	16,850
Diluted*	**15,448**	15,775	16,104	16,469	16,912
Performance ratios					
Return on average assets	**-3.05%**	-1.27%	1.56%	1.41%	1.28%
Return on average equity	**-32.01%**	-10.95%	12.57%	10.70%	9.02%
Average equity to average assets	**9.52%**	11.59%	12.42%	13.14%	14.20%
Dividend payout	**-11.08%**	-53.38%	43.04%	46.50%	52.06%
Efficiency ratio	**101.46%**	55.64%	48.26%	52.11%	53.17%
Balances at year-end					
Assets	**$ 1,146,955**	$ 1,219,148	$ 1,199,773	$ 1,106,724	$ 1,032,238
Investment securities	**82,203**	142,622	166,606	151,619	153,546
Loans (gross)	**948,149**	946,326	912,492	832,447	778,137
Allowance for loan losses	**24,806**	17,673	15,787	13,924	13,665
Mortgage loans held for sale	**16,770**	15,319	11,797	14,219	21,554
Liabilities	**1,072,785**	1,103,883	1,053,340	966,876	891,222
Deposits	**991,822**	971,989	963,837	879,111	749,862
Stockholders' equity	**74,170**	115,265	146,433	139,848	141,016
Asset quality ratios					
Net charge-offs to average loans	**2.42%**	5.70%	0.52%	0.61%	0.35%
Nonperforming assets to total assets	**5.01%**	3.21%	1.29%	1.04%	1.18%
Allowance coverage of nonperforming loans	**48.92%**	48.27%	109.91%	130.96%	125.82%

* Amounts for periods prior to September 25, 2006 have been adjusted to reflect the 5-for-4 stock split distributed September 25, 2006.

ITEMS 7 AND 7A - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Management's Discussion and Analysis is provided to assist in understanding and evaluating our results of operations and financial condition. The following discussion should be read in conjunction with the consolidated financial statements and related notes included herein.

This discussion is intended to provide a general overview of our performance in 2008 and outlook for 2009. Readers seeking a more in-depth discussion of 2008 should read the more detailed information below as well as the consolidated financial statements and related notes included herein. All information presented is consolidated unless otherwise specified.

2008 in Review

Our net loss of $36.3 million in 2008 primarily resulted from the reduction in net deferred tax assets, impairment of goodwill, provision for loan losses and the continued decline in net interest income. The amount of the loan loss provision largely resulted from a deterioration in credit quality due to a recessionary economy. Multiple interest rate reductions by the Federal Reserve during the year and the continued aggressive competition for deposits in our market were the primary causes of our lower net interest income. Increasing levels of nonperforming assets also depressed our net interest margin throughout 2008.

Financial Highlights *(Table dollars in thousands except per share data)*	**2008**	2007	% change
Earnings			
Net interest income	**$ 37,170**	$ 52,467	-29.2%
Provision for loan losses	**30,228**	55,131	-45.2%
Other income	**10,378**	13,179	-21.3%
Other expense	**48,974**	37,001	32.4%
Net loss	**(36,251)**	(15,303)	136.9%
Per share			
Net loss			
- Basic	**$ (2.35)**	$ (0.97)	142.3%
- Diluted	**(2.35)**	(0.97)	142.3%
At year-end			
Assets	**$1,146,955**	$1,219,148	-5.9%
Loans	**948,149**	946,326	0.2%
Deposits	**991,822**	971,989	2.0%
Ratios			
Return on average assets	**-3.05%**	-1.27%	
Return on average equity	**-32.01%**	-10.95%	
Average equity to average assets	**9.52%**	11.59%	
Efficiency ratio (1)	**101.46%**	55.64%	

(1) Calculated by dividing noninterest expense by the sum of tax equivalent net interest income and noninterest income

Significant Factors Affecting Earnings and Financial Position in 2008

Realizability of Net Deferred Tax Assets

We use the asset and liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under this method, deferred tax assets and liabilities are recognized based upon the expected future tax consequences of existing temporary differences between the financial reporting and the tax reporting basis of assets and liabilities using enacted statutory tax rates. Valuation allowances are recorded to reduce net deferred tax assets when it is more likely than not that a tax benefit will not be realized. The realization of these net deferred tax assets is dependent upon the generation of sufficient taxable income, the availability of prior year carry back of taxes previously paid, or the implementation of tax strategies to increase the likelihood of realization. In the fourth quarter, we considered all evidence currently available, both positive and negative, in determining whether, based on the weight of that evidence, it is more likely than not that the net deferred tax assets will be realized. For more information about the evidence that management considers, see Note 7, "Income Taxes" in the "Notes to Consolidated Financial Statements."

As described in Note 7, our management determined that, as of December 31, 2008, it was more likely than not that we would not realize the portion of our net deferred tax assets that is dependent upon the generation of future taxable income. As a result, we recorded a valuation allowance of $13.0 million against these net deferred tax assets at December 31, 2008. The valuation allowance recorded in the fourth quarter had a material effect on our financial position as of December 31, 2008 and our results of operations for 2008. It is possible that, in future periods, the uncertainties regarding our future operations and profitability could be resolved such that it could become more likely than not that these net deferred tax assets would be realized due to the generation of sufficient taxable income. If that were to occur, our management would assess the need for a reduction of the valuation allowance, which could have a material effect on our financial position and results of operations in the period of the reduction.

Valuation of Goodwill

Management believes that the accounting for goodwill and other intangible assets involves a higher degree of judgment than most other significant accounting issues. SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributed to unidentifiable intangible assets in the business acquired. The Company's goodwill arises from a prior bank combination, and the Company is the reporting unit of measure.

SFAS No. 142 requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.

We have typically evaluated goodwill for impairment during May of each year. A determination was made during May of 2008 and at September 30, 2008 that our goodwill was not impaired. These evaluations primarily relied on fair value calculations based on estimated cash flows and investor views on terminal values.

During the fourth quarter of 2008, we made an initial assessment of the goodwill by updating our prior assumptions and evaluations and concluded that the goodwill was not impaired. However, as the completion of the financial statements proceeded and the pressures on the financial services sector became more apparent, primarily evidenced by the level of our stock price, we determined it was likely that the goodwill was impaired. We then conducted fair value evaluations of the Bank's assets and liabilities and determined based on the factors cited above and the write-down of the fair value of our loans, see Note 20, "Fair Value of Financial Instruments" in the "Notes to Consolidated Financial Statements," that the value of the goodwill was impaired in the total amount of $10.8 million. Therefore, the goodwill was written off.

Additional factors that significantly affected our earnings and financial position in 2008 were:

- Our 2008 provision for loan losses was $30.2 million. Of this amount, $16.8 million was recognized in the fourth quarter, resulting from the continuing deterioration in our loan portfolio, as discussed above. Nonaccruing loans increased to $50.6 million as of December 31, 2008 compared to $36.5 million as of December 31, 2007.

- Net interest income decreased $15.3 million, primarily related to multiple rate reductions by the Federal Reserve during 2008, and the continued aggressive competition for deposits in our market. Three of the Federal rate reductions in 2008 occurred during the fourth quarter. Our net interest margin was further compressed by increasing levels of nonperforming assets throughout 2008. Our net interest margin decreased 129 basis points to 3.48% in 2008 compared to 4.77% in 2007.

- Other income decreased $2.8 million, primarily related to $1.9 million in other-than-temporary impairment losses in 2008 on investments in securities available for sale, of which $1.3 million was recognized in the fourth quarter.

- Excluding goodwill impairment, other expenses, or operating overhead, increased $1.2 million compared to 2007. The Bank's increase in overhead expenses was driven by a $1.1 million increase in FDIC deposit insurance premiums and a $1.5 million increase in salaries and other expenses, partially offset by a $1.7 million decrease in employee benefit costs, which included suspension of performance based incentives and profit sharing contributions. Total overhead expenses excluding goodwill impairment decreased $1.1 million for the fourth quarter of 2008 compared to 2007, primarily in personnel expenses.

Outlook for 2009

In response to the current economic recession, the Federal Reserve cut its benchmark overnight interest rates to near zero percent in 2008, and these rates have remained steady through the first quarter of 2009. The Federal Reserve, in conjunction with the U. S. Treasury and other regulators, is moving forward with various credit market support programs intended to encourage a reduction in mortgage rates and borrowing costs for commercial banks and other business.

In 2009, we plan to focus on maintaining an appropriate level of liquidity, on restoring our total risk-based capital ratio to the "well" capitalized level, on improving our asset quality by being selective regarding the loans we add and renew and by reducing our nonperforming assets, and on increasing our profitability. Although the current economic environment is relatively illiquid, we plan to continue to fund our assets, to the extent possible, with core deposits gathered in our markets. We also plan to maintain liquid assets at levels higher than our historical practices. We anticipate a continued suspension of our stock repurchase activity and our cash dividend as we work to build our capital through the retention of earnings. We expect to continue to evaluate and seek opportunities to issue new capital in the form of subordinated debt, common equity, or preferred equity securities, however current markets have limited investor demand for such offerings. We are also evaluating measures to reduce the size of our balance sheet, but there is also limited demand in the markets for the sales of assets such as securities and loans. It is also likely we will seek opportunities to reduce our asset levels relative to our capital levels by paying down our higher cost funding from deposits and borrowings. We expect to see relatively little or no loan growth in the near term as we continue our focus on credit quality, and working to resolve our problem loans. We will work to improve our profitability by taking a number of steps, to the extent possible, such as increasing our loan rates, decreasing our funding costs, reducing our loan loss provisions, increasing our fee income, and controlling our operating costs.

On February 27, 2009, the Board of Directors of the FDIC voted to amend the restoration plan for the Deposit Insurance Fund. The Board took action by imposing a special assessment on insured institutions of 20 basis points, implementing changes to the risk-based assessment system, and increasing regular premium rates for 2009, which banks must pay on top of the special assessment. The 20 basis point special assessment would be payable on September 30, 2009.

On March 5, 2009, the FDIC Chairman announced that the FDIC would be willing, under certain circumstances, to lower the special assessment from 20 basis points to 10 basis points. The approval of the cutback is contingent on whether Congress passes legislation that would expand the FDIC's line of credit with the Treasury to $100 billion. Legislation to increase the FDIC's borrowing authority on a permanent basis is also expected to advance to Congress, which should aid in reducing the burden on the industry. If the 20 basis point special assessment is retained, we project we will experience an increase in FDIC assessment expense of approximately $2.0 million from 2008 to 2009. If the special assessment is lowered to 10 basis points, our increase in FDIC assessment expense will be approximately $1.0 million in 2009.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The more critical accounting and reporting policies include our accounting for securities, loans, the allowance for loan losses, goodwill and income taxes. In particular, our accounting policies relating to the allowance for loan losses, investment securities and mortgage loans held for sale involve the use of estimates and require significant judgments to be made by management. Different assumptions in the application of these policies could result in material changes to our consolidated financial position or consolidated results of operations. Please see the discussions below under the captions "Provisions and Allowance for Loan Losses," "Investment Securities-Valuation," "Mortgage Loans Held for Sale," "Derivatives and Hedging Activities" and "Goodwill." Also, please refer to Note 1, "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" for additional information regarding all of our critical and significant accounting policies.

PROVISIONS AND ALLOWANCE FOR LOAN LOSSES - The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to a balance considered adequate to absorb probable losses incurred in the portfolio at the date of the financial statements.

Management's determination of the adequacy of the allowance for loan loss is based on ongoing quarterly assessments of the collectibility and historical loss experience of the loan portfolio. We also evaluate other factors and trends in the economy related to specific loan groups in the portfolio, trends in delinquencies and results of periodic loan reviews.

The methodology for determining the allowance for loan losses is based on historical loss rates, current credit grades, specific allocation for impaired loans and an unallocated amount. The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by management to be uncollectible. We periodically revise historical loss factors for different segments of the portfolio to be more reflective of current market conditions.

Large commercial loans that exhibit probable or observed credit weaknesses are subject to individual review for impairments. When individual loans are impaired, the impairment allowance is measured in accordance with FASB No. 114, "Accounting by Creditors for Impairment of a Loan." The predominant measurement method for the Bank is the evaluation of the fair value of the underlying collateral. Our policy for the recognition of interest income on impaired loans is the same as our interest recognition policy for all non-accrual loans. Accrued interest is reversed to income to the extent it relates to the current year and charged off otherwise.

The evaluations described above are inherently subjective, as they require the use of material estimates. Unanticipated future adverse changes in borrower or economic conditions could result in material adjustments to our allowance for loan losses that could adversely impact our earnings in future periods.

INVESTMENT SECURITIES-VALUATION - Securities not classified as either held to maturity securities or trading securities, and equity securities not classified as trading securities, are classified as "available for sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of consolidated stockholders' equity. The fair values of these securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Available for sale and held to maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review is inherently subjective as it requires material estimates and judgments, including an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and our intent and ability to hold the security to maturity. Declines in the fair value of the individual securities below their costs that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in consolidated earnings as realized losses.

MORTGAGE LOANS HELD FOR SALE - We originate certain residential mortgage loans with the intent to sell. Mortgage loans held for sale are reported at the lower of cost or market value on an aggregate loan portfolio basis. Gains or losses realized on sales of mortgage loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing assets or liabilities related to the loans sold. Gains and losses on sales of mortgage loans are included in other noninterest income.

DERIVATIVES AND HEDGING ACTIVITIES - We enter into derivative contracts to hedge certain assets, liabilities, and probable forecasted transactions. On the date we enter into a derivative contract, the derivative instrument is designated as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a "fair value" hedge); (2) a hedge of the variability in expected future cash flows associated with an existing recognized asset or liability or a forecasted transaction (a "cash flow" hedge); or (3) held for other risk management purposes ("risk management derivatives").

Our primary derivative transactions involve risk management derivatives. See "Liquidity, Interest Rate Sensitivity and Market Risks" below.

GOODWILL - We use a non-amortization approach to account for purchased goodwill and perform annual impairment tests, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Management has typically evaluated goodwill for impairment during May of each year. A determination was made in May of 2008 and September 30, 2008 that our goodwill was not impaired. These evaluations primarily relied on fair value calculations based on estimated cash flows and investor views on terminal values. As noted above, during the fourth quarter of 2008, we made an initial assessment of the goodwill by updating our prior assumptions and evaluations and concluded that the goodwill was not impaired. However, as the completion of the financial statements proceeded and the pressures on the financial services sector became more apparent, primarily evidenced by the level of our stock price, we determined it was likely that the goodwill was impaired. We then conducted fair value evaluations of the Bank's assets and liabilities and determined based on the factors cited above and the write-down of the fair value of our loans, see Note 20, "Fair Value of Financial Instruments" in the "Notes to Consolidated Financial Statements," that the value of the goodwill was impaired in the total amount. Therefore, the goodwill was written off.

RESULTS OF OPERATIONS

The following discussion relates to operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 and the year ended December 31, 2007 compared to the year ended December 31, 2006.

2008 COMPARED TO 2007

The following table reflects the comparison of 2008 to 2007.

(Table dollars in thousands except per share amounts)	**2008**	2007	$ Change	% Change
Net loss	**$ (36,251)**	$ (15,303)	$ (20,948)	136.9%
Net loss per share	**(2.35)**	(0.97)	(1.38)	142.3%
Interest income	**66,923**	89,315	(22,392)	-25.1%
Interest expense	**29,753**	36,848	(7,095)	-19.3%
Net interest income	**37,170**	52,467	(15,297)	-29.2%
Interest and fees from loans	**57,953**	77,066	(19,113)	-24.8%
Average gross loans				
Bank	**939,777**	916,294	23,483	2.6%
Granite Mortgage	**31,867**	33,385	(1,518)	-4.5%
Consolidated	**971,560**	949,574	21,986	2.3%
Provision for loan losses	**30,228**	55,131	(24,903)	-45.2%
Charge-offs, net of recoveries	**23,095**	53,245	(30,150)	-56.6%
Nonperforming loans	**50,705**	36,612	14,093	38.5%
Interest on securities and overnight investments	**5,353**	8,266	(2,913)	-35.2%
Average securities and overnight investments	**118,672**	167,457	(48,785)	-29.1%
Average interest-bearing deposits	**850,900**	823,348	27,552	3.3%
Average NOW deposits	**134,919**	122,345	12,574	10.3%
Average money market deposits	**233,782**	244,361	(10,579)	-4.3%
Average savings deposits	**21,567**	22,677	(1,110)	-4.9%
Average time deposits	**460,632**	433,965	26,667	6.1%
Average deposits	**982,463**	969,911	12,552	1.3%
Average overnight and short-term borrowings				
Bank	**17,296**	14,610	2,686	18.4%
Granite Mortgage	**24,910**	26,809	(1,899)	-7.1%
Holding Company	**24,696**	27,922	(3,226)	-11.6%
Consolidated	**66,902**	69,341	(2,439)	-3.5%
Total other income	**10,378**	13,179	(2,801)	-21.3%
Mortgage banking income	**3,573**	3,916	(343)	-8.8%
Total other expenses	**48,974**	37,001	11,973	32.4%
Personnel expenses	**21,497**	22,296	(799)	-3.6%
Noninterest expenses other than for personnel	**27,477**	14,705	12,772	86.9%
Goodwill impairment	**10,763**	-	10,763	n/a
Income tax expense (benefit)	**4,597**	(11,183)	15,780	-141.1%
Net interest margin	**3.48%**	4.77%		
Average prime rate	**5.09%**	8.05%		
Yield on loans	**6.41%**	8.63%		
Yield on securities and overnight investments	**4.51%**	4.94%		
Cost of interest-bearing deposits	**3.13%**	3.99%		

The increase in our 2008 net loss, as compared to 2007, was primarily attributable to the decline in net interest income, the inability to recognize tax benefits for operating losses which necessitated the recording of a valuation allowance for deferred tax benefits, and the impairment of goodwill, partially offset by lower provisions for loan losses, as discussed above.

Our decrease in net interest income resulted from multiple interest rate reductions by the Federal Reserve during the year, the continued aggressive competition for deposits in our market, and increasing levels of nonperforming assets throughout 2008. For a discussion of our asset sensitivity and the related effects on our net interest income and net interest margin, please see "Net Interest Income" and "Liquidity, Interest Rate Sensitivity and Market Risks" below.

The decrease in interest income for 2008 was primarily because of lower yields on loans, and lower levels of investments. Loan yields for 2008 were lower than 2007 due to narrower spreads to the prime rate on loan volumes and the cessation of interest accruals on increased amounts of nonperforming loans. Mortgage rates at the end of 2008 were lower than they were at the end of 2007. The lower average levels of securities and overnight investments primarily resulted from a 2.3% growth rate in average loans, which outpaced a 1.3% growth rate in average deposits.

Our decrease in interest expense was primarily from lower rates on interest-bearing deposits and borrowings, partially offset by slightly higher volumes of interest-bearing liabilities. The decline in rates on interest-bearing deposits was primarily due to decreased rates on time deposits and money market deposits.

Mortgage banking income decreased slightly due to lower originations. The decrease in Granite Mortgage's average loans resulted from mortgage originations of $255 million in 2008 compared to $267 million in 2007. In general, the levels of mortgage origination and refinancing activities are very sensitive to changes in interest rates. Rising mortgage interest rates generally have the effect of reducing both mortgage originations and refinancings, falling mortgage interest rates generally have the effect of increasing mortgage originations and refinancings, and sustained low mortgage interest rates eventually have the effect of reducing refinancings as the demand for such refinancings becomes satisfied. Mortgage fees and origination volumes may not move together or even in the same direction because mortgage fees can vary as a function of origination volumes and/or as a function of differences in the demand for and the supply of mortgage loans in specific markets.

Based upon our evaluation of goodwill during the fourth quarter of 2008, we concluded it was likely our goodwill was impaired, and the total amount of goodwill, $10.8 million, was written off in 2008.

Salaries increased $0.9 million, or 5.5% during the year, while employee benefits decreased $1.7 million, or 31.2%, primarily related to suspension of the Bank's profit sharing contributions, a savings of $0.9 million, and decreases in group healthcare costs of $0.6 million. The Bank's other noninterest expenses increased $1.1 million during 2008 as a result of increased FDIC deposit insurance premiums. Also, see proposed FDIC assessment under "Outlook for 2009" above.

2007 COMPARED TO 2006

The following table reflects the comparison of 2007 to 2006.

(Table dollars in thousands except per share amounts)	2007	2006	$ Change	% Change
Net income (loss)	$ (15,303)	$ 18,032	$ (33,335)	-184.9%
Net income (loss) per share	(0.97)	1.12	(2.09)	-186.6%
Interest income	89,315	86,373	2,942	3.4%
Interest expense	36,848	31,777	5,071	16.0%
Net interest income	52,467	54,596	(2,129)	-3.9%
Interest and fees from loans	77,066	73,682	3,384	4.6%
Average gross loans				
Bank	916,294	860,221	56,073	6.5%
Granite Mortgage	33,385	26,116	7,269	27.8%
Consolidated	949,574	886,257	63,317	7.1%
Provision for loan losses	55,131	6,414	48,717	759.5%
Charge-offs, net of recoveries	53,245	4,551	48,694	n/m
Nonperforming loans	36,612	14,363	22,249	154.9%
Interest on securities and overnight investments	8,266	9,290	(1,024)	-11.0%
Average securities and overnight investments	167,457	187,686	(20,229)	-10.8%
Average interest-bearing deposits	823,348	778,372	44,976	5.8%
Average NOW deposits	122,345	125,594	(3,249)	-2.6%
Average money market deposits	244,361	192,751	51,610	26.8%
Average savings deposits	22,677	23,505	(828)	-3.5%
Average time deposits	433,965	436,522	(2,557)	-0.6%
Average deposits	969,911	923,903	46,008	5.0%
Average overnight and short-term borrowings				
Bank	14,610	12,804	1,806	14.1%
Granite Mortgage	26,809	20,585	6,224	30.2%
Holding Company	27,922	28,286	(364)	-1.3%
Consolidated	69,341	61,675	7,666	12.4%
Total other income	13,179	12,678	501	4.0%
Mortgage banking income	3,916	3,975	(59)	-1.5%
Total other expenses	37,001	32,948	4,053	12.3%
Personnel expenses	22,296	20,646	1,650	8.0%
Noninterest expenses other than for personnel	14,705	12,302	2,403	19.5%
Income tax expense (benefit)	(11,183)	9,880	(21,063)	-213.2%
Net interest margin	4.77%	5.18%		
Average Prime Rate	8.05%	7.96%		
Yield on loans	8.63%	8.81%		
Yield on securities and overnight investments	4.94%	4.95%		
Cost of interest-bearing deposits	3.99%	3.62%		

The net loss in 2007 was primarily attributable to higher provisions for loan losses. Lower net interest income and increases in other expenses also contributed to the 2007 net loss, as compared to net earnings in 2006. The net loss was partially offset by an increase in income tax benefits resulting from our operating loss.

Our decrease in net interest income resulted from an increase in interest expense on deposits due to higher rates, partially offset by the increase in interest income, primarily from higher volumes of loans. For a discussion of our asset sensitivity and the related effects on our net interest income and net interest margin, please see "Net Interest Income" and "Liquidity, Interest Rate Sensitivity and Market Risks" below.

The increase in interest income for 2007 was primarily because of higher volume of commercial loans, partially offset by lower levels of investments and lower rates on loans. Interest and fees on loans increased due to higher average volumes of loans during the year, partially offset by lower rates on loans. Loan yields for 2007 were lower than 2006 due to narrower spreads to the prime rate on new loan volumes and interest charged off on nonperforming loans. The increase in Granite Mortgage's average loans resulted from mortgage originations of $267 million in 2007 compared to $249 million in 2006. In general, the levels of mortgage origination and refinancing activities are very sensitive to changes in interest rates. Rising mortgage interest rates generally have the effect of reducing both mortgage originations and refinancings, falling mortgage interest rates generally have the effect of increasing mortgage originations and refinancings, and sustained low mortgage interest rates eventually have the effect of reducing refinancings as the demand for such refinancings becomes satisfied. Mortgage rates ended 2007 slightly lower than they were at the end of 2006. The lower average levels of securities and overnight investments primarily resulted from a 7.1% growth rate in average loans, which outpaced a 5.0% growth rate in average deposits.

Our increase in interest expense was primarily from higher rates on interest-bearing deposits and borrowings, and to a lesser extent, higher volumes of interest-bearing liabilities. The increase in rates on interest-bearing deposits was primarily due to the increase in volumes of money market deposits and increased rates on time deposits. The growth in average money market deposits resulted from the Bank's competitive pricing strategies to fund anticipated loan growth.

Mortgage banking income decreased slightly. Mortgage fees and origination volumes may not move together or even in the same direction because mortgage fees can vary as a function of origination volumes and/or as a function of differences in the demand for and the supply of mortgage loans in specific markets.

Salaries increased $0.6 million during the year, primarily due to hiring additional personnel, and employee benefits increased $1.1 million, primarily related to the Bank's increased healthcare costs for all employees and retirement benefits for officers. Costs for outside services increased $1.2 million during 2007, primarily for the Bank's legal, accounting and consulting expenses.

NET INTEREST INCOME

Net interest income (the difference between interest earned on interest-earning assets, primarily loans in the Bank, and interest paid on interest-bearing liabilities, primarily deposits in the Bank) normally represents the most significant portion of our earnings. It is our ongoing goal to maximize net interest income in both rising and falling interest rate environments. Net interest income was approximately $37.2 million, $52.5 million, and $54.6 million for 2008, 2007 and 2006, respectively, representing a decrease of 29.2% for 2008 over 2007, and a decrease of 3.9% for 2007 over 2006. The decrease in net interest income for 2008 compared to 2007 was related to changes in the Federal Reserve monetary policy, rising nonperforming loans, and deposit competition. Interest rate spreads have been at least 3.00% over the last three years, and we continue efforts to maximize spreads by managing both loan and deposit rates in order to support overall earnings growth. The following table presents our daily average balances, interest income and expense and average rates earned and paid on interest-earning assets and interest-bearing liabilities for the last three years.

AVERAGE BALANCES AND INTEREST INCOME ANALYSIS
for the years ended December 31,

(Table dollars in thousands)	2008 Average Balance	2008 Average Yield/ Cost	2008 Interest Income/ Expense	2007 Average Balance	2007 Average Yield/ Cost	2007 Interest Income/ Expense	2006 Average Balance	2006 Average Yield/ Cost	2006 Interest Income/ Expense
Assets									
Loans (1)	$ 971,560	6.41%	$ 62,289	$ 949,574	8.63%	$ 81,906	$ 886,256	8.81%	$ 78,079
Taxable securities	83,166	3.89%	3,236	128,848	4.44%	5,726	131,613	4.39%	5,772
Nontaxable securities (2)	30,839	6.66%	2,054	36,861	6.64%	2,449	42,789	6.65%	2,847
Federal funds sold	4,667	1.35%	63	1,748	5.21%	91	13,285	5.04%	670
Total interest-earning assets	1,090,232	6.20%	67,642	1,117,031	8.07%	90,172	1,073,943	8.14%	87,368
Cash and due from banks	23,919			25,779			28,271		
All other assets	75,549			63,101			53,260		
Total assets	$ 1,189,700			$1,205,911			$ 1,155,474		
Liabilities and stockholders' equity									
NOW deposits	$ 134,919	1.14%	1,533	$ 122,345	1.28%	1,572	$ 125,594	1.16%	1,452
Money market deposits	233,782	2.89%	6,755	244,361	4.25%	10,381	192,751	4.02%	7,744
Savings deposits	21,567	0.24%	52	22,677	0.39%	89	23,505	0.36%	85
Time deposits of $100 or more	214,208	4.07%	8,724	204,249	4.91%	10,036	206,782	4.51%	9,324
Other time deposits	246,424	3.89%	9,580	229,716	4.67%	10,734	229,740	4.16%	9,559
Interest-bearing deposits	850,900	3.13%	26,644	823,348	3.99%	32,812	778,372	3.62%	28,164
Overnight borrowings	28,305	2.48%	703	36,357	3.87%	1,407	29,806	3.21%	956
Other borrowings	52,857	4.55%	2,406	48,503	5.42%	2,629	48,168	5.52%	2,658
Total interest-bearing liabilities	932,062	3.19%	29,753	908,208	4.06%	36,848	856,346	3.71%	31,778
Noninterest-bearing deposits	131,563			146,563			145,530		
Other liabilities	12,820			11,376			10,103		
Stockholders' equity	113,255			139,764			143,495		
Total liabilities and stockholders' equity	$ 1,189,700			$ 1,205,911			$ 1,155,474		
Net yield on earning assets and net interest income (2)(3)		3.48%	$ 37,889		4.77%	$ 53,324		5.18%	$ 55,590
Interest rate spread (4)		3.01%			4.01%			4.43%	

(1) Non-accrual loans have been included.

(2) Yields and interest income on tax-exempt investments have been adjusted to tax equivalent basis using a 35% tax rate for 2008, 2007 and 2006. The taxable equivalent adjustments were approximately $719 thousand, $857 thousand and $997 thousand for 2008, 2007 and 2006, respectively.

(3) Net yield on earning assets is computed by dividing net interest earned by average earning assets.

(4) The interest rate spread is the interest earning assets rate less the interest bearing liabilities rate

Changes in interest income and interest expense can result from changes in both volume and rates. The following table sets forth the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest earning assets and interest bearing liabilities and from changes in yields and rates.

INTEREST RATE AND VOLUME VARIANCE ANALYSIS
for the years ended December 31,

(Table in thousands)	2008 compared to 2007 Change Attributable to Volume(1)	2008 compared to 2007 Change Attributable to Rate(1)	2008 compared to 2007 Total	2007 compared to 2006 Change Attributable to Volume(1)	2007 compared to 2006 Change Attributable to Rate(1)	2007 compared to 2006 Total
Loans	$ 1,653	$ (21,270)	$ (19,617)	$ 5,520	$ (1,693)	$ 3,827
Taxable securities	(1,904)	(586)	(2,490)	(122)	76	(46)
Nontaxable securities	(401)	6	(395)	(394)	(4)	(398)
Federal funds sold	96	(124)	(28)	(591)	12	(579)
Interest-earning assets	$ (556)	$ (21,974)	$ (22,530)	$ 4,413	$ (1,609)	$ 2,804
NOW deposits	$ 152	$ (191)	$ (39)	$ (40)	$ 160	$ 120
Money market deposits	(378)	(3,248)	(3,626)	2,133	504	2,637
Savings deposits	(4)	(33)	(37)	(3)	7	4
Time deposits of $100 or more	447	(1,759)	(1,312)	(119)	831	712
Other time deposits	715	(1,869)	(1,154)	(1)	1,176	1,175
Interest-bearing deposits	932	(7,100)	(6,168)	1,970	2,678	4,648
Overnight borrowings	(256)	(448)	(704)	232	219	451
Other borrowings	217	(440)	(223)	18	(47)	(29)
Interest-bearing liabilities	$ 893	$ (7,988)	$ (7,095)	$ 2,220	$ 2,850	$ 5,070

(1) The rate/volume variance for each category has been allocated equally on a consistent basis between rate and volume variances

LIQUIDITY, INTEREST RATE SENSITIVITY AND MARKET RISKS (INCLUDING QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS)

The objectives of our liquidity management policy include providing adequate funds to meet the cash needs of both depositors and borrowers, as well as providing funds to meet the basic needs of our ongoing operations and regulatory requirements. Depositor cash needs, particularly those of commercial depositors, can fluctuate significantly depending on both business and economic cycles, and both retail and commercial deposits can fluctuate significantly based on the yields and returns available from alternative investment opportunities. Borrower cash needs are also often dependent upon business and economic cycles. In addition, our liquidity is affected by off-balance sheet commitments to lend in the forms of unfunded commitments to extend credit and standby letters of credit. As of December 31, 2008 and 2007, such unfunded commitments to extend credit were approximately $163.0 million and $202.5 million, respectively, while commitments in the form of standby letters of credit totaled approximately $5.0 million and $7.8 million, respectively.

Granite Mortgage manages its mortgage pipeline/internal rate risk by entering into hedge contracts to "forward sell" mortgage-backed securities at the same time as the rate commitment. When the mortgage loans are ultimately sold, Granite Mortgage then buys the mortgage-backed security, thereby completing the hedge contract.

As of December 31, 2008, Granite Mortgage held approximately $14.7 million in open mortgage-backed security commitments with an estimated market value of approximately $(174) thousand. For 2008, there were realized losses on hedged mortgage loan commitments of approximately $942 thousand and realized gains of approximately $10 thousand on commitments to sell mortgage-backed securities. In addition to the improved spreads resulting from more advantageous pricing from bundling mortgage loans for sale, Granite Mortgage also believes that this management method increases production efficiencies.

Except as discussed above regarding Granite Mortgage's hedging strategy, neither the Company nor our subsidiaries have historically incurred off-balance sheet obligations through the use of or investment in other off-balance sheet derivative financial instruments or structured finance or special purpose entities. The Bank and Granite Mortgage both have contractual off-balance sheet obligations in the form of noncancelable operating leases with unrelated vendors. As of December 31, 2008, payments due under such operating lease arrangements were approximately $396 thousand in 2009, $324 thousand in 2010, $312 thousand in 2011, and $60 thousand in 2012. Additional details are included under "Off-Balance Sheet Arrangements" below.

The Bank's investments in or borrowings of overnight funds fluctuate significantly from day-to-day. As of December 31, 2008, the Bank was investing in overnight funds totaling $16.0 million as compared to borrowing overnight funds totaling $42.1 million as of December 31, 2007. In addition, the Bank's investment portfolio totaled $82.6 million at December 31, 2008 compared to $143.3 million at December 31, 2007 as the Bank used maturities and calls of its investment portfolio to reduce its overnight borrowings. The Bank's deposits totaled $991.8 million at December 31, 2008, an increase of $19.8 million as compared to December 31, 2007. The mix of deposits changed significantly during 2008 as the Bank's demand deposits decreased by $43.9 million and other time deposits increased by $64.0 million.

We believe the Bank's liquidity is adequate to meet the cash needs of both depositors and borrowers, as well as meeting operating needs and regulatory requirements. Liquidity requirements of the Bank are primarily met through two categories of funding. The first is core deposits, which includes demand deposits, savings accounts and certificates of deposit. The Bank considers these to be a stable portion of the Bank's liability mix and the result of ongoing consumer and commercial banking relationships. As of December 31, 2008, the Bank's core deposits, defined as total deposits excluding time deposits of $100 thousand or more, totaled $783.8 million, or 79.0%, of the Bank's total deposits.

The other principal methods of funding used by the Bank are through large denomination certificates of deposit, federal funds purchased, repurchase agreements and other short and intermediate term borrowings. The Bank has historically emphasized growth in core deposits rather than growth through purchased or brokered time deposits, as the cost of purchased or brokered time deposits is generally greater. However, the Bank participates in the Certificate of Deposit Account Registry Service ("CDARS") through which the Bank's customers may obtain fully-insured time deposits distributed among other participating banks while the Bank receives reciprocal deposits from other participating banks. The Bank's deposits in the CDARS program totaled $52.8 million at December 31, 2008, an increase of $51.9 million compared to December 31, 2007. Because CDARS program deposits are classified by current regulations as brokered deposits, the Bank's ability to continue its participation in the CDARS program is based on the Bank's regulatory capital levels as discussed under "Capital Resources" below. During periods of weak demand for its deposit products, the Bank maintains credit facilities under which it may borrow on a short-term basis. As of December 31,2008, the Bank had an unsecured line of overnight borrowing capacity with its correspondent bank, which totaled $15.0 million. In addition, the Bank uses its capacity to pledge assets to serve as collateral to borrow on a secured basis. As of December 31, 2008, the Bank had investment securities pledged to secure an overnight funding line in the approximate amount of $8.7 million with the Federal Reserve Bank. As of December 31, 2008, the Bank had no securities pledged to the Federal Home Loan Bank. The Bank also has pledged its loans secured by first liens on residential and commercial real estate as collateral for additional borrowings from the Federal Home Loan Bank during periods when loan demand exceeds deposit growth or when the interest rates on such borrowings compare favorably to interest rates on deposit products. As of December 31, 2008, the Bank had the capacity to borrow approximately $67.6 million, of which $27.0 million was outstanding, from the Federal Home Loan Bank against its pledged residential and commercial real estate loans. Overnight borrowings were approximately $12.7 million as of December 31, 2008, a decrease of $52.0 million from the $64.7 million in overnight borrowings at December 31, 2007.

Granite Mortgage temporarily funds its mortgages, from the time of origination until the time of sale, through the use of a one-year warehouse line of credit from one of the Company's correspondent financial institutions. For the years ended December 31, 2008 and 2007, this line of credit was $30.0 million and $40.0 million, respectively, of which approximately $19.2 million and $25.3 million, respectively, were outstanding at year end. The line is secured by the mortgage loans originated, and the holding company serves as guarantor on this borrowing. The Company is required to meet certain financial covenants regarding its total stockholders' equity, its ratio of nonperforming assets to equity and loan loss reserves, and its regulatory capital ratios. As of December 31, 2008, the Company was not in compliance with all of the financial covenants under this line of credit, but has received waivers from the lender for such noncompliance. As a condition to the waiver received for the third quarter of 2008, the amount of the line was decreased from $40.0 million to $30.0 million, as reported in our Form 10-Q for the period ended September 30, 2008.

The Company has an unsecured line of credit from one of the Bank's correspondent banks for general corporate purposes, which matures June 30, 2009. The line is in the amount of $10.0 million and bears an interest rate of one-month LIBOR plus 120 basis points, with interest payable quarterly. The Company is required to meet certain financial covenants regarding its total stockholders' equity, its ratio of loan loss reserves to total loans, and its regulatory capital ratios. As of December 31, 2008, the Company owed $2.5 million under this line of credit and was not in compliance with all of the financial covenants under this line of credit, but has received waivers from the lender for such noncompliance. As a condition to the waiver received for the fourth quarter of 2008, the amount of the line was decreased from $10.0 million to $2.5 million, the amount of the outstanding balance as of December 31, 2008.

The majority of our deposits are rate-sensitive instruments with rates that tend to fluctuate with market rates. These deposits, coupled with our short-term certificates of deposit, have increased the opportunities for deposit repricing. We place great significance on monitoring and managing our asset/liability position. Our policy of managing our interest margin (or net yield on interest-earning assets) is to optimize net interest income while maintaining a stable deposit base. Because we have historically relied on deposits from our local market areas as our primary source of funding, we have not historically sought out-of-market or brokered time deposits as a funding source, resulting in a deposit base that has not generally been subject to the volatility experienced in national financial markets in recent years. However, we realize the importance of minimizing such funding volatility while at the same time maintaining and improving earnings. A common method used to manage interest rate sensitivity is to measure, over various time periods, the difference or gap between the volume of interest-earning assets and interest-bearing liabilities repricing over a specific time period. However, this method addresses only the magnitude of funding mismatches and does not address the magnitude or relative timing of rate changes. Therefore, management prepares earnings projections based on a range of interest rate scenarios, including rising, flat and declining rates, in order to more accurately measure interest rate risk. During 2008, our net interest income declined $15.3 million to $37.2 million due to several factors. Loan interest decreased due to Federal Reserve monetary policy and higher levels of nonaccruing loans. Because of contracted liquidity in the general economy, demand for deposits was highly competitive, and we were unable to lower our rates for deposit funding.

Interest-bearing liabilities and the loan portfolio are generally repriced to current market rates. Our balance sheet is currently liability-sensitive, meaning that in a given period there will be more liabilities than assets subject to immediate repricing as the market rates change. Generally in a falling rate environment net interest income increases, but as rates approach 0%, the liability-sensitivity is mitigated.

INTEREST RATE SENSITIVITY (GAP ANALYSIS)
As of December 31, 2008

(Table dollars in thousands)	Interest Sensitive Within 1 to 90 Days	91 to 180 Days	181 to 365 Days	Total Within 1 Year	Non-sensitive or Sensitive Beyond 1 Year	Total
Interest-earning Assets						
Interest-bearing due from banks	$ 6,819			$ 6,819		$ 6,819
Federal funds sold	16,000			16,000		16,000
Securities (at amortized cost) (1):						
U.S. Government agencies		$ 14,899	$ 6,000	20,899	$ 24,611	45,510
States and political subdivisions	2,530	3,923		6,454	22,655	29,109
Other (including equity securities)				-	6,848	6,848
Loans (gross):						
Real estate - Construction	92,986	7,010	826	100,822	45,345	146,167
Real estate - Mortgage	355,484	4,056	10,185	369,725	223,508	593,233
Commercial, financial and agricultural	150,964	1,861	1,844	154,669	44,701	199,370
Consumer	2,656	353	818	3,827	6,886	10,713
All other	-	-	-	-	258	258
Mortgages held for sale	16,770	-	-	16,770	-	16,770
Total interest-earning assets	$ 644,209	$ 32,102	$ 19,673	$ 695,984	$ 374,812	$ 1,070,796
Interest-bearing Liabilities						
Interest-bearing deposits:						
Savings and NOW accounts	$ 173,118			$ 173,118		$ 173,118
Money market accounts	204,108			204,108		204,108
Time deposits of $100 or more	47,250	$ 26,730	$ 105,005	178,985	$ 29,017	208,002
Other time deposits	58,589	40,321	154,490	253,400	36,026	289,426
Overnight and short-term borrowings	41,947	2,000	5,000	48,947		48,947
Long-term borrowings	-	-	-	-	14,075	14,075
Total interest-bearing liabilities	$ 525,012	$ 69,051	$ 264,495	$ 858,558	$ 79,118	$ 937,676
Interest sensitivity gap	$ 119,197	$ (36,949)	$ (244,822)	$ (162,574)		
Cumulative interest sensitivity gap	119,197	82,248	(162,574)	(162,574)		
Interest earning-assets as a percentage of interest-bearing liabilities	123%	46%	7%	81%		

(1) Interest sensitivity periods for debt securities are based on contractual maturities.

We use several modeling techniques to measure interest rate risk, including the gap analysis previously discussed, the simulation of net interest income under gradual interest rate changes and the theoretical impact of immediate and sustained rate changes referred to as "rate shocks."

The following table summarizes the estimated theoretical impact on our tax equivalent net interest income from a gradual interest rate increase and decrease of 3%, prorated over a twelve-month period, and from hypothetical immediate and sustained interest rate increases and decreases of 1%, 2%, 3% and 4%, as compared to the estimated theoretical impact of rates remaining unchanged. The theoretical effects of these hypothetical interest rate changes are based upon numerous assumptions including relative and estimated levels of key interest rates. Although such simulation modeling is useful in estimating interest rate risk inherent in our asset and liability positions, its use is limited because it does not take into account the asset and liability mix decisions and pricing strategies management would undertake in response to the depicted rate changes.

(Table dollars in thousands)	Estimated Resulting Theoretical Tax Equivalent Net Interest Income For the Twelve-month Periods Following			
	December 31, 2008		December 31, 2007	
	Amount	% Change	Amount	% Change
3% interest rate changes prorated over a twelve-month period				
+3%	**$ 32,072**	**0.9%**	$ 50,368	-2.0%
0%	**31,794**	**0.0%**	51,411	0.0%
- 3%	**34,487**	**8.5% ***	49,824	-3.1% *
Hypothetical immediate and sustained rate changes of 1%, 2%, 3% and 4%				
+4%	**$ 31,952**	**3.4%**	$ 47,885	-4.5%
+3%	**31,694**	**2.6%**	48,475	-3.3%
+2%	**31,354**	**1.5%**	49,041	-2.2%
+1%	**31,040**	**0.5%**	49,602	-1.1%
0%	**30,896**	**0.0%**	50,141	0.0%
- 1%	**29,920**	**-3.2% ***	50,510	0.7%
- 2%	**n/m**	**n/m**	49,753	-0.8%
- 3%	**n/m**	**n/m**	48,949	-2.4% *
- 4%	**n/m**	**n/m**	46,252	-7.8% *

* The Federal Reserve's overnight federal funds rate target was 0% to 0.25% at December 31, 2008 and 4.25% at December 31, 2007. As the overnight federal funds target rate approaches 0%, there is significantly greater compression in the spreads between yields earned on assets and rates paid on interest-bearing liabilities, which effectively reduces net interest income.

The following table presents the maturity distribution of our loans by type, including fixed rate loans.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES
As of December 31, 2008

(Table in thousands)	Within One Year	One to Five Years	Five Years or More	Total
Real estate - Construction	$ 89,851	$ 44,635	$ 11,681	$ 146,167
Real estate - Mortgage	131,799	299,562	161,872	593,233
Commercial, financial and agricultural	96,200	75,004	28,166	199,370
Consumer	2,977	7,586	150	10,713
All other	258			258
Total	$ 321,085	$ 426,787	$ 201,869	$ 949,741
Predetermined rate, maturity greater than one year	$ -	$ 200,845	$ 75,806	$ 276,651
Variable rate or maturing within one year	321,085	225,942	126,063	673,090
Total	$ 321,085	$ 426,787	$ 201,869	$ 949,741

Our average rate paid on interest-bearing deposits declined to 3.13% in 2008 compared to 3.99% in 2007. Our growth in average deposits was primarily in time deposits. Increased customer awareness of interest rates increases the importance of our rate management. We continuously monitor market pricing, competitor rates, and internal interest rate spreads in an effort to maintain our growth and profitability. Deposits continue to be our principal source of funds for continued growth, so we attempt to structure our rates to promote deposit and asset growth while increasing our overall profitability. The daily average amounts of deposits of the Bank are summarized below.

AVERAGE DEPOSITS
for the years ended December 31,

(Table in thousands)	**2008**	2007	2006
Non-interest-bearing demand deposits	**$ 131,563**	$ 146,563	$ 145,530
Interest-bearing demand deposits	**368,701**	366,706	318,345
Savings deposits	**21,567**	22,677	23,505
Time deposits	**460,632**	433,965	436,522
Total	**$ 982,463**	$ 969,911	$ 923,902

The preceding table includes certificates of deposits $100 thousand and over, which at December 31, 2008 totaled $208.0 million. The following table presents the maturities of these time deposits of $100 thousand or more.

MATURITIES OF TIME DEPOSITS OF $100 THOUSAND OR MORE
As of December 31, 2008

(In thousands)	Within Three Months	Three to Six Months	Six to Twelve Months	Within One Year	One to Five Years	Total
Time deposits of $100 thousand or more	$ 47,250	$ 26,730	$ 105,005	$ 178,985	$ 29,017	$ 208,002

CAPITAL RESOURCES

Funding for our future growth and expansion is dependent upon earnings of our subsidiaries. As of December 31, 2008, our ratio of total capital to risk-adjusted assets was 8.73%, below the 10% level to be "well" capitalized. The Company's capital ratios declined as a result of operating losses in 2008 and 2007. One impact of not meeting the regulatory requirements for being classified as "well" capitalized is that the Company's and the Bank's abilities to acquire needed funding through sources such as brokered deposits, Federal Home Loan Bank advances and unsecured federal funds credit lines, and other borrowings, could be limited or on less favorable terms. Furthermore, bank holding companies and banks with capital ratios below "well" capitalized levels may be subject to greater regulatory monitoring and scrutiny. As discussed above, the provisions of the Bank's Memorandum of Understanding with the FDIC require us to be "well" capitalized within 120 days of the date of determination of falling below the "well" capitalized status. We are taking a number of actions to improve our capital ratios. In the third quarter of 2008, we suspended our cash dividend in an effort to preserve capital and to comply with the FDIC's MOU. The payment of dividends cannot be reinstated without regulatory approval. We continue to evaluate and seek opportunities to issue new capital in the form of subordinated debt, common equity, or preferred equity securities, however current markets have limited demand for such offerings. We are also implementing measures to reduce the size of our balance sheet, but there is also limited demand in the markets when loan sales and trading markets are illiquid.

LOANS

Historically, we have not made loans outside our market areas. We make consumer and commercial loans through the Bank and mortgage loans through Granite Mortgage. The Bank's primary market is the western part of North Carolina. Granite Mortgage's market area is the central and southern Piedmont and Catawba Valley regions of North Carolina. Total loans at December 31, 2008, were $948.1 million, which compares with $946.3 million at December 31, 2007, an increase of $7.0 million or 0.7%. We place emphasis on commercial loans to small and medium sized businesses. We have a diversified loan portfolio with no concentrations to any one borrower. The amounts and types of loans outstanding for the past five years are shown in the following table.

LOANS
As of December 31,

(Table dollars in thousands)

	2008		2007		2006		2005		2004	
	Amount	**% of Total Loans**	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Loans										
Real estate -										
Construction	**$ 146,167**	**15.4%**	$ 182,457	19.2%	$ 161,072	17.6%	$ 125,555	15.1%	$ 105,111	13.5%
Mortgage	**593,233**	**62.5%**	513,140	54.1%	488,347	53.4%	455,322	54.6%	420,860	54.0%
Commercial, financial and agricultural	**199,370**	**21.0%**	238,469	25.2%	248,691	27.2%	231,229	27.7%	223,605	28.7%
Consumer	**10,713**	**1.1%**	13,481	1.4%	15,317	1.7%	20,911	2.5%	29,015	3.7%
All other	**258**	**0.0%**	567	0.1%	742	0.1%	915	0.1%	704	0.1%
Total loans	**949,741**	**100.0%**	948,114	100.0%	914,169	100.0%	833,932	100.0%	779,295	100.0%
Deferred origination fees, net	**(1,592)**		(1,788)		(1,677)		(1,485)		(1,158)	
Total loans, net of deferred fees	**$ 948,149**		$ 946,326		$ 912,492		$ 832,447		$ 778,137	

Real estate loans comprised 77.9% of the portfolio in 2008 compared to 73.3% in 2007. Commercial or business related loans comprised 21.0% of the portfolio in 2008 compared to 25.2% in 2007, and consumer loans comprised 1.1% in 2008 compared to 1.4% in 2007. Commercial or business related loans ($199.4 million), consumer loans ($10.7 million) and real estate mortgage loans ($593.2 million) are loans for which the principal source of repayment is derived from the operations of the business or the individual borrower. The Bank is generally collateralized by all business assets, including the related real estate where applicable. Also see Note 20, "Fair Value of Financial Instruments" in the "Notes to Consolidated Financial Statements."

NONPERFORMING LOANS AND NONPERFORMING ASSETS
As of December 31,

(Table dollars in thousands)	**2008**	2007	2006	2005	2004
Nonperforming assets					
Nonaccrual loans	**$ 50,591**	$ 36,450	$ 9,289	$ 6,424	$ 6,634
Loans past due 90 days or more and still accruing interest	**114**	162	5,074	4,208	4,227
Foreclosed properties	**6,805**	2,491	1,162	926	1,280
Total	**$ 57,510**	$ 39,103	$ 15,525	$ 11,558	$ 12,141
Nonperforming loans to total loans	**5.35%**	3.87%	1.57%	1.28%	1.40%
Allowance for loan losses to nonperforming loans	**48.92%**	48.27%	109.91%	130.96%	125.82%
Nonperforming loans to total assets	**4.42%**	3.00%	1.20%	0.96%	1.05%
Nonperforming assets to total assets	**5.01%**	3.21%	1.29%	1.04%	1.18%

We classify loans as nonaccrual when the loan is 90 days past due, or we believe the loan may be impaired, and the accrual of interest on such loans is discontinued. The recorded accrued interest receivable deemed uncollectible is reversed to the extent it was accrued in the current year or charged-off to the extent it was accrued in previous years. A loan classified as nonaccrual is returned to accrual status when the obligation has been brought current, it has performed in accordance with its contractual terms for a sufficient period of time, and the ultimate collection of principal and interest is no longer considered doubtful. The significant increase in nonperforming assets as of December 31, 2008 is related to the deterioration of our loan portfolio during 2008, of which approximately $10 million is attributable to a group of related watch list loans, and $4.5 million is attributable to one unrelated real estate development loan.

All of our investment in impaired loans, $42.6 million at December 31, 2008, is included in nonaccrual loans in the table above, and the related loan loss allowance for these loans was $5.4 million. At December 31, 2007 our investment in impaired loans was $27.0 million, and the related loan loss allowance was $3.0 million. The average recorded balance of impaired loans was $29.0 million for 2008 and $22.5 million for 2007.

Our investment in impaired loans for the past five years ended December 31, was as follows:

IMPAIRED LOANS
As of December 31,

(Table in thousands)	**2008**	2007	2006	2005	2004
Total investment in impaired loans	**$ 42,615**	$ 27,017	$ 15,516	$ 11,046	$ 12,138
Loan loss allowance related to impaired loans	**$ 5,400**	$ 3,029	$ 3,926	$ 3,249	$ 4,325

The Bank classifies a loan as impaired when, based on current information and events, management believes it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured primarily based on the fair value of the collateral supporting the loan. Most of the loans measured by fair value of the underlying collateral are commercial loans, while others consist of homogeneous small balance loans and are measured collectively. The total balance of impaired loans increased $15.6 million, or 57.7% in 2008 compared to 2007, and the loan loss allowance related to impaired loans increased $2.4 million. The loan loss allowance related to impaired loans was 12.67% as of December 31, 2008 compared to 11.21% as of December 31, 2007.

For the years ended December 31, 2008 and 2007, the estimated gross interest income that would have been recorded had the nonaccruing loans been current in accordance with their original terms was $2.0 million, and $0.4 million, respectively, while the interest recognized on such loans was approximately $1.0 million and $2.2 million, respectively.

PROVISIONS AND ALLOWANCES FOR LOAN LOSSES

The risks inherent in our loan portfolio, including the adequacy of the allowance or reserve for loan losses, are significant estimates that are based on assumptions by our management regarding, among other factors, general and local economic conditions, which are difficult to predict. In estimating these risks and the related loss reserve levels, we also consider the financial conditions of specific borrowers and credit concentrations with specific borrowers, groups of borrowers, and industries.

We use several measures to assess and monitor the credit risks in our loan portfolio, including a loan grading system that begins upon loan origination and continues until the loan is collected or collectibility becomes doubtful. Upon loan origination, the Bank's originating loan officer evaluates the quality of the loan and assigns one of seven risk grades, each grade indicating a different level of loss reserves. The loan officer monitors the loan's performance and credit quality and makes changes to the credit grade as conditions warrant. When originated or renewed, all loans over a certain dollar amount receive in-depth reviews and risk assessments by the Bank's Credit Administration. Before making any changes in these risk grades, management considers assessments as determined by a third party risk assessment group (as described below), regulatory examiners and the Bank's Credit Administration. Any issues regarding the risk assessments are addressed by the Bank's senior credit administrators and factored into management's decision to originate or renew the loan as well as the level of reserves deemed appropriate for the loan. Furthermore, loans and commitments of $500 thousand or more made during the month, as well as commercial loans past due 30 days or more, are reviewed monthly by the Loan Committee of the Bank's Board of Directors.

The Bank engages an independent third party risk assessment group to review the underwriting, documentation, risk grading analyses and other loan administration issues on a quarterly basis. The third party's evaluation and report is shared with management, the Company's Audit Committee and ultimately, our Board of Directors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's loan portfolio. Such agencies may require adjustments to the allowances for loan losses based on their judgments.

Large commercial loans that exhibit probable or observed credit weaknesses are subject to individual review for impairment. When individual loans are impaired, the impairment allowance is measured in accordance with FASB No. 114, "Accounting By Creditors for Impairment of a Loan." The predominant measurement method for the Bank is the evaluation of the fair value of the underlying collateral. Allowance levels are estimated for other commercial loans in the portfolio based on their assigned credit risk grade, type of loan and other matters related to credit risk. The Bank aggregates non-graded retail type loans into pools of similar credits and reviews the historical loss experience associated with these pools as the criteria to allocate the allowance to each category.

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans with outstanding balances of $250 thousand or greater that have been identified as impaired are reviewed periodically in order to determine whether a specific allowance is required. When the measure of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. Loans for which specific reserves are provided are excluded from the general allowance calculations as described below.

The general allowance reflects the best estimate of probable losses that exist within the portfolios of loans that have not been specifically identified. The general allowance for the commercial loan portfolio is established considering several factors including: current loan grades, historical loss rates, estimated future cash flows available to service the loan, and the results of individual loan reviews and analyses. Commercial loans are assigned a loan grade, and the loss percentages assigned for each loan grade are determined based on periodic evaluation of actual loss experience over a period of time. The allowance for loan losses for consumer loans, mortgage loans, and leases is determined based on past due levels and historical projected loss rates relative to each portfolio.

The unallocated allowance is determined through our assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects our acknowledgement of the imprecision and subjectivity that underlie the assessment of credit risk.

The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by us to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

We consider the allowance for loan losses adequate to cover the estimated losses inherent in our loan portfolio as of the date of the financial statements. We believe we have established the allowance in accordance with accounting principles generally accepted in the United States of America and in consideration of the current economic environment. Although we use the best information available to make evaluations, significant future additions to the allowance may be necessary based on changes in economic and other conditions, thus adversely affecting our operating results.

The following table presents an analysis of changes in the allowance for loan losses for years indicated.

CHANGES IN THE ALLOWANCE FOR LOAN LOSSES
for the years ended December 31,

(Table dollars in thousands)	**2008**	2007	2006	2005	2004
Balance at beginning of year	**$ 17,673**	$ 15,787	$ 13,924	$ 13,665	$ 10,799
Loans charged off:					
Real estate	**15,550**	14,850	1,708	919	930
Commercial, financial and agricultural	**10,557**	30,955	2,808	3,484	1,040
Credit cards and related plans	**16**	15	26	45	88
Installment loans to individuals	**396**	177	410	540	683
Demand deposit overdraft program	**195**	233	251	262	297
Asset-based lending	**-**	7,433	-	-	-
Total charge-offs	**26,714**	53,663	5,203	5,250	3,038
Recoveries of loans previously charged off:					
Real estate	**1,340**	233	84	63	24
Commercial, financial and agricultural	**2,041**	19	282	29	70
Credit cards and related plans	**1**	4	10	3	4
Installment loans to individuals	**145**	47	138	42	220
Demand deposit overdraft program	**92**	115	138	178	147
Total recoveries	**3,619**	418	652	315	465
Net charge-offs	**23,095**	53,245	4,551	4,935	2,573
Provision for loan losses	**30,228**	55,131	6,414	5,194	5,439
Balance at end of year	**$ 24,806**	$ 17,673	$ 15,787	$ 13,924	$ 13,665
Ratio of net charge-offs during the year to average loans outstanding during the year	**2.42%**	5.70%	0.52%	0.61%	0.35%
Allowance coverage of net charge-offs	**107.41%**	33.19%	346.95%	282.14%	531.08%
Allowance as a percentage of gross loans	**2.62%**	1.87%	1.73%	1.67%	1.76%

The following table presents the allocation of the allowance for loan losses by category; however, the total allowance is available for charging off losses from any category of the entire portfolio.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
As of December 31,

(Table dollars in thousands)	**2008**		2007		2006		2005		2004	
	Amount	**% of Total Loans**	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Real estate	**$ 20,164**	**77.9%**	$ 12,421	73.3%	$ 5,091	71.0%	$ 4,448	69.7%	$ 5,782	67.5%
Commercial, financial, and agricultural	**3,965**	**21.0%**	3,899	25.2%	9,891	27.2%	8,401	27.7%	6,759	28.7%
Consumer	**211**	**1.1%**	281	1.4%	443	1.7%	577	2.5%	617	3.7%
All other loans	**34**	**0.0%**	310	0.1%	-	0.1%	-	0.1%	-	0.1%
Unallocated	**432**	**n/a**	762	n/a	362	n/a	498	n/a	507	n/a
Total loans	**$ 24,806**	**100.0%**	$ 17,673	100.0%	$ 15,787	100.0%	$ 13,924	100.0%	$ 13,665	100.0%

The allowance for loan losses was 2.62%, 1.87% and 1.73% of loans outstanding at December 31, 2008, 2007 and 2006, respectively, which was consistent with our assessment of the credit quality of the loan portfolio. The allowance for loan losses for real estate loans was 2.73% and 1.79% of loans outstanding at December 31, 2008 and 2007, respectively. Approximately $4.2 million of the loss reserves was allocated to a group of related loans in the Bank's real estate development portfolio and one additional nonperforming real estate development loan, all of which aggregated approximately $16.2 million. The ratios of net charge-offs during the year to average loans outstanding during the period were 2.42%, 5.70% and 0.52% at December 31, 2008, 2007 and 2006, respectively.

Charge-offs totaled $26.7 million in 2008, compared to $53.7 million in 2007, a decrease of $27.0 million. Charge-offs related to commercial loans were $10.6 million in 2008, compared to $31.0 million in 2007. Charge-offs related to real estate loans were $15.6 million in 2008, compared to $14.9 million in 2007. As previously discussed, deterioration in our loan portfolio resulted in significant charge-offs during 2008, as compared to historical levels.

INVESTMENT SECURITIES

We invest in securities as permitted under bank regulations. These securities include all obligations of the U.S. Treasury, agencies of the U.S. government, including mortgage-backed securities and certain derivatives, bank eligible obligations of any state or political subdivision, bank eligible corporate obligations, including commercial paper, negotiable certificates of deposit, bankers acceptances, mutual funds and limited types of equity securities.

Our investment activities are governed internally by a written, board-approved policy. Investment policy is carried out by our Asset/Liability Committee ("ALCO"), which meets regularly to review the economic environment, assess current activities for appropriateness and establish investment strategies.

Investment strategies are established by the ALCO in consideration of the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and our overall interest rate sensitivity. In general, the investment portfolio is managed with a focus on the following goals: (i) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (ii) to provide eligible securities to secure public funds, trust deposits as prescribed by law and other borrowings; and (iii) to earn the maximum return on funds invested that is commensurate with meeting goals (i) and (ii).

At December 31, 2008, the securities classified as available for sale, which are carried at market value, totaled $58.6 million, with an amortized cost of $57.8 million, compared to a December 31, 2007 total market value of $113.0 million with an amortized cost of $113.1 million. Securities available for sale are securities that will be held for an indefinite period of time, including securities that we intend to use as a part of our asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk or the need to increase regulatory capital or other similar factors. Securities available for sale consist of securities of U.S. Government agencies with an average life of 1.7 years, State and political subdivisions with an average life of 8.3 years and other bonds, notes and debentures with an average life of 18.5 years. In 2008, there were no transfers or sales of securities classified as held to maturity. Securities classified as held to maturity totaled $23.6 million, with a market value of $24.3 million at December 31, 2008. We determined that we have both the ability and intent to hold those securities classified as investment securities until maturity. Securities held to maturity consist of municipal bonds with an average life of 2.8 years. During 2008, $74.2 million in securities matured and approximately $0.3 million in proceeds were received from securities sold. The proceeds from maturities were used to reduce overnight borrowings and fund overnight investments and loans.

CONTRACTUAL MATURITIES AND YIELDS OF DEBT SECURITIES
As of December 31, 2008

	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years	
(Table dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale: (1)								
U.S. government agency	$ 20,899	3.96%	$ 24,611	3.63%	$ -	-	$ -	-
State and political subdivisions (2)	-	-	1,847	5.12%	847	5.45%	2,788	5.93%
Other	-	-	-	-	-	-	2,693	7.54%
Total	$ 20,899	3.96%	$ 26,458	3.73%	$ 847	5.45%	$ 5,481	6.72%
Held to maturity:								
State and political subdivisions (2)	$ 6,454	6.54%	$ 12,654	6.70%	$ 2,938	7.31%	$ 1,581	7.44%
Total	$ 6,454	6.54%	$ 12,654	6.70%	$ 2,938	7.31%	$ 1,581	7.44%

(1) Securities available for sale are stated at amortized cost.
(2) Yields on tax-exempt investments have been adjusted to tax equivalent basis using 35% for 2008.

The following table provided information regarding the composition of our investment securities portfolio at the end of each of the past three years.

COMPOSITION OF INVESTMENT SECURITIES PORTFOLIO
As of December 31,

(Table in thousands)	**2008**	2007	2006
Available for sale (at estimated fair value):			
U.S. Treasury	**$ -**	$ 5,055	$ 4,994
U.S. government agency	**46,063**	93,763	111,740
State and political subdivisions	**5,416**	5,520	5,533
Other	**7,097**	8,628	12,046
Total	**$ 58,576**	$ 112,966	$ 134,313
Held to maturity (at amortized cost):			
State and polifical subdivisions	**$ 23,627**	$ 29,656	$ 35,254
Total	**$ 23,627**	$ 29,656	$ 35,254

CONTRACTUAL OBLIGATIONS

Our contractual obligations and other commitments are summarized in the table below. Other commitments include commitments to extend credit. Because not all of these commitments to extend credit will be drawn upon, the actual cash requirements are likely to be significantly less than the amounts reported for other commitments below.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS
As of December 31, 2008

(Table in thousands)	Within One Year	One to Three Years	Three to Five Years	Five Years or More	Total
Contractual Cash Obligations					
Overnight borrowings	$ 12,669	$ -	$ -	$ -	$ 12,669
Short-term borrowings	36,278	-	-	-	36,278
Long-term borrowings	-	13,075	1,000	-	14,075
Capitalized lease obligations	444	888	799	1,768	3,899
Operating lease obligations	396	636	60	-	1,092
Total	$ 49,787	$ 14,599	$ 1,859	$ 1,768	$ 68,013
Other Commitments					
Commitments to extend credit	$ 77,841	$ 14,321	$ 6,078	$ 64,718	$ 162,958
Standby letters of credit	4,617	378	3	-	4,998
Total	$ 82,458	$ 14,699	$ 6,081	$ 64,718	$ 167,956

OFF-BALANCE SHEET ARRANGEMENTS

We enter into derivative contracts to manage various financial risks. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. Derivative contracts are written in amounts referred to as notional amounts, which only provide the basis for calculating payments between counterparties and are not a measure of financial risk. Therefore, the derivative liabilities recorded on the balance sheet as of December 31, 2008 do not represent the amounts that may ultimately be paid under these contracts. In addition, we have off-balance sheet commitments to lend in the forms of unfunded commitments to extend credit and standby letters of credit. As of December 31, 2008 and 2007, such unfunded commitments to extend credit were approximately $163.0 million and $202.5 million, respectively, while commitments in the form of standby letters of credit totaled approximately $5.0 million and $7.8 million, respectively. Further discussions of derivative instruments are included under "Liquidity, Interest Rate Sensitivity and Market Risks" above and under Note 1, "Summary of Significant Accounting Policies," Note 19, "Commitments and Contingencies," Note 20, "Fair Value of Financial Instruments" and Note 21, "Derivative Financial Instruments" in the "Notes to Consolidated Financial Statements."

RELATED PARTY TRANSACTIONS

We have no material related party transactions. We may extend credit to certain directors and officers in the ordinary course of business. These extensions of credit are made under substantially the same terms as comparable third-party lending arrangements and are made in compliance with applicable banking regulations and federal securities laws. We purchased a facility and terminated related party operating leases in 2008 that we had with Salem Investors, LLC. Further discussions of related party transactions are included under Note 3, "Loans," and Note 10, "Leases," in the "Notes to Consolidated Financial Statements."

SEGMENT RESULTS

Our operations are divided into three reportable business segments: Community Banking, Mortgage Banking, and Other. These operating segments have been identified based primarily on our existing organizational structure. See Note 22, "Operating Segments," in the "Notes to Consolidated Financial Statements" herein, for a full discussion of the segments, the internal accounting and our reporting practices utilized to manage these segments and financial disclosures by segment as required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Fluctuations in noninterest income and expense earned and incurred related to external customers are more fully discussed in the "Noninterest Income" and "Noninterest Expense" sections of this discussion and analysis.

Community Banking

The changes in 2008 compared to 2007, and 2007 compared to 2006 are as follows:

			2008 compared to 2007				2007 compared to 2006	
(Table dollars in thousands)	**2008**	2007	$ Change	% Change	2007	2006	$ Change	% Change
Net interest income	**$ 34,345**	$ 50,093	$ (15,748)	-31.4%	$ 50,093	$ 52,393	$ (2,300)	-4.4%
Provision for loan losses	**30,143**	55,083	(24,940)	-45.3%	55,083	6,366	48,717	765.3%
Securities gains (losses)	**(754)**	1	(755)	n/m	1	(26)	27	-103.8%
Total other income	**7,988**	9,263	(1,275)	-13.8%	9,263	8,585	678	7.9%
Salaries and wages	**13,480**	12,603	877	7.0%	12,603	11,948	655	5.5%
Employee benefits	**3,401**	5,126	(1,725)	-33.7%	5,126	4,136	990	23.9%
Goodwill impairment	**10,763**	-	10,763	n/a	-	-	-	n/a
Total other expenses	**41,773**	30,105	11,668	38.8%	30,105	26,033	4,072	15.6%
Income tax expense (benefit)	**4,842**	(11,437)	16,279	-142.3%	(11,437)	9,613	(21,050)	-219.0%
Net income (loss)	**(34,425)**	(14,395)	(20,030)	139.1%	(14,395)	18,966	(33,361)	-175.9%
Identifiable segment assets	**1,112,029**	1,179,466	(67,437)	-5.7%	1,179,466	1,166,171	13,295	1.1%

The Community Banking segment was comprised of 22 banking offices at the end of 2008 and 2007. Charge-offs for 2008 decreased $26.9 million compared to 2007. As discussed above under "Provisions and Allowance for Loan Losses," deterioration in our loan portfolio resulted in significant increases in our charge-offs for both 2008 and 2007 compared to our levels of charge-offs for years prior to 2007.

Securities gains (losses) for 2008 include losses of $821 thousand for other-than-temporary-impairment that are included in total other income.

The Bank's 2008 increase in other expenses primarily related to goodwill impairment in 2008, increases in FDIC deposit insurance premiums and credit related expenses, partially offset by a decrease in personnel costs due to the suspension of performance based incentives and profit sharing contributions. Comparing 2007 to 2006, other expenses increased primarily in costs for employee benefits and outside services.

Mortgage Banking

The changes in 2008 compared to 2007, and 2007 compared to 2006 are as follows:

			2008 compared to 2007				2007 compared to 2006	
(Table dollars in thousands)	**2008**	2007	$ Change	% Change	2007	2006	$ Change	% Change
Net interest income	**$ 3,158**	$ 3,249	$ (91)	-2.8%	$ 3,249	$ 3,226	$ 23	0.7%
Provision for loan losses	**85**	48	37	77.1%	48	48	-	0.0%
Total other income	**3,560**	3,916	(356)	-9.1%	3,916	3,975	(59)	-1.5%
Salaries and wages	**4,221**	4,172	49	1.2%	4,172	4,222	(50)	-1.2%
Employee benefits	**380**	380	-	0.0%	380	319	61	19.1%
Total other expenses	**6,870**	6,482	388	6.0%	6,482	6,485	(3)	0.0%
Income tax expense (benefit)	**(245)**	254	(499)	-196.5%	254	267	(13)	-4.9%
Net income	**8**	381	(373)	-97.9%	381	401	(20)	-5.0%
Identifiable segment assets	**31,885**	35,167	(3,282)	-9.3%	35,167	28,557	6,610	23.1%

The Mortgage Banking segment's mortgage originations totaled $254.7 million in 2008, down $12.5 million, or 4.7%, from originations of $267.2 million in 2007, primarily due to the decline in the housing market.

Other

Our Other segment represents primarily treasury and administration activities. Included in this segment are certain investments, commercial paper issued to the Bank's commercial sweep account customers, debt, and stockholder communications, reporting, and record keeping.

NEW ACCOUNTING PRONOUNCEMENTS

Note 1,"Summary of Significant Accounting Policies," to the "Notes to Consolidated Financial Statements" in Item 8 discusses new accounting policies adopted by the Company during 2008 and the expected impact of accounting policies recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable portions of this section and "Notes to the Consolidated Financial Statements".

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information responsive to this item is contained in Item 7 above under the caption "Liquidity, Interest Rate Sensitivity and Market Risks."

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements and Supplementary Financial Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Bank of Granite Corporation
Granite Falls, North Carolina

We have audited the accompanying consolidated balance sheets of Bank of Granite Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of Granite Corporation and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of Granite Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DIXON HUGHES PLLC
Charlotte, North Carolina
March 30, 2009

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

(In thousands except per share data)	**2008**	2007
ASSETS:		
Cash and cash equivalents		
Cash and due from banks	**$ 26,164**	$ 29,905
Interest-bearing deposits	**6,819**	3,419
Federal funds sold	**16,000**	-
Total cash and cash equivalents	**48,983**	33,324
Investment securities		
Available for sale, at fair value (amortized cost of $57,840 and $113,129 at December 31, 2008 and 2007, respectively)	**58,576**	112,966
Held to maturity, at amortized cost (fair value of $24,292 and $30,395 at December 31, 2008 and 2007, respectively)	**23,627**	29,656
Loans	**948,149**	946,326
Allowance for loan losses	**(24,806)**	(17,673)
Net loans	**923,343**	928,653
Mortgage loans held for sale	**16,770**	15,319
Premises and equipment, net	**19,079**	15,462
Accrued interest receivable	**3,979**	6,949
Investment in bank owned life insurance	**31,278**	30,090
Intangible assets	**143**	10,969
Other assets	**21,177**	35,760
Total assets	**$ 1,146,955**	$ 1,219,148
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits		
Demand	**$ 117,168**	$ 143,945
NOW accounts	**153,444**	130,354
Money market accounts	**204,108**	242,872
Savings	**19,674**	21,169
Time deposits of $100 or more	**208,002**	208,271
Other time deposits	**289,426**	225,378
Total deposits	**991,822**	971,989
Overnight and short-term borrowings	**48,947**	100,190
Long-term borrowings	**14,075**	17,607
Accrued interest payable	**2,750**	3,212
Other liabilities	**15,191**	10,885
Total liabilities	**1,072,785**	1,103,883
STOCKHOLDERS' EQUITY:		
Common stock, $1.00 par value, authorized - 25,000 shares; issued - 18,981 shares in 2008 and 18,965 shares in 2007; outstanding - 15,454 shares in 2008 and 15,438 shares in 2007	**18,981**	18,965
Additional paid-in capital	**30,190**	30,053
Retained earnings	**77,928**	118,196
Accumulated other comprehensive loss, net of deferred income taxes of $714 and $64 at December 31, 2008 and 2007, respectively	**(1,077)**	(97)
Less: Cost of common stock in treasury; 3,527 shares in 2008 and 3,527 shares in 2007	**(51,852)**	(51,852)
Total stockholders' equity	**74,170**	115,265
Total liabilities and stockholders' equity	**$ 1,146,955**	$ 1,219,148

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands except per share data)	2008	2007	2006
INTEREST INCOME:			
Interest and fees from loans	**$ 57,953**	$ 77,066	$ 73,682
Interest and fees from mortgage banking	**4,336**	4,840	4,398
Federal funds sold	**63**	91	670
Interest-bearing deposits	**339**	252	755
Investments:			
U.S. Treasury	**150**	173	173
U.S. Government agencies	**2,129**	4,718	4,309
States and political subdivisions	**1,335**	1,592	1,851
Other	**618**	583	535
Total interest income	**66,923**	89,315	86,373
INTEREST EXPENSE:			
Time deposits of $100 or more	**8,724**	10,036	9,324
Other time and savings deposits	**17,920**	22,776	18,839
Overnight and short-term borrowings	**2,431**	3,348	2,694
Long-term borrowings	**678**	688	920
Total interest expense	**29,753**	36,848	31,777
NET INTEREST INCOME	**37,170**	52,467	54,596
PROVISION FOR LOAN LOSSES	**30,228**	55,131	6,414
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES	**6,942**	(2,664)	48,182
OTHER INCOME:			
Service charges on deposit accounts	**5,664**	5,876	5,755
Other service charges, fees and commissions	**703**	919	863
Mortgage banking income	**3,573**	3,916	3,975
Securities gains (losses)	**(1,938)**	1	92
Other	**2,376**	2,467	1,993
Total other income	**10,378**	13,179	12,678
OTHER EXPENSES:			
Salaries and wages	**17,701**	16,775	16,170
Employee benefits	**3,796**	5,521	4,476
Occupancy expense, net	**2,443**	2,456	2,291
Equipment rentals, depreciation and maintenance	**2,568**	2,293	2,488
Goodwill impairment	**10,763**	-	-
Other	**11,703**	9,956	7,523
Total other expenses	**48,974**	37,001	32,948
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)	**(31,654)**	(26,486)	27,912
INCOME TAX EXPENSE (BENEFIT)	**4,597**	(11,183)	9,880
NET INCOME (LOSS)	**$ (36,251)**	$ (15,303)	$ 18,032
PER SHARE AMOUNTS			
Net income (loss) - Basic	**$ (2.35)**	$ (0.97)	$ 1.12
Net income (loss) - Diluted	**(2.35)**	(0.97)	1.12
Dividends	**0.26**	0.52	0.48
Book value	**4.80**	7.47	9.14

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)	**2008**	2007	2006
NET INCOME (LOSS)	**$ (36,251)**	$ (15,303)	$ 18,032
ITEMS OF OTHER COMPREHENSIVE INCOME (LOSS),			
Items of other comprehensive income (loss), before tax:			
Unrealized gains on securities available for sale	**2,839**	1,357	126
Reclassification adjustment for gains (losses) included in net income	**(1,943)**	1	90
Unrealized gains (losses) on mortgage derivative instruments	**-**	100	(41)
Prior service cost and net actuarial loss - SERP	**(2,526)**	-	-
Other comprehensive income (loss), before tax	**(1,630)**	1,458	175
Change in deferred income taxes related to change in unrealized gains or losses on securities available for sale	**(357)**	(541)	(86)
Change in deferred income taxes related to change in unrealized gains or losses on mortgage derivative instruments	**-**	(40)	16
Change in deferred income taxes related to prior service cost and net actuarial loss - SERP	**1,007**	-	-
Items of other comprehensive income (loss), net of tax	**(980)**	877	105
COMPREHENSIVE INCOME (LOSS)	**$ (37,231)**	$ (14,426)	$ 18,137

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands except per share data)	**2008**	2007	2006
COMMON STOCK, $1.00 par value			
At beginning of year	**$ 18,965**	$ 18,922	$ 15,097
Par value of shares issued under stock option plan	**16**	43	41
Transfer from surplus due to stock splits	**-**	-	3,784
At end of year	**18,981**	18,965	18,922
ADDITIONAL PAID-IN CAPITAL			
At beginning of year	**30,053**	29,524	32,679
Surplus of shares issued under stock option plan	**112**	456	574
Tax benefit from nonqualifying dispositions of stock options	**10**	58	34
Stock-based compensation expense	**15**	15	21
Transfer to common stock due to stock splits	**-**	-	(3,784)
At end of year	**30,190**	30,053	29,524
RETAINED EARNINGS			
At beginning of year	**118,196**	141,662	133,209
Cumulative effect of adoption of SAB 108	**-**	-	(1,807)
Net income (loss)	**(36,251)**	(15,303)	18,032
Dividends	**(4,017)**	(8,163)	(7,761)
Cash paid for fractional shares	**-**	-	(11)
At end of year	**77,928**	118,196	141,662
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF DEFERRED INCOME TAXES			
At beginning of year	**(97)**	(974)	(1,079)
Net change in unrealized gains or losses on securities available for sale, net of deferred income taxes	**539**	817	130
Net change in unrealized gains or losses on mortgage derivative instruments, net of deferred income taxes	**-**	60	(25)
Net change in prior service cost and net actuarial loss - SERP, net of deferred income taxes	**(1,519)**	-	-
At end of year	**(1,077)**	(97)	(974)
COST OF COMMON STOCK IN TREASURY			
At beginning of year	**(51,852)**	(42,701)	(40,058)
Cost of common stock repurchased	**-**	(9,151)	(2,643)
At end of year	**(51,852)**	(51,852)	(42,701)
Total stockholders' equity	**$ 74,170**	$ 115,265	$ 146,433
Shares issued			
At beginning of year	**18,965**	18,922	15,097
Shares issued under incentive stock option plans	**16**	43	41
Shares issued due to stock splits	**-**	-	3,784
At end of year	**18,981**	18,965	18,922
Common shares in treasury			
At beginning of year	**(3,527)**	(2,899)	(2,185)
Common shares repurchased	**-**	(628)	(134)
Shares issued due to stock splits	**-**	-	(580)
At end of year	**(3,527)**	(3,527)	(2,899)
Total shares outstanding	**15,454**	15,438	16,023

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)	**2008**	2007	2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ (36,251)**	$ (15,303)	$ 18,032
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**1,946**	1,671	1,795
Provision for loan losses	**30,228**	55,131	6,414
Goodwill impairment	**10,763**	-	-
Stock-based compensation expense	**15**	15	21
Investment security premium amortization, net	**192**	203	239
Acquisition premium amortization, net	**46**	79	212
Deferred income taxes	**9,507**	(1,602)	(1,635)
Losses (gains) on sales or calls of securities available for sale	**6**	(1)	(90)
Gains on calls of securities held to maturity	**(5)**	-	(2)
Impairment losses on securities	**1,937**	-	-
Originations of loans held for sale	**(254,684)**	(267,163)	(248,945)
Proceeds from loans held for sale	**256,538**	266,073	250,896
Losses (gains) on loans held for sale	**(3,305)**	(2,432)	335
Losses on hedged mortgage loan commitments	**-**	100	-
Loss on disposal or sale of premises	**39**	2	103
Gains on disposal or sale of equipment	**(10)**	(1)	(13)
Loss (gain) on sale of other real estate	**681**	728	(25)
Decrease in taxes payable	**-**	(583)	(195)
Decrease (increase) in accrued interest receivable	**2,970**	1,672	(1,234)
Increase (decrease) in accrued interest payable	**(462)**	(115)	826
Increase in cash surrender value of bank owned life insurance	**(1,188)**	(1,164)	(863)
Decrease (increase) in other assets	**4,017**	(19,808)	(1,032)
Increase in other liabilities	**3,787**	207	1,696
Net cash provided by operating activities	**26,767**	17,709	26,536
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities, calls and paydowns of securities available for sale	**68,152**	20,361	15,898
Proceeds from maturities, calls and paydowns of securities held to maturity	**6,010**	5,565	6,071
Proceeds from sales of securities available for sale	**275**	4,326	760
Purchases of securities available for sale	**(15,251)**	(6,758)	(38,545)
Net increase in loans	**(24,933)**	(87,117)	(84,685)
Investment in bank owned life insurance	**-**	(2,001)	(6,369)
Capital expenditures	**(5,602)**	(3,719)	(2,465)
Proceeds from sales of fixed assets	**10**	11	1,959
Proceeds from sales of other real estate	**1,027**	655	748
Net cash provided (used) by investing activities	**29,688**	(68,677)	(106,629)

See notes to consolidated financial statements.

(continued on next page)

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (concluded from previous page)
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)	**2008**	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand deposits, NOW and savings deposits	**$ (43,946)**	$ 24,241	$ 38,466
Net increase (decrease) in time deposits	**63,779**	(16,089)	46,260
Net increase (decrease) in overnight and short-term borrowings	**(51,243)**	40,492	(608)
Net increase (decrease) in long-term borrowings	**(3,500)**	2,500	(2,000)
Proceeds from shares issued under stock option plan	**128**	499	581
Tax benefit on shares issued under stock option plan	**10**	58	34
Dividends paid	**(6,024)**	(8,239)	(7,485)
Purchases of common stock for treasury	**-**	(9,151)	(2,643)
Cash paid for fractional shares	**-**	-	(11)
Net cash provided (used) by financing activities	**(40,796)**	34,311	72,594
NET INCREASE (DECREASE) IN CASH EQUIVALENTS	**15,659**	(16,657)	(7,501)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**33,324**	49,981	57,482
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 48,983**	$ 33,324	$ 49,981
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	**$ 30,215**	$ 36,963	$ 30,951
Income taxes	**4,597**	(10,600)	$ 10,075
Noncash investing and financing activities:			
Transfer from surplus to common stock due to stock split	**-**	-	3,784
Transfer from loans to other real estate owned	**6,022**	3,277	1,281

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Bank of Granite Corporation is a bank holding company with two wholly owned subsidiaries, Bank of Granite (the "Bank"), a state chartered commercial bank incorporated in North Carolina on August 2, 1906 and Granite Mortgage, Inc., a mortgage banking company incorporated in North Carolina on June 24, 1985. Bank of Granite Corporation and its two subsidiaries, Bank of Granite and Granite Mortgage, Inc. are referred to herein collectively as the "Company."

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Bank of Granite Corporation and its wholly owned subsidiaries, Bank of Granite and Granite Mortgage, Inc. All significant intercompany accounts and transactions have been eliminated. Certain amounts for periods prior to December 31, 2008 have been reclassified to conform to the presentation for the period ended December 31, 2008.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The volatility of the real estate development market could affect the Company's assumptions about the collectibility of its loan portfolio, and the value of the real estate serving as collateral for repayment of these loans. If the Company's assumptions are incorrect, its allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio.

There can be no assurance that the declines in market value associated with some of the investment securities held in the Company's portfolio will not result in additional impairments of these assets that are other than temporary. The discount rate used in the discounted cash flow projections could require adjustment for additional credit risk.

The Company's assumptions used to evaluate the recorded value of goodwill consider the continued decline in economic activity and the dislocation in the financial service sector of the economy and stock market. These evaluations primarily relied on fair value calculations based on estimated cash flows and investor views on terminal values. Also see "GOODWILL AND OTHER INTANGIBLES" below.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, amounts due from banks, short-term interest bearing deposits, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

INVESTMENT SECURITIES - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity securities" and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in consolidated earnings. Debt securities not classified as either held to maturity securities or trading securities, and equity securities not classified as trading securities, are classified as "available for sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of consolidated stockholders' equity and as an item of other comprehensive income. Gains and losses on held for investment securities are recognized at the time of sale based upon the specific identification method. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in consolidated earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Transfers of securities between classifications are accounted for at fair value. No securities have been classified as trading securities.

LOANS - Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances adjusted for any deferred fees or costs. Substantially all loans earn interest on the level yield method based on the daily outstanding balance.

Loans that are deemed to be impaired (i.e., probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement) are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. An impairment reserve is established to record the difference between the stated loan amount and the present value or market value of the impaired loan. Impaired loans may be valued on a loan-by-loan basis (e.g., loans with risk characteristics unique to an individual borrower) or on an aggregate basis (e.g., loans with similar risk characteristics). The Company's policy for recognition of interest income on impaired loans is the same as its interest income recognition policy for nonaccrual loans. The Company discontinues the accrual of interest when the collectibility of such interest becomes doubtful. The total of impaired loans, the related allowance for loan losses and interest income recognized on impaired loans is disclosed in Note 3,"Loans," and Note 4,"Allowance for Loan Losses," below.

ALLOWANCE FOR LOAN LOSSES - The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb probable losses in the portfolio at the date of the financial statements. Management's determination of a reasonable loan loss allowance is based on ongoing quarterly assessments of evaluations of the collectibility and historical loss experience of the loan portfolio. The Company also evaluates other factors and trends in the economy related to specific loan groups in the portfolio, trends in delinquencies and results of periodic loan reviews. Recovery of the carrying value of loans is dependent to some extent on future economic, operating and other conditions that may be beyond the Company's control. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance for loan losses. Also see Note 4, "Allowance for Loan Losses," below.

REAL ESTATE ACQUIRED BY FORECLOSURE - Real estate acquired by foreclosure is stated at the lower of cost or fair value. Any initial losses at the time of foreclosure are charged against the allowance for loan losses with any subsequent losses or write-downs included in the consolidated statements of income as a component of other expenses.

PREMISES AND EQUIPMENT AND OTHER LONG-LIVED ASSETS - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization, computed by the straight-line method, are charged to operations over the properties' estimated useful lives, which range from 25 to 50 years for buildings and 5 to 15 years for furniture and equipment or, in the case of leasehold improvements, the term of the lease if shorter. Maintenance and repairs are charged to operations in the year incurred. Gains and losses on dispositions are included in current operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If the sum of the expected future cash flows is less than the stated amount of the asset, an impairment loss is recognized for the difference between the fair value of the asset and its carrying amount.

GOODWILL AND OTHER INTANGIBLES - The Company's 2003 acquisition of First Commerce generated goodwill of $10.8 million and core deposit intangible assets of $630 thousand. The Company uses a non-amortization approach to account for purchased goodwill and other intangible assets with indefinite useful lives.

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.

The Company has typically evaluated goodwill for impairment during May of each year. A determination was made during May of 2008 and September 30, 2008 that its goodwill was not impaired. These evaluations primarily relied on fair value calculations based on estimated cash flows and investor views on terminal values.

During the fourth quarter of 2008, the Company made an initial assessment of the goodwill by updating its prior assumptions and evaluations and concluded that the goodwill was not impaired. However, as the completion of the financial statements proceeded and the pressures on the financial services sector became more apparent, primarily evidenced by the level of the Company's stock price, it determined it was likely that the goodwill was impaired. The Company then conducted fair value evaluations of the Bank's assets and liabilities and determined based on the factors cited above and the write-down of the fair value of its loans, see Note 20, "Fair Value of Financial Instruments" below, that the value of the goodwill was impaired in the total amount of $10.8 million and the goodwill was written off.

Intangible assets with finite useful lives are amortized over their useful lives. The carrying value of the core deposit intangible asset totaled $143 thousand, net of accumulated amortization of $487 thousand, as of December 31, 2008. This intangible asset was determined by management to meet the criteria for recognition apart from goodwill and to have a finite life of 10 years. Amortization expense associated with the core deposit intangible asset was approximately $63 thousand, $74 thousand, and $86 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. Projected amortization expense for the years ending December 31, 2009, 2010, 2011, 2012 and 2013 is $52 thousand, $40 thousand, $29 thousand, $17 thousand and $6 thousand, respectively.

INCOME TAXES - Provisions for income taxes are based on amounts reported in the consolidated statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include changes in deferred income taxes. The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under this method, deferred tax assets and liabilities are recognized based upon the expected future tax consequences of existing temporary differences between the financial reporting and the tax reporting basis of assets and liabilities using enacted statutory tax rates. Valuation allowances are recorded to reduce net deferred tax assets when it is more likely than not that a tax benefit will not be realized. The realization of these net deferred tax assets is dependent upon the generation of sufficient taxable income; the availability of prior year carry back of taxes previously paid; or the previous implementation of tax strategies to increase the likelihood of realization. In the fourth quarter, the Company considered all evidence currently available, both positive and negative in determining whether, based on the weight of that evidence, it is more likely than not that the net deferred tax assets will be realized. For more information about the evidence that management considers, see Note 7, "Income Taxes," below.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") in the first quarter of 2007. There was no material impact from the adoption of FIN 48. It is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of other expenses in the income statement; however, if interest becomes a material amount, it would be reclassified as interest expense.

INCOME AND EXPENSES - The Company uses the accrual method of accounting. The recognition of certain loan origination fee income and certain loan origination costs is deferred when such loans are originated and amortized over the life of the loan.

PER SHARE AMOUNTS - Per share amounts have been computed using both the weighted average number of shares outstanding of common stock for the purposes of computing basic earnings per share and the weighted average number of shares outstanding of common stock plus dilutive common stock equivalents for the purpose of computing diluted earnings per share. See Note 14 for further information regarding the computation of earnings per share.

STOCK-BASED COMPENSATION - The Company adopted SFAS No. 123R, "Share-Based Payment," using the modified prospective transition method effective the first quarter of 2006 for accounting for share-based compensation to employees, recognizing in the income statement the grant-date fair value of stock options and other equity-based compensation.

The Company estimated aggregate option values of $2.15, $4.02 and $4.66 for 2008, 2007 and 2006, respectively, in order to compute its estimation of option compensation expense associated with the fair value method, using The Black Scholes Model. The following assumptions were used:

	2008	2007	2006
Risk-free rate	**3.41%**	4.57%	5.00%
Average expected term (years)	**5.5 years**	5.5 years	5.6 years
Expected volatility	**43.22%**	33.42%	34.24%
Expected dividend yield	**3.18%**	3.09%	2.85%
Expected turnover	**8.76%**	8.79%	8.66%

MORTGAGE LOANS HELD FOR SALE - The Company originates certain residential mortgage loans with the intent to sell. Mortgage loans held for sale primarily consist of one to four family residential loans originated for sale in the secondary market and are carried at the lower of cost or fair value determined on an aggregate basis, and are sold with servicing released. Gains or losses realized on sales of mortgage loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing assets or liabilities related to the loans sold. Gains and losses on sales of mortgage loans are included in mortgage banking income.

DERIVATIVES AND HEDGING ACTIVITIES - Granite Mortgage uses two types of financial instruments to manage risk. These financial instruments, commonly referred to as derivatives, consist of contracts to forward sell mortgage-backed securities and options to forward sell securities. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument. Granite Mortgage uses derivatives primarily to hedge against changes in the market values of the mortgage loans it generates and sells.

On the date Granite Mortgage enters into a derivative contract, the derivative instrument is designated as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a "fair value" hedge); (2) a hedge of the variability in expected future cash flows associated with an existing recognized asset or liability or a forecasted transaction (a "cash flow" hedge); or (3) held for other risk management purposes ("risk management derivatives").

Granite Mortgage has determined that its derivative financial instruments do not qualify for hedge accounting in accordance with FASB No. 133 "Accounting for Derivative Instruments and Hedging Activities," and as such, the changes in the value of the derivatives are recognized in net income.

NEW ACCOUNTING STANDARDS - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which enhances existing guidance for measuring assets and liabilities using fair value and requires additional disclosure about the use of fair value for measurement. SFAS No. 157 was originally effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-2, which was effective upon issuance, delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008. FSP SFAS 157-2 also covers interim periods within the fiscal years for items within the scope of this FSP. In October 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"), effective upon issuance, which is intended to clarify the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. As discussed in Note 17, "Adoption of Financial Accounting Standard Number 157," below, the Company adopted SFAS No. 157 in the first quarter of 2008, and the adoption did not have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements " ("EITF Issue 06-4"). EITF Issue 06-4 requires that for endorsement split-dollar insurance arrangements that provide a benefit to an employee that extends to postretirement periods, an employer should recognize a liability for future benefits in accordance with SFAS No. 106 or Accounting Principles Board ("APB") Opinion No. 12 based on the substantive agreement of the employee. If the employer has effectively agreed to maintain a life insurance policy during postretirement periods, the costs of the life insurance policy during the postretirement periods should be accrued in accordance with either SFAS No. 106 or APB Opinion No. 12. If the employer has agreed to provide a death benefit, the employer should recognize a liability for the future death benefit in accordance with either SFAS No. 106 or APB Opinion No. 12. EITF Issue 06-4 is effective for fiscal years beginning after December 15, 2007. The Company does not provide post-employment death benefits; therefore, the adoption of EITF Issue 06-4 did not impact its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--Including An Amendment of FASB Statement No. 115" ("SFAS No. 159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS No. 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety, and is irrevocable once the election is made. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company adopted SFAS No. 159 in the first quarter of 2008 and elected not to apply the fair value option to its financial assets and liabilities; therefore, the adoption did not have a material impact on the Company's consolidated financial statements.

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 109, "Accounting for Written Loan Commitments Accounted for at Fair Value" ("SAB No. 109"), which addresses the valuation of written loan commitments accounted for at fair value through earnings. The guidance in SAB No. 109 expresses the staff's view that the measurement of fair value for a written loan commitment accounted for at fair value through earnings should incorporate the expected net future cash flows related to the associated servicing of the loan. Previously under SAB No. 105, "Application of Accounting Principles to Loan Commitments," this component of value was not incorporated into the fair value of the loan commitment. SAB No. 109 is effective for written loan commitments entered into or modified in fiscal quarters beginning after December 15, 2007 related to residential and commercial real estate loans held for sale that are accounted for as derivatives under SFAS No. 133. The impact of SAB No. 109 is to accelerate the recognition of the estimated fair value of the servicing inherent in the loan to the commitment date. The Company adopted SAB No. 109 in the first quarter of 2008, and the adoption did not have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), which requires all assets acquired and liabilities assumed in a business combination (with a few exceptions, such as deferred tax assets and liabilities) to be measured at fair value in accordance with SFAS No.157. SFAS No. 141(R) is effective prospectively for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact on its financial statements of adopting SFAS No. 141(R).

Also in December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS No. 160"), which amends ARB No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141 (revised 2007), "Business Combinations". SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The standard should be applied prospectively. Presentation and disclosure requirements should be applied retrospectively to comparative financial statements. Earlier adoption is prohibited. The Company is currently evaluating the impact on its financial statements of adopting SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact on its financial statements of adopting SFAS No. 161.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106 and 132(R)," ("SFAS No. 158"). SFAS No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company applied the recognition and disclosure provisions of SFAS No. 158 during the fourth quarter of 2008, upon execution of the individual participants' agreements. The effect of applying SFAS No. 158 on the Company's financial condition at December 31, 2008 has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on the Company's consolidated financial condition at December 31, 2007 or 2006. SFAS No. 158's provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its pension plan. See Note 9, "Employee Benefit Plans," below for further discussion of the effect of applying SFAS No. 158 on the Company's consolidated financial statements.

2. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and fair values of investment securities at December 31, 2008 and 2007 are as follows:

(Table in thousands)

Type and Contractual Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
At December 31, 2008:				
U. S. Government agencies due:				
Within 1 year	$ 20,899	$ 340	$ -	$ 21,239
After 1 year but within 5 years	24,611	218	5	24,824
Total U.S. Government agencies	45,510	558	5	46,063
State and local due:				
After 1 year but within 5 years	1,847	37	-	1,884
After 5 years but within 10 years	847	4	4	847
After 10 years	2,788	-	103	2,685
Total state and local	5,482	41	107	5,416
Others* due:				
After 10 years	2,693	210	-	2,903
Equity securities	4,155	39	-	4,194
Total others	6,848	249	-	7,097
Total available for sale	$ 57,840	$ 848	$ 112	$ 58,576
HELD TO MATURITY				
At December 31, 2008:				
State and local due:				
Within 1 year	$ 6,454	$ 50	$ -	$ 6,504
After 1 year but within 5 years	12,654	404	-	13,058
After 5 years but within 10 years	2,938	133	-	3,071
After 10 years	1,581	78	-	1,659
Total state and local	23,627	665	-	24,292
Total held to maturity	$ 23,627	$ 665	$ -	$ 24,292

* Others include investments in common stocks, preferred stocks and mutual funds.

Sales and calls of securities available for sale for the year ended December 31, 2008 resulted in $62 thousand realized gains and $68 thousand realized losses. Calls of securities held to maturity resulted in $5 thousand gains and no losses in 2008. The amortized costs of certain equity securities were written down by $1.9 million in 2008 for declines in value deemed to be other than temporary impairment.

As of December 31, 2008, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net gains of $736 thousand, net of deferred income taxes of $293 thousand, related to securities available for sale.

(Table in thousands)

Type and Contractual Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
At December 31, 2007:				
U. S. Treasury due:				
Within 1 year	$ 5,056	$ -	$ 1	$ 5,055
Total U.S. Treasury	5,056	-	1	5,055
U. S. Government agencies due:				
Within 1 year	28,713	-	81	28,632
After 1 year but within 5 years	62,850	309	28	63,131
After 5 years but within 10 years	1,999	1	-	2,000
Total U.S. Government agencies	93,562	310	109	93,763
State and local due:				
After 1 year but within 5 years	981	1	-	982
After 5 years but within 10 years	1,733	14	-	1,747
After 10 years	2,803	2	14	2,791
Total state and local	5,517	17	14	5,520
Others* due:				
After 10 years	3,145	207	28	3,324
Equity securities	5,849	229	774	5,304
Total others	8,994	436	802	8,628
Total available for sale	$ 113,129	$ 763	$ 926	$ 112,966
HELD TO MATURITY				
At December 31, 2007:				
State and local due:				
Within 1 year	$ 5,783	$ 20	$ -	$ 5,803
After 1 year but within 5 years	18,225	418	-	18,643
After 5 years but within 10 years	3,604	165	-	3,769
After 10 years	2,044	136	-	2,180
Total state and local	29,656	739	-	30,395
Total held to maturity	$ 29,656	$ 739	$ -	$ 30,395

* Others include investments in common stocks, preferred stocks and mutual funds.

Sales and calls of securities available for sale for the year ended December 31, 2007 resulted in $937 realized gains and no realized losses. Calls of securities held to maturity did not result in any gains or losses in 2007.

As of December 31, 2007, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net losses of $163 thousand, net of deferred income taxes of $64 thousand, related to securities available for sale.

Sales and calls of securities available for sale for the year ended December 31, 2006 resulted in $126 thousand realized gains and $37 thousand realized losses. Calls of securities held to maturity resulted in gross gains of $2 thousand, and no losses in 2006.

Securities with an amortized cost of $59.8 million and $68.5 million were pledged as collateral for public deposits and for other purposes as required by law at December 31, 2008 and 2007, respectively.

Securities with unrealized losses at December 31, 2008 and 2007 not recognized in income are as follows:

(Table in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2008						
U.S. Government agencies	**$ 1,995**	**$ (5)**	**$ -**	**$ -**	**$ 1,995**	**$ (5)**
State and local	**985**	**(60)**	**2,128**	**(47)**	**3,113**	**(107)**
Total temporarily impaired	**$ 2,980**	**$ (65)**	**$ 2,128**	**$ (47)**	**$ 5,108**	**$ (112)**
2007						
U.S. Treasury	$ -	$ -	$ 5,055	$ (1)	$ 5,055	$ (1)
U.S. Government agencies	-	-	47,596	(109)	47,596	(109)
State and local	1,223	(9)	1,405	(5)	2,628	(14)
Others	2,483	(370)	4,303	(432)	6,786	(802)
Total temporarily impaired	$ 3,706	$ (379)	$58,359	$ (547)	$ 62,065	$ (926)

Declines in the fair value of available-for-sale and held-to-maturity securities that are deemed to be other-than-temporarily impaired are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of cost.

Unrealized losses on securities have not been recognized into income because management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to decreases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market interest rates decline.

U.S. Treasury/U.S. Government agency obligations - The unrealized losses on the Company's investments in U.S. Treasury obligations and direct obligations of the U.S. government agencies were caused by interest rate decreases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity,.the Company did not consider those investments to be other-than-temporarily impaired.

State and local government obligations - The unrealized losses on the Company's investments in State and local government obligations were caused by interest rate decreases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the par value of the investment. The issuers have the ability to increase tax revenues if necessary to fulfill their obligations. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company did not consider those investments to be other-than-temporarily impaired.

Others

Marketable equity securities - The Company's investments in marketable equity securities consist primarily of investments in mutual funds and preferred stocks. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider those investments to be other-than-temporarily impaired at December 31, 2007. Other-than-temporary impairment write-downs of $1.9 million were recorded in 2008 on these securities.

3. LOANS

Loans are made primarily to customers in the Company's market areas. Loans at December 31, 2008 and 2007, classified by type, are as follows:

(Table in thousands)	2008	2007
Real estate:		
Construction	$ **146,167**	$ 182,457
Mortgage	**593,233**	513,140
Commercial, financial and agricultural	**199,370**	238,469
Consumer	**10,713**	13,481
All other loans	**258**	567
	949,741	948,114
Deferred origination fees, net	**(1,592)**	(1,788)
Total	$ **948,149**	$ 946,326

Nonperforming assets at December 31, 2008 and 2007 are as follows:

(Table in thousands)	2008	2007	% Change
Nonaccrual loans	$ **50,591**	$ 36,450	38.8%
Loans 90 days or more and still accruing interest	**114**	162	-29.6%
Foreclosed properties	**6,805**	2,491	173.2%
Total	$ **57,510**	$ 39,103	47.1%
Impaired loans with related loan loss allowance	$ **20,816**	$ 3,529	489.9%
Impaired loans without related loan loss allowance	**21,799**	23,488	-7.2%
Total investment in impaired loans	$ **42,615**	$ 27,017	57.7%
Loan loss allowance related to impaired loans	$ **5,400**	$ 3,029	78.3%
Average recorded balance of impaired loans	$ **29,000**	$ 22,500	28.9%

For the years ended December 31, 2008, 2007, and 2006, the Bank recognized interest income on impaired loans of approximately $813 thousand, $523 thousand and $480 thousand, respectively.

If interest from nonaccrual loans had been recognized in accordance with the original terms of the loans, interest income would have been approximately $2.0 million in 2008, $0.4 million in 2007 and $1.0 million in 2006. Interest income recognized on nonaccrual loans for 2008, 2007 and 2006 was approximately $1.0 million, $2.2 million and $0.2 million, respectively.

Changes in foreclosed properties for year ended December 31, 2008 are as follows:

(Table in thousands)	2008
Balance at beginning of year	$ **2,491**
Additions	**6,022**
Proceeds from sale	**(1,027)**
Write-downs and net gain (loss) on sale	**(681)**
Balance at end of year	$ **6,805**

Directors and officers of the Company and companies with which they are affiliated are customers of and borrowers from the Bank in the ordinary course of business. At December 31, 2008 and 2007, directors' and principal officers' direct and indirect indebtedness to the Bank was an aggregate amount of $5.2 million and $3.8 million, respectively. During 2008, additions to such loans were $2.9 million and repayments totaled $1.5 million. In the opinion of management, these loans do not involve more than normal risk of collectibility, nor do they present other unfavorable features.

4. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 are as follows:

(Table in thousands)	**2008**	2007	2006
Balance at beginning of year	**$ 17,673**	$ 15,787	$ 13,924
Loans charged off:			
Real estate	**15,550**	14,850	1,708
Commercial, financial and agricultural	**10,557**	30,955	2,808
Credit cards and related plans	**16**	15	26
Installment loans to individuals	**396**	177	410
Demand deposit overdraft program	**195**	233	251
Asset-based lending	**-**	7,433	-
Total charge-offs	**26,714**	53,663	5,203
Recoveries of loans previously charged off:			
Real estate	**1,340**	233	84
Commercial, financial and agricultural	**2,041**	19	282
Credit cards and related plans	**1**	4	10
Installment loans to individuals	**145**	47	138
Demand deposit overdraft program	**92**	115	138
Total recoveries	**3,619**	418	652
Net charge-offs	**23,095**	53,245	4,551
Provision for loan losses	**30,228**	55,131	6,414
Balance at end of year	**$ 24,806**	$ 17,673	$ 15,787
Ratio of net charge-offs during the year to average loans outstanding during the year	**2.42%**	5.70%	0.52%

5. PREMISES AND EQUIPMENT

Summaries of premises and equipment at December 31, 2008 and 2007 follow:

(Table in thousands)	Cost	Accumulated Depreciation	Premises and Equipment, Net
At December 31, 2008:			
Land	**$ 3,937**	**$ -**	**$ 3,937**
Buildings	**13,935**	**4,618**	**9,317**
Leasehold improvements	**768**	**389**	**379**
Furniture, equipment and vehicles	**16,842**	**13,078**	**3,764**
Capitalized leases	**1,959**	**349**	**1,610**
Construction in progress	**72**	**-**	**72**
Total	**$ 37,513**	**$ 18,434**	**$ 19,079**

(Table in thousands)	Cost	Accumulated Depreciation	Premises and Equipment, Net
At December 31, 2007:			
Land	$ 2,814	$ -	$ 2,814
Buildings	11,295	4,271	7,024
Leasehold improvements	770	281	489
Furniture, equipment and vehicles	15,650	11,882	3,768
Capitalized leases	1,460	155	1,305
Construction in progress	62	-	62
Total	$ 32,051	$ 16,589	$ 15,462

6. OTHER INCOME AND EXPENSES

For the years ended December 31, 2008, 2007 and 2006, items included in service charges on deposit accounts, other income, and other expenses that exceeded 1% of total revenues are set forth below.

(Table in thousands)	**2008**	2007	2006
Items included in service charges on deposit accounts			
Fees from demand deposit overdrafts	**$ 4,004**	$ 4,157	$ 4,085
Items included in other income			
Increase in cash value of BOLI	**1,188**	1,164	863
Items included in other expenses			
Telephone	**820**	811	781
Outside consulting services	**1,097**	916	557
Marketing	**797**	875	924
Legal fees (other than collection)	**922**	1,127	284
FDIC deposit insurance premiums	**1,176**	117	117
Loss on other real estate owned	**828**	778	122

7. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2008, 2007 and 2006 follow.

(Table in thousands)	**2008**	2007	2006
Income tax expense (benefit)			
Current	**$ (4,910)**	$ (9,581)	$ 11,515
Deferred	**9,507**	(1,602)	(1,635)
Total	**$ 4,597**	$ (11,183)	$ 9,880

Changes in deferred taxes of approximately $357 thousand, $(541) thousand and $(86) thousand related to unrealized gains and losses on securities available for sale during 2008, 2007 and 2006, respectively, were allocated to other comprehensive income in the respective years. Changes in deferred taxes of approximately $1.0 million related to deferred retirement prior service costs were allocated to other comprehensive income during 2008.

The Company had losses in 2007 that were carried back to tax years 2005 and 2006, and had losses in 2008 that were carried back to 2006. There are no additional loss carrybacks available.

Reconciliations of reported income tax expense for the years ended December 31, 2008, 2007 and 2006 to the amount of tax expense (benefit) computed by multiplying income before income taxes by the statutory federal income tax rate follows.

(Table dollars in thousands)	**2008**	2007	2006
Statutory federal income tax rate	**35%**	35%	35%
Tax expense (benefit) at statutory rate	**$ (10,550)**	$ (9,270)	$ 9,769
Increase (decrease) in income taxes resulting from:			
Deferred tax asset valuation allowance	**13,000**	-	-
Goodwill impairment	**3,767**	-	-
Investment security write-offs	**678**	-	-
State income taxes net of federal tax benefit	**(2,292)**	(1,128)	1,012
Tax-exempt interest income	**(474)**	(572)	(668)
Other, net	**468**	(213)	(233)
Income tax expense (benefit)	**$ 4,597**	$ (11,183)	$ 9,880

In 2008, the effective tax rate differs from the federal statutory rate of 35% primarily due to the establishment of a significant partial valuation allowance against the Company's deferred tax assets.

The tax effect of the cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

(Table in thousands)	**December 31, 2008**		
	Assets	**Liabilities**	**Total**
Excess book over tax bad debt expense	**$ 9,877**	**$ -**	**$ 9,877**
Deferred compensation	**2,361**	**-**	**2,361**
Deferred retirement prior service costs	**1,007**	**-**	**1,007**
State taxes on loss carryforward	**1,511**	**-**	**1,511**
Excess tax over book loan interest income	**988**	**-**	**988**
Excess tax over book loan fee income	**653**	**-**	**653**
Deferred tax asset valuation allowance	**(13,000)**	**-**	**(13,000)**
OID loan fee deferrals	**-**	**(587)**	**(587)**
Excess tax over book fixed asset depreciation	**-**	**(512)**	**(512)**
Excess tax over book prepaid amortization	**-**	**(166)**	**(166)**
Unrealized gain on securities available for sale	**-**	**(293)**	**(293)**
Other, net	**72**	**(340)**	**(268)**
Total	**$ 3,469**	**$ (1,898)**	**$ 1,571**

(Table in thousands)	December 31, 2007		
	Assets	Liabilities	Total
Excess book over tax bad debt expense	$ 6,990	$ -	$ 6,990
Deferred compensation	1,746	-	1,746
State taxes on loss carryforward	1,511	-	1,511
Excess tax over book loan fee income	706	-	706
Excess tax over book loan interest income	685	-	685
OID loan fee deferrals	-	(563)	(563)
Excess tax over book fixed asset depreciation	-	(455)	(455)
Excess tax over book prepaid amortization	-	(255)	(255)
Unrealized losses on securities available for sale	64	-	64
Other, net	262	(263)	(1)
Total	$ 11,964	$ (1,536)	$ 10,428

The Company uses the asset and liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized based upon the expected future tax consequences of existing temporary differences between the financial reporting and the tax reporting basis of assets and liabilities using enacted statutory tax rates. Valuation allowances are recorded to reduce net deferred tax assets when it is more likely than not that a tax benefit will not be realized. The realization of these net deferred tax assets is dependent upon the generation of sufficient taxable income, the availability of prior year carry back of taxes previously paid, or the previous implementation of tax strategies to increase the likelihood of realization. In the fourth quarter, the Company considered all evidence currently available, both positive and negative, in determining whether, based on the weight of that evidence, it is more likely than not that the net deferred tax assets will be realized.

Based in large part on its assessment of its inability to generate sufficient taxable income in the current economic conditions and its limited ability to implement certain tax strategies, the Company determined that, as of December 31, 2008, it was more likely than not that it would not realize the portion of its net deferred tax assets that is dependent upon the generation of future taxable income. As a result, the Company recorded a valuation allowance against these net deferred tax assets at December 31, 2008. The valuation allowance recorded in the fourth quarter had a material effect on the Company's financial position as of December 31, 2008 and its results of operations for 2008. It is possible that, in future periods, the uncertainties regarding the Company's future operations and profitability could be resolved such that it could become more likely than not that these net deferred tax assets would be realized due to the generation of sufficient taxable income. If that were to occur, the Company would assess the need for a reduction of the valuation allowance, which could have a material effect on its financial position and results of its operations in the period of the reduction.

8. STOCK OPTIONS

At December 31, 2008, 2007 and 2006, 90,612, 153,837 and 207,210 shares of common stock, respectively, were reserved for stock options outstanding under the Company's stock option plans. Shares available for grants under the Company's stock option plans were 738,500 shares at December 31, 2008, 743,500 shares at December 31, 2007, and 309,774 shares at December 31, 2006. Option prices are established at market value on the dates granted by the Board of Directors.

A summary of the status of the Company's incentive stock option plans at December 31, 2008, 2007 and 2006 and changes during the years then ended are presented below:

	2008		2007		2006	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**153,837**	**$ 13.08**	207,210	$ 12.86	271,890	$ 12.90
Granted	**5,000**	**7.30**	6,500	14.29	2,500	15.36
Exercised	**16,036**	**7.99**	43,723	11.41	51,401	11.97
Expired, forfeited or canceled	**52,189**	**17.69**	16,150	15.29	15,779	16.81
Outstanding at end of year	**90,612**	**$ 11.00**	153,837	$ 13.08	207,210	$ 12.86
Options exercisable at end of year	**76,662**	**$ 10.83**	140,212	$ 12.94	194,210	$ 12.74

For various price ranges, weighted average characteristics of outstanding stock options at December 31, 2008 follow.

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares Outstanding at December 31, 2008	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable at December 31, 2008	Weighted Average Exercise Price
$ 0.00 - 8.25	23,228	2.1	$6.01	20,728	$6.27
8.26 - 10.25	20,732	1.8	9.18	20,732	9.18
10.26 - 14.25	14,750	2.0	13.37	8,450	14.10
14.26 - 15.25	25,152	1.5	14.47	24,152	14.47
15.26 - 18.25	6,750	2.5	15.64	2,600	15.83
5.74 - 20.96	90,612	1.9	11.00	76,662	10.83

Options granted become exercisable in accordance with the vesting schedule specified by the Board of Directors in the grant. In general, options become exercisable over a five-year period at the rate of 20% per year beginning one-year from the date of grant. The Company issued options to purchase shares of its common stock in exchange for the First Commerce stock options that were outstanding at the time the merger was completed. First Commerce's stock option plans provided that all of the outstanding options were vested as of the acquisition date. The option plans assumed in the acquisition of First Commerce are exercisable for ten-years after the date of grant and became fully vested as of the July 15, 2003 acquisition date. No other options may be exercisable more than five-years after the date of grant, unless the exercise date is extended by the Board of Directors. In 2002, the Board of Directors extended the exercise period to ten-years for options granted during 1998 because the exercise prices of such grants exceeded the market price resulting in no value to the Company or the optionee. In 2004, the Board of Directors also extended the exercise period to ten-years for options granted during 1999, and in 2005 extended the period for options granted during 2000.

9. EMPLOYEE BENEFIT PLANS

Bank Profit-Sharing Plan

The Bank sponsors a tax-qualified profit-sharing retirement plan covering substantially all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount allowable for federal income tax purposes. There were no Company contributions made for the year ended December 31, 2008. The Company's expense totaled $0.9 million, and $1.6 million for the years ended December 31, 2007 and 2006, respectively.

Bank Savings SERP

The Bank sponsors a non-tax qualified profit-sharing supplemental executive retirement plan for certain executive officers, which allows the Bank to supplement the level of the executive officers' retirement incomes over that which is obtainable through the tax-qualified profit-sharing retirement plan sponsored by the Bank. There was no Company expense for the year ended December 31, 2008. The Company's expense totaled approximately $32 thousand, and $33 thousand for the years ended December 31, 2007 and 2006, respectively.

Bank Officers' SERP

Effective January 1, 2008, the Bank implemented the Amended and Restated Bank of Granite Salary Continuation Plan ("the Plan"). The Plan is non-tax qualified and is unfunded. The Plan benefits are generally based on a final pay concept and a first to occur event related to change of control, retirement or death. As a result of the Plan implementation, the Company applied the accounting guidelines of SFAS No. 87, as amended by SFAS No. 132 and SFAS No. 158, which further amends the previous pronouncements. The Company had previously accounted for the officers' SERP in accordance with the existing separate employee agreements.

The accounting guidelines of SFAS No. 87 and the additional recognition and disclosure provisions of SFAS No. 158 required the Company to recognize the projected benefit obligation ($7.9 million) in the December 31, 2008 statement of financial position. The adjustment for the unrecognized prior service cost was made to other comprehensive income, net of tax. The prior service cost and unrecognized actuarial loss ($2.5 million) will be amortized over the remaining average service life of the Plan participants.

The effects of applying the provisions of SFAS No. 87 and SFAS No. 158 on the Company's statement of financial position at January 1, 2008 are presented in the following table.

	At January 1, 2008		
(Table in thousands)	Prior to Applying SFAS No. 158	Effect of Applying SFAS No. 158	After Applying SFAS No. 158
Accrued pension liability/projected benefit obligation	$ (4,117)	$ (2,009)	$ (6,126)
Deferred income tax asset-SERP	-	802	2,444
Accumulated other comprehensive income (expense), net of tax	-	1,207	3,682

The following table sets forth the Plan's change in benefit obligation, plan assets, and the funded status of the officers' SERP, using December 31, measurement date, and the amounts recognized in the consolidated financial statements.

(Table in thousands)	2008
Change in Benefit Obligation:	
Benefit obligation at beginning of year	$ 6,126
Service cost	795
Interest cost	384
Amendments to plan	-
Net actuarial gain	682
Benefits paid	(76)
Benefit obligation at end of year	$ 7,911
Change in Plan Assets:	
Fair value of plan assets at beginning of year	$ -
Actual return on plan assets	-
Employer contributions	76
Benefits paid	(76)
Fair value of plan assets at end of year	$ -
Funded Status at December 31	$ (7,911)
Amounts Recognized in the Consolidated Balance Sheet	
Other liabilities	$ (7,911)
Amounts Recognized in Accumulated and Other Comprehensive Income	
Net actuarial loss	$ 682
Prior service cost	1,844
Deferred tax benefit	(1,007)
Net amount recognized	$ 1,519

The components of the Plan's net periodic pension cost for the year ended December 31, 2008 are:

(Table in thousands)

Service cost	$	795
Interest cost		384
Amortization of net obligation at transition		165
Net periodic pension cost	$	1,344

The estimated benefit payments for each year ending December 31, from 2009 through 2013 are: 2009-2010 - $246 thousand per year; 2011 - $334 thousand; 2012 - $338 thousand; 2013 - $353 thousand and 2014-2018 - $2.3 million in total.

Weighted average Plan assumptions at December 31, 2008 were a discount rate of 6.33% and an annual rate of pay increase of 4%. As of December 31, 2008, the Salary Continuation Plan had 59 participants.

The accumulated benefit obligation at December 31, 2008 was $6.3 million.

The officers' SERP is an unfunded plan. Consequently, there are no plan assets or cash contribution requirements other than for the direct payment of benefits.

The prior service cost obligation ($1.8 million) included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2009 is $165 thousand ($99 thousand net of tax).

Total pension expenses for 2008, 2007 and 2006 were approximately $1.3 million, $1.7 million, and $0.6 million, respectively.

Granite Mortgage Plan

Granite Mortgage sponsors a retirement plan for its employees under Section 401(k) of the Internal Revenue Code. The plan covers all employees over 21 years of age who have completed 1,000 hours of service. At its discretion, Granite Mortgage may make matching contributions to the plan. Total expenses were approximately $101 thousand, $132 thousand and $100 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

10. LEASES

LESSEE - CAPITALIZED - The Company's subsidiaries lease certain premises under capitalized lease agreements. Leases that meet the criteria for capitalization are recorded as assets and the related obligations are included in other liabilities on the accompanying balance sheets. Amortization of property under capital lease is included in depreciation expense. Included in premises and equipment as of December 31, 2008 is $2.0 million as the capitalized cost of these leases and accumulated amortization of approximately $349 thousand.

As of December 31, 2008, future minimum lease payments under noncancelable capitalized leases are as follows:

(Table in thousands)

Year		Payments
2009	$	444
2010		444
2011		444
2012		442
2013		357
2014 and thereafter		1,768
Total minimum lease payments		3,899
Less amount representing interest		(2,109)
Present value of net minimum lease payments	$	1,790

LESSEE - OPERATING - The Company's subsidiaries lease certain premises and equipment under operating lease agreements. As of December 31, 2008, future minimum lease payments under noncancelable operating leases are as follows:

(Table in thousands)

Year		Payments
2009	$	396
2010		324
2011		312
2012		60
Total	$	1,092

Rental expense charged to operations under all operating lease agreements was approximately $811 thousand, $990 thousand and $971 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

In September 2003, the Company entered into commercial leases with Salem Investors, LLC, a company jointly owned by the former chief executive officer and senior vice president of Granite Mortgage, for the purpose of providing a community banking facility to the Bank and a mortgage banking facility to Granite Mortgage in Winston-Salem, North Carolina. Facility construction was completed in the third quarter of 2004. The leases commenced on September 1, 2004 and had an initial lease term of seven years. Based on a fairness opinion obtained from an independent third party expert, the Company determined that the leases were on terms comparable to similar properties in the area and that the leases are in the best interests of the Company's community banking and mortgage banking operations. In 2008, the Bank obtained an independent appraisal of this facility and purchased it from Salem Investors, LLC for its appraised value of $3.8 million. Total lease payments paid to the related party under the prior leases were $105 thousand in 2008, and $270 thousand during each of 2007 and 2006.

11. OVERNIGHT AND SHORT-TERM BORROWED FUNDS

Federal funds purchased, securities sold under agreements to repurchase, and short-term borrowed funds are summarized as follows:

(Table in thousands)	December 31, 2008	December 31, 2007
Overnight borrowings		
Bank of Granite Corporation:		
Commercial deposits swept into commercial paper	**$ 12,669**	$ 22,629
Bank of Granite:		
Federal funds purchased	**-**	9,900
Securities sold under agreements to repurchase	**-**	1,470
Overnight borrowings from the Federal Home Loan Bank	**-**	30,700
Total overnight borrowings	**12,669**	64,699
Short-term borrowings		
Bank of Granite Corporation:		
Unsecured line of credit	**2,500**	-
Bank of Granite:		
Short-term borrowings from the Federal Home Loan Bank	**13,000**	8,000
Granite Mortgage:		
Warehouse line of credit	**20,778**	27,491
Total short-term borrowings	**36,278**	35,491
Total overnight and short-term borrowings	**$ 48,947**	$ 100,190

A summary of selected data related to Federal funds purchased, securities sold under agreements to repurchase, and short-term borrowed funds follows:

Overnight borrowings

(Table dollars in thousands)	December 31, 2008	2007	2006
Balance outstanding at end of year	**$ 12,669**	$ 64,699	$ 31,152
Maximum outstanding at any month-end during the year	**59,090**	75,567	35,786
Average daily balance outstanding during the year	**28,306**	36,357	29,805
Average interest rate during the year	**2.49%**	3.87%	3.20%
Average interest rate at end of year	**1.49%**	3.93%	3.70%

Other short-term borrowings

(Table dollars in thousands)	December 31, 2008	2007	2006
Balance outstanding at end of year	**$ 36,278**	$ 35,491	$ 28,546
Maximum outstanding at any month-end during the year	**49,870**	40,556	40,502
Average daily balance outstanding during the year	**38,317**	29,740	35,130
Average interest rate during the year	**4.52%**	5.33%	5.80%
Average interest rate at end of year	**3.93%**	5.90%	6.18%

The Company has an unsecured line of credit from one of the Bank's correspondent banks for general corporate purposes, which matures June 30, 2009. The line is in the amount of $10.0 million and bears an interest rate of one-month LIBOR plus 120 basis points, with interest payable quarterly. The Company is required to meet certain financial covenants regarding its total stockholders' equity, its ratio of loan loss reserves to total loans, and its regulatory capital ratios. As of December 31, 2008, the Company owed $2.5 million under this line of credit and was not in compliance with all of the financial covenants. The Company has received waivers from the lender for such noncompliance. As a condition to the waiver received for the fourth quarter of 2008, the amount of the line was decreased from $10.0 million to $2.5 million, the amount of the outstanding balance as of December 31, 2008.

Granite Mortgage temporarily funds its mortgages, from the time of origination until the time of sale, through the use of a one-year warehouse line of credit from one of the Company's correspondent financial institutions. For the years ended December 31, 2008 and 2007, this line of credit was $30 million and $40 million, respectively, of which $19.2 million and $25.3 million, respectively, were outstanding at year-end. Outstanding balances at year end for loan disbursement overdraft protection, which were funded by this line of credit, were $1.5 million and $2.2 million, for 2008 and 2007, respectively. Granite Mortgage requests the line of credit based on its estimated funding needs for the year. Outstanding balances under this line of credit accrue interest at a rate of the 30-day LIBOR plus 300 basis points to fund mortgages originated and sold, and 30-day LIBOR plus 300 basis points to fund construction loans. The line is secured by the mortgage loans originated and the Company serves as guarantor on Granite Mortgage's borrowings under this arrangement. Under the terms of the loan agreement, the Company is required to meet certain financial covenants regarding its total stockholders' equity, its ratio of nonperforming assets to stockholders' equity and loan loss reserves, and its regulatory capital ratios. As of December 31, 2008, the Company was not in compliance with all of the financial covenants under this line of credit, but has received waivers from the lender for such noncompliance. As a condition to the waiver received for the third quarter of 2008, the amount of the line was decreased from $40 million to $30 million, as reported in our Form 10-Q for the period ended September 30, 2008.

12. LONG-TERM BORROWINGS

Long-term borrowings are summarized as follows:

(Table in thousands)	December 31, **2008**	2007
Bank of Granite Corporation:		
Unsecured line of credit at 30-day LIBOR plus 1.20% due June 30, 2009	$ -	$ 2,500
Bank of Granite:		
Federal Home Loan Bank convertible advance at 5.22% due March 9, 2011 callable on or after March 9, 2006	**3,075**	3,107
Federal Home Loan Bank fixed rate credit at 4.99% due February 9, 2009	-	5,000
Federal Home Loan Bank fixed rate credit at 4.70% due September 21, 2009	-	2,000
Federal Home Loan Bank fixed rate credit at 4.67% due September 20, 2010	**5,000**	5,000
Federal Home Loan Bank fixed rate credit at 3.31% due February 11, 2010	**3,000**	-
Federal Home Loan Bank fixed rate credit at 3.44% due June 1, 2010	**1,000**	-
Federal Home Loan Bank fixed rate credit at 3.79% due May 31, 2011	**1,000**	-
Federal Home Loan Bank fixed rate credit at 4.04% due May 30, 2012	**1,000**	-
Total long-term borrowings	**$ 14,075**	$ 17,607

13. MATURITIES OF TIME DEPOSITS

Principal maturities of the Bank's time deposits, including brokered time deposits of $52.8 million, as of December 31, 2008 are as follows:

(Table in thousands)

Year	Maturities
2009	$ 432,384
2010	39,876
2011	6,988
2012	18,180
Total	$ 497,428

14. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Basic EPS excludes the dilutive effect that could occur if any securities or other contracts to issue common stock were exercised or converted into or resulted in the issuance of common stock. Diluted EPS is computed by dividing net income (loss) by the sum of the weighted average number of common shares outstanding for the period plus the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Options to purchase 66,865, 50,773 and 46,064 common shares were excluded from the computation of diluted net income per share for the years ended December 31, 2008, 2007 and 2006, respectively, because the options' exercise prices were greater than the average market price of common shares. Options to purchase 4,821 and 34,279 common shares for the years ended December 31, 2008 and 2007, respectively, were excluded from the computation of diluted net loss per share due to the net losses experienced for these years. Following is the reconciliation of EPS for the years ended December 31, 2008, 2007 and 2006.

(Table in thousands except per share data)	**2008**	2007	2006
BASIC EARNINGS (LOSS) PER SHARE			
Net income (loss)	**$ (36,251)**	$ (15,303)	$ 18,032
Divide by: Weighted average shares outstanding	**15,448**	15,775	16,049
Basic earnings (loss) per share	**$ (2.35)**	$ (0.97)	$ 1.12
DILUTED EARNINGS (LOSS) PER SHARE			
Net income (loss)	**$ (36,251)**	$ (15,303)	$ 18,032
Divide by: Weighted average shares outstanding	**15,448**	15,775	16,049
Potentially dilutive effect of stock options	**-**	-	55
Weighted average shares outstanding, including potentially dilutive effect of stock options	**15,448**	15,775	16,104
Diluted earnings (loss) per share	**$ (2.35)**	$ (0.97)	$ 1.12

15. REGULATION AND REGULATORY RESTRICTIONS

The Company is regulated by the Board of Governors of the Federal Reserve System ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC"), the North Carolina State Banking Commission and the FRB.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent regulatory notifications categorized both the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action except for the total risk-based capital ratio, which met the "adequately" capitalized level of capital. To be categorized as "well" capitalized, the Company and the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management is not aware of conditions or events subsequent to such notifications that would cause a change in the Company's or the Bank's capital categories.

The Company's actual capital amounts and ratios are also presented in the table:

Consolidated	Actual		Adequately Capitalized		Well Capitalized	
(Table dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk weighted assets	**$ 87,852**	**8.73%**	**$ 80,504**	**8.00%**	**$ 100,630**	**10.00%**
Tier I capital to risk weighted assets	**75,105**	**7.46%**	**40,252**	**4.00%**	**60,378**	**6.00%**
Tier I capital to average assets	**75,105**	**6.49%**	**46,304**	**4.00%**	**57,880**	**5.00%**
As of December 31, 2007						
Total capital to risk weighted assets	$ 117,174	11.22%	$ 83,518	8.00%	$ 104,398	10.00%
Tier I capital to risk weighted assets	104,067	9.97%	41,759	4.00%	62,639	6.00%
Tier I capital to average assets	104,067	8.76%	47,524	4.00%	59,405	5.00%

Bank Only	Actual		Adequately Capitalized		Well Capitalized	
(Table dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk weighted assets	**$ 79,982**	**8.14%**	**$ 78,596**	**8.00%**	**$ 98,246**	**10.00%**
Tier I capital to risk weighted assets	**67,548**	**6.88%**	**39,298**	**4.00%**	**58,947**	**6.00%**
Tier I capital to average assets	**67,548**	**6.00%**	**45,060**	**4.00%**	**56,325**	**5.00%**
As of December 31, 2007						
Total capital to risk weighted assets	$ 106,140	10.41%	$ 81,598	8.00%	$ 101,997	10.00%
Tier I capital to risk weighted assets	93,331	9.15%	40,799	4.00%	61,198	6.00%
Tier I capital to average assets	93,331	8.11%	46,035	4.00%	57,543	5.00%

The average reserve balance required to be maintained under the requirements of the Federal Reserve was approximately $5.5 million for the year ended December 31, 2008. The Bank maintained average reserve balances in excess of the requirements.

Certain components of the operating loss of $36.3 million caused the Company's total capital ratio to decline considerably below the well capitalized level stipulated in the Regulatory Memorandum of Understanding "MOU." The operating loss was caused principally by continued high levels of loan losses; the significant decline in the net interest income resulting from Federal Reserve rate reductions; and the impact of providing a valuation allowance against the Company's deferred tax assets in the fourth quarter of 2008.

In response to the capital, liquidity and operations issues, the Company has intensified capital restoration initiatives, which had previously included dividend suspension and reduced lending activities, to include asset reduction through branch disposals or bulk loan sales. Additional activities to restructure the balance sheet to generate more liquid assets and change the capital risk rating profile by changing the investment portfolio composition are ongoing. The capital requirement time frame for reaching "well capitalized" per the MOU has not lapsed and the Company's current business plan is designed to be responsive to the issue.

The overall liquidity at December 31, 2008 included:

- $16.0 million of Federal Funds sold
- $67.6 million of borrowing capacity at the Atlanta FHLB, of which $27.0 million was outstanding as of December 31, 2008.

Increased liquidity through deposit growth to date and FHLB borrowing results in Federal Funds sold of $61.0 million (unaudited) as of March 24, 2009 and $20.0 million (unaudited) of newly purchased US Treasury Bills. The FHLB availability declined to approximately $20.0 million (unaudited). Additionally the Company will have increased availability upon filing its March 31, 2009 eligible collateral reports with the FHLB.

The Company continually evaluates and seeks opportunities to raise capital, including accessing the Treasury TARP program. Currently, the capital markets for financial institutions are virtually closed.

Operationally, the Company continues to evaluate the overhead component and rationalize it to the expected reduced level of activity. Conversely, the expense of resolving the high level of non-performing assets and the continued economic decline present a challenge to improving core-operating results. However, the ongoing resolution of those assets provides funds for investment and greater liquidity and lowers the risk-based asset profile and improved capital.

16. ADOPTION OF STAFF ACCOUNTING BULLETIN NUMBER 108

The Company adopted SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"), during the year ended December 31, 2006. Traditionally, there have been two widely recognized methods for quantifying the effect of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year's errors on the income statement. The Company has previously used the roll-over method for quantifying identified financial statement misstatements.

SAB No. 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB No. 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been used or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment, and how and when it arose.

The Company historically recorded its cash dividends on a cash basis and should have recorded them on an accrual basis. The adjustment recorded as of January 1, 2006 was $1,807,501. The Company elected to use the cumulative effect transition method in connection with the preparation of its financial statements for the year ending December 31, 2006. The Company evaluated this error and concluded that it was immaterial.

17. ADOPTION OF FINANCIAL ACCOUNTING STANDARD NUMBER 157

As discussed in Note 1 above, "Summary of Significant Accounting Policies," the Company adopted SFAS No. 157, "Fair Value Measurements," during the first quarter of 2008. The provisions of SFAS No. 157 establish clearer and more consistent criteria for measuring fair value of certain assets and liabilities. In SFAS No. 157, inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value (for example, a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable:

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data (market-corroborated inputs). If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

- Level 3 inputs are unobservable inputs for the asset or liability, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing in the circumstances. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Investment Securities Available for Sale

The Company's securities portfolio available for sale is generally of high credit quality, and most of the fair value measurements were estimated using matrices that were determined to be Level 2 measurements, Significant Other Observable Inputs. Unrealized gains and losses on securities available for sale are reflected in accumulated other comprehensive income and recognized gains and losses are reported as securities gains and losses in noninterest income.

The following table reflects investment securities available for sale measured at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using		
(Table in thousands)	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities available for sale	$ 58,576	$ 1,643	$ 56,933	$ -

Derivatives

Granite Mortgage, the Company's mortgage banking subsidiary, enters into interest rate lock commitments on mortgage loans and uses two types of financial instruments to manage interest rate risk. These instruments, commonly referred to as derivatives, consist of contracts to forward sell mortgage-backed securities and options to forward sell securities. The fair value associated with these derivative instruments was approximately $202 thousand at December 31, 2008.

Mortgage Loans Held for Sale

Granite Mortgage's mortgage loans held for sale are carried at the lower of cost or market or fair value. Under either accounting basis, the value of these loans is susceptible to declines in market value. Recent market events have affected the value and liquidity of mortgage loans, to varying degrees depending on the nature and credit quality of the mortgage loans. The loans held for sale were valued based on observable market data of similar assets, where available, as well as current performance data of the underlying loans. In instances when significant valuation assumptions were not readily observable in the market, instruments were valued based on the best available data in order to approximate fair value. Management limits the size and the Company's overall exposure to these assets, as well as actively monitoring the estimated market and economic value of these assets and determining the most advantageous approach to managing these assets. The fair value was determined to be Level 2 measurements, Significant Other Observable Inputs. Recognized gains and losses are reported as mortgage banking income in noninterest income.

Impaired Loans

The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS No. 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Currently, the Company's predominant method of evaluating impaired loans is by evaluating the fair value of underlying collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or is not current, or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Because of the uncertainty with respect to values of all asset classes at December 31, 2008, all impaired loan evaluations were determined to be Level 3 measurements.

The following table reflects certain loans measured at fair value on a nonrecurring basis:

		Fair Value Measurements at Reporting Date Using		
(Table in thousands)	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage loans held for sale	$ 16,770	$ -	$ 16,770	$ -
Impaired loans (1)	35,298	-	-	35,298
Total assets	$ 52,068	$ -	$ 16,770	$ 35,298

(1) Net of reserves and loans carried at cost.

18. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial data for Bank of Granite Corporation (parent company only) follows:

Condensed Balance Sheets *(In thousands)*	December 31, 2008	December 31, 2007
Assets:		
Cash and cash equivalents	**$ 13,380**	$ 27,345
Investment in subsidiary bank at equity	**66,465**	104,406
Investment in subsidiary mortgage bank at equity	**6,665**	6,661
Other	**2,832**	3,994
Total	**$ 89,342**	$ 142,406
Liabilities and Stockholders' Equity:		
Overnight and short-term borrowings	**$ 15,169**	$ 22,629
Long-term borrowings	**-**	2,500
Other	**3**	2,012
Stockholders' equity	**74,170**	115,265
Total	**$ 89,342**	$ 142,406

Condensed Results of Operations *(In thousands)*	For the Years Ended December 31, 2008	2007	2006
Equity in earnings (loss) of subsidiary bank:			
Dividends	**$ 2,257**	$ 19,734	$ 11,211
Earnings (loss) retained	**(36,682)**	(34,129)	7,755
Equity in earnings of subsidiary mortgage bank:			
Dividends	**-**	168	-
Earnings	**8**	213	401
Income (expenses), net	**(1,834)**	(1,289)	(1,335)
Net income (loss)	**$ (36,251)**	$ (15,303)	$ 18,032

Condensed Cash Flow *(In thousands)*	For the Years Ended December 31, **2008**	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ **(36,251)**	$ (15,303)	$ 18,032
Adjustments to reconcile net income (loss) to net cash cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	**36,674**	33,917	(8,156)
Stock-based compensation expense	**15**	15	21
Premium amortization and discount accretion, net	**(3)**	(2)	(2)
Losses (gains) on sales or calls of securities available for sale	**67**	-	(118)
Impairment losses on securities	**1,104**	-	-
Decrease in accrued interest receivable	**-**	11	4
Increase (decrease) in accrued interest payable	**(1)**	-	1
Decrease (increase) in other assets	**1**	434	(4)
Decrease in other liabilities	**(2)**	(4)	(299)
Net cash provided by operating activities	**1,604**	19,068	9,479
Cash flows from investing activities:			
Proceeds from maturities of securities available for sale	**2**	406	398
Proceeds from sales of securities available for sale	**275**	-	485
Purchases of securities available for sale	**-**	(200)	(895)
Net cash provided (used) by investing activities	**277**	206	(12)
Cash flows from financing activities:			
Net increase (decrease) in overnight and short-term borrowings	**(7,460)**	(7,033)	2,872
Net decrease in long-term borrowings	**(2,500)**	(2,500)	-
Net proceeds from issuance of common stock	**138**	557	615
Net dividends paid	**(6,024)**	(8,239)	(7,485)
Purchases of common stock for treasury	**-**	(9,151)	(2,643)
Cash paid for fractional shares	**-**	-	(11)
Net cash used by financing activities	**(15,846)**	(26,366)	(6,652)
Net increase (decrease) in cash	**(13,965)**	(7,092)	2,815
Cash at beginning of year	**27,345**	34,437	31,622
Cash at end of year	$ **13,380**	$ 27,345	$ 34,437
Supplemental disclosure of non-cash transactions:			
Cash paid during the year for:			
Interest paid	$ **643**	$ 1,199	$ 1,328
Transfer from surplus to common stock due to stock split	**-**	-	3,784

19. COMMITMENTS AND CONTINGENCIES

The Company's subsidiaries are parties to financial instruments in the ordinary course of business. The Bank routinely enters into commitments to extend credit and issues standby letters of credit in order to meet the financing needs of its customers. Granite Mortgage enters into forward commitments and options to sell mortgage-backed securities in an effort to reduce its exposure to interest rate risk. The following table presents the contractual or notional amount of these financial instruments as of the dates indicated.

(Table in thousands)	December 31, 2008	December 31, 2007
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	**$ 162,958**	$ 202,451
Standby letters of credit	**4,998**	7,839
Financial instruments whose notional or contract amounts are intended to hedge against interest rate risk		
Forward commitments and options to sell mortgage-backed securities	**14,702**	7,330

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts outstanding do not necessarily represent future cash requirements. Standby letters of credit represent conditional commitments issued by the Bank to assure the performance of a customer to a third party.

The Bank's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Bank uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral held varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments.

Forward commitments and options to sell mortgage-backed securities are contracts for delayed delivery of securities in which Granite Mortgage agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in the underlying securities' values and interest rates.

Legal Proceedings

The nature of the businesses of the Company's subsidiaries ordinarily results in a certain amount of litigation. The Company's subsidiaries are involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Management believes that the liabilities, if any, arising from these proceedings will not have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate the value, is based upon the characteristics of the instruments and relevant market information. Financial instruments include cash, evidence of ownership in an entity or contracts that convey or impose on an entity the contractual right or obligation to either receive or deliver cash for another financial instrument. These fair value estimates are made at December 31, based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price an asset could be sold at or the price a liability could be settled for. However, given there is no active market or observable market transactions for many of the Company's financial instruments, it has made estimates of many of these fair values which are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated values. Beginning with the year ended December 31, 2008, the fair value estimates are determined in accordance with SFAS No. 157.

(Table in thousands)	**December 31, 2008**		December 31, 2007	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	**$ 48,983**	**$ 48,983**	$ 33,324	$ 33,324
Marketable securities	**82,203**	**82,868**	142,622	143,361
Loans	**923,343**	**929,447**	928,653	930,015
Market risk/liquidity adjustment	**-**	**(45,000)**	-	-
Net loans	**923,343**	**884,447**	928,653	930,015
Mortgage loans held for sale	**16,770**	**16,949**	15,319	15,515
Liabilities:				
Demand deposits	**494,394**	**494,394**	538,340	538,340
Time deposits	**497,428**	**509,447**	433,649	436,915
Overnight and short-term borrowings	**48,947**	**48,947**	100,190	100,190
Long-term borrowings	**14,075**	**15,158**	17,607	18,224

(1) Loan fair values are based on a hypothetical exit price, which does not represent the estimated intrinsic value of the loan if held for investment. The assumptions used are expected to approximate those that a market participant purchasing the loans would use to value the loans, including a market risk premium and liquidity discount.

Estimating the fair value of the loan portfolio when loan sales and trading markets are illiquid, are for certain loan types, or are nonexistent, requires significant judgment. Therefore, the estimated fair value can vary significantly depending on a market participant's ultimate considerations and assumptions. The final value yields a market participant's expected return on investment that is indicative of the current distressed market conditions, but it does not take into consideration the Company's estimated value from continuing to hold these loans or its lack of willingness to transact at these estimated values.

The Company estimated fair value based on estimated future cash flows discounted at current origination rates for loans with similar terms and credit quality. The estimated value in 2008 is a function of higher credit spreads, partially offset by lower risk-free interest rates. However, the value derived from origination rates at the end of 2008 likely does not represent an exit price due to the distressed market conditions; therefore, an incremental market risk and liquidity discount ranging from 3% to 20%, depending on the nature of the loan, was subtracted to reflect the illiquid and distressed market conditions as of December 31, 2008. The discounted value is a function of a market participant's required yield in the current environment and is not a reflection of the expected cumulative losses on the loans. Loan prepayments are used to adjust future cash flows based on historical experience and prepayment model forecasts. The carrying amount of accrued interest approximates its fair value.

The book values of cash and due from banks, federal funds sold, interest-bearing deposits, accrued interest receivable, overnight borrowings, accrued interest payable and other liabilities are considered to be equal to fair values as a result of the short-term nature of these items. The fair values of marketable securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of loans is estimated based on discounted expected cash flows. These cash flows include assumptions for prepayment estimates over the loans' remaining life, considerations for the current interest rate environment compared to the weighted average rate of each portfolio, a credit risk component based on the historical and expected performance of each portfolio and a liquidity adjustment related to the current market environment. The fair value of time deposits, other borrowings, commitments and guarantees is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates applicable to each category of such financial instruments.

Demand deposits are shown at their face value.

21. DERIVATIVE FINANCIAL INSTRUMENTS

The Company's mortgage banking subsidiary, Granite Mortgage, uses two types of financial instruments to manage interest rate risk. These instruments, commonly referred to as derivatives, consists of contracts to forward sell mortgage-backed securities and options to forward sell securities. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument. Granite Mortgage uses derivatives primarily to hedge the changes in the cash flows that will be realized from sales of the mortgage loans it generates. The following table sets forth certain information about Granite Mortgage's derivative financial instruments as of December 31, 2008 and December 31, 2007.

Derivative Financial Instruments
(Table in thousands)

	December 31, 2008		December 31, 2007	
	Notional Amount	**Estimated Fair Value**	Notional Amount	Estimated Fair Value
Mortgage interest rate lock commitments	**$ 29,805**	**$ (22)**	$ 11,053	$ (18)
Forward commitments and options to sell mortgage-backed securities	**14,702**	**(174)**	7,330	(61)
Total	**$ 44,507**	**$ (196)**	$ 18,383	$ (79)

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed amounts payable to that counterparty. Because the notional amount of the instrument only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a small fraction of the notional amount. Granite Mortgage deals with large institutions with good credit ratings in their derivatives activities. Further, Granite Mortgage has netting arrangements with the dealers with whom it does business. Because of these factors, Granite Mortgage believes its credit risk exposure related to derivative contracts at December 31, 2008 was not material.

22. OPERATING SEGMENTS

The Company's operations are divided into three reportable business segments: Community Banking, Mortgage Banking and Other. These operating segments have been identified based on the Company's organizational structure. The segments require unique technology and marketing strategies and offer different products and services. While the Company is managed as an integrated organization, individual executive managers are held accountable for the operations of these business segments.

The Company measures and presents information for internal reporting purposes in a variety of different ways. Information for the Company's reportable segments is available based on organizational structure, product offerings and customer relationships. The internal reporting system presently utilized by management in the planning and measuring of operating activities, as well as the system to which most managers are held accountable, is based on organizational structure.

The Company emphasizes revenue growth by focusing on client service, sales effectiveness and relationship management. The segment results contained herein are presented based on internal management accounting policies that were designed to support these strategic objectives. Unlike financial accounting, there is no comprehensive authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. Therefore, the performance of the segments is not necessarily comparable with the Company's consolidated results or with similar information presented by other financial institutions. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities.

COMMUNITY BANKING

The Company's Community Banking segment, which includes all of the Company's goodwill, serves individual and business customers by offering a variety of loan and deposit products and other financial services.

MORTGAGE BANKING

The Mortgage Banking segment originates, retains and sells mortgage loans. Mortgage loan products include fixed-rate and adjustable-rate government and conventional loans for the purpose of constructing, purchasing or refinancing owner-occupied properties. Mortgage loans are typically sold to other financial institutions and government agencies. The Mortgage Banking segment earns interest on loans held in its warehouse and in its portfolio, earns fee income from originations and recognizes gains or losses from the sale of mortgage loans.

OTHER

The Company's Other segment represents primarily treasury and administration activities. Included in this segment are certain investments and commercial paper issued to the Bank's commercial sweep account customers.

The following table presents selected financial information for reportable business segments for the years ended December 31, 2008, 2007 and 2006.

(Table in thousands)	**2008**	2007	2006
COMMUNITY BANKING			
Net interest income	**$ 34,345**	$ 50,093	$ 52,393
Provision for loan losses	**30,143**	55,083	6,366
Total other income	**7,988**	9,263	8,585
Total other expenses	**41,773**	30,105	26,033
Income (loss) before income taxes (benefits)	**(29,583)**	(25,832)	28,579
Net income (loss)	**(34,425)**	(14,395)	18,966
Identifiable segment assets	**1,112,029**	1,179,466	1,166,171

(Table in thousands)	**2008**	2007	2006
MORTGAGE BANKING			
Net interest income	**$ 3,158**	$ 3,249	$ 3,226
Provision for loan losses	**85**	48	48
Total other income	**3,560**	3,916	3,975
Total other expenses	**6,870**	6,482	6,485
Income (loss) before income taxes (benefits)	**(237)**	635	668
Net income	**8**	381	401
Identifiable segment assets	**31,885**	35,167	28,557
ALL OTHER			
Net interest expense	**(333)**	(875)	(1,023)
Total other income	**(1,170)**	-	118
Total other expenses	**331**	414	430
Loss before income tax benefits	**(1,834)**	(1,289)	(1,335)
Net loss	**(1,834)**	(1,289)	(1,335)
Identifiable segment assets	**3,041**	4,515	5,045
TOTAL SEGMENTS			
Net interest income	**37,170**	52,467	54,596
Provision for loan losses	**30,228**	55,131	6,414
Total other income	**10,378**	13,179	12,678
Total other expenses	**48,974**	37,001	32,948
Income (loss) before income taxes (benefits)	**(31,654)**	(26,486)	27,912
Net income (loss)	**(36,251)**	(15,303)	18,032
Identifiable segment assets	**1,146,955**	1,219,148	1,199,773

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
YEARS ENDED DECEMBER 31, 2008 AND 2007

(In thousands except per share data)

2008	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Interest income	$ 18,904	$ 17,072	$ 16,367	$ 14,580
Interest expense	8,611	7,190	6,881	7,071
Net interest income	10,293	9,882	9,486	7,509
Provision for loan losses	1,411	8,445	3,581	16,791
Net interest income (loss) after provision for loan losses	8,882	1,437	5,905	(9,282)
Other income	3,278	3,103	2,494	1,503
Other expense	9,659	10,409	8,775	20,131
Income (loss) before income tax expense (benefit)	2,501	(5,869)	(376)	(27,910)
Income tax expense (benefit)	786	(2,507)	(105)	6,423
Net income (loss)	$ 1,715	$ (3,362)	$ (271)	$ (34,333)
Net income (loss) per share				
Basic	$ 0.11	$ (0.22)	$ (0.02)	$ (2.22)
Diluted	0.11	(0.22)	(0.02)	(2.22)
Average shares outstanding				
Basic	15,438	15,446	15,454	15,454
Diluted	15,457	15,446	15,454	15,454

2007	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Interest income	$ 22,357	$ 22,986	$ 21,904	$ 22,068
Interest expense	8,960	9,192	9,387	9,309
Net interest income	13,397	13,794	12,517	12,759
Provision for loan losses	1,917	7,471	42,737	3,006
Net interest income (loss) after provision for loan losses	11,480	6,323	(30,220)	9,753
Other income	3,197	3,254	3,193	3,535
Other expense	8,336	8,789	9,380	10,496
Income (loss) before income tax expense (benefit)	6,341	788	(36,407)	2,792
Income tax expense (benefit)	2,297	51	(14,391)	860
Net income (loss)	$ 4,044	$ 737	$ (22,016)	$ 1,932
Net income (loss) per share				
Basic	$ 0.25	$ 0.05	$ (1.40)	$ 0.12
Diluted	0.25	0.05	(1.40)	0.12
Average shares outstanding				
Basic	16,018	15,928	15,694	15,468
Diluted	16,074	15,970	15,694	15,490

The quarterly financial data may not aggregate to annual amounts due to rounding.

ITEM 9 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with accountants on accounting and financial disclosures as described in Item 304 of Regulation S-K.

ITEM 9A - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2008, the end of the period covered by this Annual Report on Form 10-K, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Remediation of Prior Year Material Weaknesses

As disclosed in Item 9A, Controls and Procedures of our Annual Report on Form 10-K/A for the year ended December 31, 2007, management identified material weaknesses ("Material Weaknesses") in our internal control over financial reporting. Throughout 2008, we designed and implemented a remediation plan ("Remediation Plan") to remedy the deficiencies in the control environment. As described in our Form 10-K/A for the year ended December 31, 2007 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, we took the following actions to remediate the Material Weaknesses:

- We have restructured our lending staff, reassigned portfolio responsibilities, and revised loan officer lending authorities.

- Credit Administration has produced more detailed underwriting guidance and conducted related training for the loan officer population.

- We have added additional resources to our Credit Administration staff. These additions have resulted in improving our loan risk grading effectiveness.

- New and renewed loans for large credit lines, real estate acquisition and development loans and classified loans require Credit Administration approval, which improves underwriting.

- We have developed a more effective process for estimating the allowance for loan losses. The specific elements of improvement are:

    - The involvement of more experienced personnel, including the Chief Operating Officer, the Chief Credit Officer and the Chief Financial Officer in the accumulation of information and the development of the estimation of the periodic allowance for loan losses. These individuals evaluate the reasonableness of loan grade factors, the appropriate unallocated amounts and individual loan impairment amounts as part of the process.

    - Timely monitoring of past due accounts and customer contacts (primarily by Credit Administration), which increases the early identification of loan grading differences and more timely identification of loans for impairment evaluation.

- We have evaluated our personnel resources. We believe the current compliment of personnel resources is able to execute the new monitoring and reporting policies and procedures.

- While we continue to assess current lending and credit administration policies and procedures, and are revising them as necessary to develop and implement policies and procedures that will promote a culture of compliance and accountability, we believe they are currently adequate to allow us to gather, evaluate and report credit information effectively.

- We completed the exit from the asset based lending activity.

All the steps identified in the Remediation Plan have been implemented as of December 31, 2008 and have remediated the prior year Material Weaknesses in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act).

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, changes in the Company's internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2008. Based upon that evaluation, management has determined that there have been no changes to the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Bank of Granite Corporation and subsidiaries (the Company) is responsible for preparing the Company's annual consolidated financial statements and for establishing and maintaining adequate internal control over financial reporting for the Company. Management has evaluated the effectiveness of the Company's internal control over financial reporting, including controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C), as of December 31, 2008 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's registered public accounting firm that audited the Company's consolidated financial statements included in this annual report has issued an attestation report on the Company's internal control over financial reporting.

Management is also responsible for compliance with laws and regulations relating to safety and soundness, which are designated by the FDIC and the appropriate federal banking agency. Management assessed its compliance with these designated laws and regulations relating to safety and soundness and believes that the Company complied, in all significant respects, with such laws during the year ended December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Bank of Granite Corporation
Granite Falls, North Carolina

We have audited Bank of Granite Corporation (the "Company")'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (form FR Y-9 C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bank of Granite Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Bank of Granite Corporation as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, and our report dated March 30, 2009, expressed an unqualified opinion on those consolidated financial statements.

We do not express an opinion or any other form of assurance on management's statement referring to compliance with designated laws and regulations related to safety and soundness.

DIXON HUGHES PLLC
Charlotte, North Carolina
March 30, 2009

ITEM 9B - OTHER INFORMATION
None.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2009 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Information About the Board of Directors and Committees of the Board," "Directors/Nominees and Nondirector Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Ethics Policy." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 11 - EXECUTIVE COMPENSATION

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2009 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Summary Compensation Table," "Option/SAR Grants in Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and Last Fiscal Year-end Option Values," "Securities Authorized for Issuance Under Equity Compensation Plans," "Change-of-Control Agreements and Employment Contracts," and "Compensation Committee Report on Executive Officer Compensation." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2009 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Principal Holders of Voting Securities," "Directors/Nominees and Nondirector Executive Officers" and "Change-of-Control Agreements and Employment Contracts." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2009 ANNUAL MEETING OF STOCKHOLDERS, under the caption "Information About Board of Directors and Committees of the Board" and "Transactions With Officers and Directors." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth in our definitive proxy materials filed in connection with our 2009 ANNUAL MEETING OF STOCKHOLDERS, under the caption "Ratification of Selection of Accountants." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

* Exhibits incorporated by reference into this filing were filed with the Securities and Exchange Commission. We provide these documents through our Internet site at www.bankofgranite.com or by mail upon request to Investor Relations, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina 28630.

(a)1. Financial Statements

The information required by this item is set forth under Item 8.

2. Financial Statement Schedules

The information required by this item is set forth in the "Notes to Consolidated Financial Statements" under Item 8.

3. Exhibits

3.1 Certificate of Incorporation, as amended

Bank of Granite Corporation's Restated Certificate of Incorporation, filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q dated May 9, 2006, is incorporated herein by reference.

3.2 Bylaws of the Registrant, as amended

Bank of Granite Corporation's Amended and Restated Bylaws, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated April 28, 2008, is incorporated herein by reference.

4. Instruments defining the rights of holders

4.1 Form of stock certificate for Bank of Granite Corporation's common stock, filed as Exhibit 4.1 to our Registration Statement on Form S-4 (Registration Statement No. 333-104233) on April 1, 2003, is incorporated herein by reference.

4.2 Articles 5, 6, 7, 10 and 13 of the Restated Certificate of Incorporation of Bank of Granite Corporation (included in Exhibit 3.1 hereto).

10. Material Contracts

10.1 Bank of Granite Employees' Profit Sharing Plan and Trust, as amended, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-102383) on January 7, 2003, is incorporated herein by reference.

10.2 Severance Agreement and Release In Full, dated February 23, 2009, between Granite Mortgage, Inc. and Gary L. Lackey filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 23, 2009 is incorporated herein by reference.**

10.3 Written Description of Director Compensation pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, dated May 19, 2008.

10.4	Consulting Agreement, dated December 19, 2005, between the Bank and John A. Forlines, Jr. filed as Exhibit 10.1 to our Current Report on Form 8-K dated December 19, 2005, is incorporated herein by reference.
10.5	Bank of Granite Corporation's 2007 Stock Incentive Plan, filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q dated August 9, 2007, is incorporated herein by reference.**
10.6	Summary of Agreement between Bank of Granite and Jerry A. Felts, Chief Operating Officer, effective as of July 14, 2008, filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q dated August 8, 2008, is incorporated herein by reference.**
10.7	Form of Amended and Restated Bank of Granite Salary Continuation Plan, effective January 1, 2008.
10.8	Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and R. Scott Anderson.
10.9	Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and Kirby A. Tyndall.
10.10	Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and Jefferson C. Easley.
10.11	Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and Samuel M. Black.
14.	Ethics Policy, dated March 8, 2004, filed as Exhibit 14 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 is incorporated herein by reference.
21.	Subsidiaries of the Registrant The information required by this item is also set forth under Item 8, Note 1, "Summary of Significant Accounting Policies."
23.1	Consent of Dixon Hughes PLLC
31.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

** Management Compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF GRANITE CORPORATION

By: /s/ R. Scott Anderson
R. Scott Anderson
Chief Executive Officer
March 31, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. Scott Anderson R. Scott Anderson	Chief Executive Officer	March 31, 2009
/s/ Kirby A. Tyndall Kirby A. Tyndall	Secretary, Treasurer, Chief Financial Officer and Principal Accounting Officer	March 31, 2009
James Y. Preston	Chairman and Director	March 31, 2009
/s/ R. Scott Anderson R. Scott Anderson	Director	March 31, 2009
/s/ John N. Bray John N. Bray	Director	March 31, 2009
/s/ Joseph D. Crocker Joseph D. Crocker	Director	March 31, 2009
/s/ Leila N. Erwin Leila N. Erwin	Director	March 31, 2009
/s/ Paul M. Fleetwood, III Paul M. Fleetwood, III	Director	March 31, 2009
/s/ Hugh R. Gaither Hugh R. Gaither	Director	March 31, 2009
/s/ Boyd C. Wilson, Jr. Boyd C. Wilson, Jr.	Director	March 31, 2009

Bank of Granite Corporation
Exhibit Index

Exhibit		Begins on Page
3.1	Bank of Granite Corporation's Certificate of Incorporation	*
3.2	Bank of Granite Corporation's Bylaws	*
4.1	Form of stock certificate	*
4.2	Articles 5, 6, 7, 10 and 13 of the Restated Certificate of Incorporation	*
10.1	Bank of Granite Employees' Profit Sharing Plan and Trust	*
10.2	Severance Agreement and Release In Full between Granite Mortgage, Inc. and Gary L. Lackey**	*
10.3	Written Description of Director Compensation**	Filed herewith
10.4	Consulting Agreement between the Company and John A. Forlines, Jr.	*
10.5	Bank of Granite Corporation's 2007 Stock Incentive Plan**	*
10.6	Summary of Agreement between Bank of Granite and Jerry A. Felts**	*
10.7	Form of Amended and Restated Bank of Granite Salary Continuation Plan**	Filed herewith
10.8	Amended and Restated Change of Control Agreement between the Company and R. Scott Anderson**	Filed herewith
10.9	Amended and Restated Change of Control Agreement between the Company and Kirby A. Tyndall**	Filed herewith
10.10	Amended and Restated Change of Control Agreement between the Company and Jefferson C. Easley**	Filed herewith
10.11	Amended and Restated Change of Control Agreement between the Company and Samuel M. Black**	Filed herewith
14	Ethics Policy	*
21	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Independent Auditors	Filed herewith
31.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

* Incorporated herein by reference

* * Management compensatory plan or arrangement

NOTES

Stockholder Information

COMMON STOCK

Bank of Granite Corporation's (the "Company's") common stock trades on The NASDAQ Global Select Market^{SM} under the symbol GRAN. Price and volume information is contained in *The Wall Street Journal* and most major daily newspapers in the NASDAQ section.

ANNUAL MEETING

The Annual Meeting of the stockholders of Bank of Granite Corporation will be held at 10:30 am, Monday, April 27, 2009, at the Crowne Plaza (formerly Holiday Inn Select), 1385 Lenoir Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

COPIES OF EXHIBITS TO FORM 10-K

Copies of Bank of Granite Corporation's exhibits to its Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by stockholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing:
Kirby A. Tyndall, Secretary & Treasurer
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
Email: ktyndall@bankofgranite.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes PLLC
6525 Morrison Boulevard, Suite 516
Charlotte, North Carolina 28211

STOCKHOLDER INFORMATION

For additional information, contact:
Melodie R. Mathes
Stockholder Relations
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
Telephone: 828.496.2022
Email: mmathes@bankofgranite.com

STOCK TRANSFER AGENT & REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: 908.497.2300 or 800.368.5948
For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments, and other issues, visit our Transfer Agent's web site at www.rtco.com.

DIVIDEND REINVESTMENT

Record holders (not held by broker) of 100 shares or more of Bank of Granite Corporation stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR" above).

EQUAL OPPORTUNITY EMPLOYER

The Company provides equal employment opportunity for all qualified and legal employees and applicants regardless of race, religion, color, sex, national origin, age, veteran status, or disability (physical or mental impairment), to the extent that the Company is able to make reasonable accommodation to those with disabilities, in accordance with applicable federal laws. In addition, the Company complies with applicable state and local laws governing non-discrimination in employment in every facility. This policy applies to all terms and conditions of employment including, but not limited to, hiring, placement, promotion, termination, layoff, recall, transfer, leave of absence, compensation, benefits, and training.

MARKET INFORMATION

Bank of Granite Corporation operates an independent community bank based in the Catawba Valley Unifour and a mortgage company based in the Triad, serving customers from the High Country of the Blue Ridge Mountains, throughout the Foothills, and into the Piedmont and the Charlotte Metro area.